As filed with the Securities and Exchange Commission on September 26, 2002
Registration No. 333-89724

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMPAC MEDICAL SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	94-3109238 (I.R.S. Employer Identification Number)

100 West Evelyn Avenue, Mountain View, California 94041, (650) 623-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph K. Jachinowski
President and Chief Executive Officer
IMPAC Medical Systems, Inc.
100 West Evelyn Avenue, Mountain View, California 94041, (650) 623-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan Talkington Brett E. Cooper John M. Beer Orrick, Herrington & Sutcliffe LLP 400 Sansome Street San Francisco, California 94111-3143 (415) 392-1122	Jeffrey D. Saper Jack Helfand Craig N. Lang Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.001 par value per share	$50,600,000	$4,656

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Amount previously paid on June 4, 2002.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2002

PROSPECTUS

IMPAC Medical Systems, Inc.

                     Shares
Common Stock

We are selling                  shares of our common stock and selling stockholders are selling an additional              shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Certain selling stockholders have also granted the underwriters a 30-day option to purchase up to an additional                  shares to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $                 and $                 per share. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol “IMPC.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IMPAC	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

SG Cowen	U.S. Bancorp Piper Jaffray

The date of this prospectus is                 , 2002

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information and consolidated financials and the related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We urge you to read the entire prospectus carefully, especially the risks of investing in our stock discussed under the heading “Risk Factors” and elsewhere in this prospectus.

IMPAC Medical Systems

We provide information technology systems for cancer care. Our systems provide electronic medical record, imaging, decision support, scheduling and billing applications in an integrated platform to manage the information-related complexities of cancer care, from detection and diagnosis through treatment and follow-up. Cancer centers require specialized information technology to administer complex treatments, to integrate advanced medical devices, to provide data aggregation and to meet reporting requirements. In addition to satisfying these needs, our systems improve the delivery of cancer care by enhancing patient safety, enabling advanced therapies, streamlining process management and facilitating communications.

We sell our systems to university teaching hospitals, community and government hospitals, freestanding cancer centers and private practices. Worldwide, our information technology, or IT, systems are installed in more than 1,500 facilities in 52 countries. In North America, our IT systems are installed in approximately 1,300 cancer treatment facilities, which is significantly more than our closest competitors. These customers include 32 of the top 50 U.S. cancer hospitals, as ranked by U.S. News & World Report in July 2001. Our modular design provides cancer centers the flexibility to fulfill their initial IT needs and easily expand their systems over time. We install our systems in facilities that range from small departments with less than five users to national delivery networks with hundreds of users.

Our business has grown steadily since our inception in 1990. Our net sales increased from $10.2 million for our fiscal year ended September 30, 1997 to $33.9 million for our fiscal year ended September 30, 2001, a compound annual growth rate of 35.1%. Most recently, our net sales increased from $24.0 million for the nine months ended June 30, 2001 to $32.6 million for the nine months ended June 30, 2002, an increase of 35.8%.

Industry Overview

Cancer is the second leading cause of death in the United States after heart disease. There are approximately 7,400 facilities in the United States that provide cancer treatment services. We believe there are also more than 4,000 accessible cancer treatment facilities outside the United States.

The treatment of cancer requires the precise coordination of many different healthcare practitioners who employ complex treatment methodologies, some of which can be extremely harmful or even fatal to the patient if administered improperly. These treatments are often administered in multiple settings and over an extended period of time. Additionally, these processes have intensive information management and billing requirements.

Many healthcare IT systems provide basic administrative and clinical functions, but do not satisfy the specialized requirements of cancer care.

Our Solution

Our IT solution provides the following benefits:

•	Oncology IT Systems. Our specialized oncology IT systems have the functionality required to address the complexities of cancer care.

•
Device Integration.    Our systems connect directly to medical devices, allowing us to support the electronic transfer of information from a variety of devices, thereby streamlining the planning, scheduling and delivery of advanced cancer treatments, such as Intensity Modulated Radiotherapy, or IMRT.

•
Administrative Integration.    Our oncology IT solutions include a fully integrated practice management system that automates time-intensive administrative tasks and is a data repository that substantiates both clinical and business actions.

•
Data Aggregation and Reporting.    We provide a full line of data aggregation and reporting tools that allow management of data for large population bases, compliance with regulatory reporting requirements and analysis of treatment outcomes.

•
Adaptable Design.    We design our systems to be flexible and comprehensive. We believe, therefore, they are adaptable to other chronic disease specialties requiring long-term episodic care as well as the needs of a general provider practice.

Our Strategy

The key elements of our strategy are:

•	Expand Our Oncology IT Solution. We will continue to enhance and expand our product offerings to meet the evolving demands and complexity of oncology.

•	Expand Sales to Our Existing Customers. We will continue to market new and enhanced products to our existing customer base.

•	Expand Our Customer Base within Oncology. We will continue to focus on the large portion of the cancer care market that has yet to make an investment in a specialized oncology IT solution.

•
Expand Our Worldwide Sales.    We will continue to expand internationally where we believe our systems are particularly applicable to international cancer centers, which typically provide centralized, comprehensive care.

•
Expand into New Markets.    We will continue to expand the marketing and sales of our products into other chronic disease specialties related to cancer, such as urology, and into other functions that support cancer care, such as laboratory information systems.

Corporate Information

We were incorporated in California as IMPAC Medical Systems, Inc. in January 1990. Prior to the closing of this offering, we intend to reincorporate as a Delaware corporation. Our principal executive offices are located at 100 West Evelyn Avenue, Mountain View, California 94041, and our telephone number is (650) 623-8800. Our corporate website is www.impac.com. Information contained on our website does not constitute part of this prospectus. References in the prospectus to “we,” “our,” “us” and “IMPAC” refer to IMPAC Medical Systems, Inc. and our subsidiaries on a consolidated basis unless the context means otherwise.

IMPAC Medical Systems, Inc., IMPAC, the IMPAC logo and our product names are trademarks of IMPAC. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by IMPAC	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Common stock to be offered by the selling stockholders in the over-allotment option	shares

Use of proceeds
We intend to use the net proceeds from the offering for working capital and to expand our business generally. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.

Proposed Nasdaq National Market symbol	IMPC

Unless otherwise noted, the information in this prospectus, including the information above:

•	reflects a -for- stock split of our common stock, which will occur before the closing of this offering;

•	assumes our reincorporation from California to Delaware, which will occur before the closing of this offering;

•	assumes 6,069,739 shares of common stock and 1,238,390 shares of redeemable convertible preferred stock outstanding at June 30, 2002;

•	assumes the conversion of all outstanding shares of our redeemable convertible preferred stock into 1,238,390 shares of our common stock upon the closing of this offering;

•
excludes 1,038,242 shares of common stock subject to outstanding options at June 30, 2002 issued at a weighted-average exercise price of $5.98 per share. Subsequent to June 30, 2002, 3,125 shares of common stock have been issued upon option exercises;

•	excludes an aggregate of 3,308,160 shares of common stock reserved for future issuance under our stock option plans and our 2002 employee stock purchase plan as of June 30, 2002; and

•	assumes no exercise of the underwriters’ over-allotment option granted by the selling stockholders.

Summary Consolidated Financial Information
(in thousands, except per share data)

The table below sets forth summary consolidated financial information for the periods indicated. This data has been derived from our audited consolidated financial statements for the years ended September 30, 1999, 2000 and 2001 and from our unaudited consolidated financial statements for the nine months ended June 30, 2001 and 2002 and as of June 30, 2002 included elsewhere in this prospectus. The statements of operations data for the years ended September 30, 1997 and 1998 were derived from our audited consolidated financial statements that do not appear in this prospectus. It is important that you read this information together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to them included elsewhere in this prospectus.

	Year Ended September 30,					Nine Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Consolidated Statement of Operations Data:
Sales:
Software license and other, net	$7,396	$12,417	$15,092	$20,011	$23,566	$16,537	$22,190
Maintenance and services	2,765	3,917	5,566	7,663	10,291	7,473	10,416

Total net sales	10,161	16,334	20,658	27,674	33,857	24,010	32,606

Gross profit	7,557	12,304	15,087	20,129	24,226	17,158	23,920

Operating income	671	1,433	4,670	5,251	4,190	2,729	5,628
Income before provision for income taxes	978	1,697	5,034	5,068	4,702	3,130	5,925
Net income	590	1,103	3,071	3,075	3,017	2,008	3,733
Accretion of redeemable convertible preferred stock(1)	—	—	—	(508)	(1,431)	(1,104)	(8,246)

Net income (loss) available to common stockholders	$590	$1,103	$3,071	$2,567	$1,586	$904	$(4,513)

Net income (loss) per common share:
Basic	$0.10	$0.19	$0.53	$0.43	$0.26	$0.15	$(0.75)

Diluted	$0.08	$0.15	$0.43	$0.40	$0.25	$0.14	$(0.75)

Weighted-average shares used in computing net income (loss) per common share:
Basic	5,730	5,803	5,837	5,907	6,016	6,016	6,032

Diluted	7,184	7,240	7,219	6,387	6,457	6,480	6,032

Pro forma net income per common share (unaudited)(2):
Basic					$0.42		$0.51

Diluted					$0.39		$0.49

Weighted-average shares used in computing pro forma net income per common share (unaudited)(2):
Basic					7,255		7,270

Diluted					7,695		7,683

	June 30, 2002
	Actual	Pro Forma As Adjusted(3)
Consolidated Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$21,895	$
Working capital	9,962
Total assets	39,877
Capital lease obligations, less current portion	131
Redeemable convertible preferred stock	14,185
Total stockholders’ equity	5,982

(1)
After September 27, 2002, the holders of a majority of our redeemable convertible preferred stock can require us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. As of June 30, 2002, no dividends have been declared. Several factors have influenced our determination of the value of the redeemable convertible preferred stock. These factors include our current plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies. These shares will automatically convert to common stock upon the closing of this offering. We have been accreting charges that reflect the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, reduces the amount of net income (loss) available to common stockholders. After this offering, no further accretion will be required. The redemption value of the redeemable convertible preferred stock was $7.4 million at September 30, 2001 and $16.1 million at June 30, 2002. These amounts will be reclassed on our balance sheet from redeemable convertible preferred stock to common stock and additional paid-in capital. See Note 5 of the notes to our consolidated financial statements for a more detailed explanation.

(2)
See Note 7 of the notes to consolidated financial statements for a detailed explanation of the determination of the number of shares used to compute pro forma basic and diluted net income per common share.

(3)
In the “Pro Forma As Adjusted” column, we have adjusted the balance sheet data as of June 30, 2002, to reflect the conversion of redeemable convertible preferred stock into common stock upon the closing of this offering and to give effect to our receipt of the estimated net proceeds $         million from the sale of                 shares of our common stock by us under this prospectus at an assumed initial public offering price of $         per share after deducting the underwriting discounts and commissions and estimated offering costs payable by us. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Relating to Our Business

Our operating results may fluctuate significantly and may cause our stock price to decline.

We have experienced significant variations in revenues and operating results from quarter to quarter. Our quarterly operating results may continue to fluctuate due to a number of factors, including:

•	the timing, size and complexity of our product sales and implementations, in each case exacerbated by the lengthy sales and implementation cycles and unpredictable buying patterns of our customers;

•	overall demand for healthcare information technology, particularly in the oncology market;

•
seasonality of our quarterly operating results, which may be impacted by the degree to which our customers have allocated and spent their yearly budgets and slower systems implementation during the holiday seasons;

•	market acceptance of services, products and product enhancements by us and our competitors;

•	product and price competition;

•	changes in our operating expenses;

•	the timing and size of future acquisitions;

•	personnel changes; and

•	the financial condition of our current and potential customers.

Because a significant percentage of our expenses will be relatively fixed, changes in the timing of sales and implementations could cause significant variations in operating results from quarter to quarter. We believe that period to period comparisons of our historical results of operations are not necessarily meaningful. You should not rely on these comparisons as indicators of our future performance.

Due to the length of our sales cycle, we are required to spend substantial time and expense before we are able to recognize revenue.

The sales cycle for our systems ranges from six to 24 months or more from initial contact to contract execution, and we may require an additional three to nine months to complete implementation. During this period, we will expend substantial time, effort and financial resources preparing contract proposals, negotiating the contract and implementing our systems. As a result, we may not realize any revenues from some customers after expending considerable resources. Even if we do realize revenues from a project, delays in implementation may keep us from recognizing these revenues during the same period in which sales and implementation expenses were incurred. This could cause our operating results to fluctuate from quarter to quarter.

The majority of our sales have been into the radiation oncology market. If we are unable to expand outside the radiation oncology market or expand into international markets, our ability to grow will be limited.

Sales of our products into the radiation oncology market in the United States, including maintenance and services, represented approximately 71.9% of our net sales in the nine months ended June 30, 2002 and 83.0% in the fiscal year ended September 30, 2001. Many of the largest radiation oncology facilities and practices in the United States have previously purchased our systems. To sustain our growth, we must expand our radiation oncology sales outside the United States and increase our sales outside of the radiation oncology market. We have expanded our product offerings domestically to address medical oncology, hospital and central registry data aggregation and reporting, and recently, laboratory information systems and urology. However, we may not be successful selling our products in international radiation oncology markets, or marketing our products in new markets.

If we are unable to integrate our products successfully with existing information systems and oncology treatment devices, or we are restricted from access to new device interfaces, customers may choose not to use our products and services.

For healthcare facilities to fully benefit from our products, our systems must integrate with the customer’s existing information systems and medical devices. This may require substantial cooperation, investment and coordination on the part of our customers. There is little uniformity in the systems and devices currently used by our customers, which complicates the integration process. If these systems are not successfully integrated, our customers could choose not to use, or to reduce their use of, our systems, which would harm our business.

Our ability to design systems that integrate applications, devices and information systems has been a key to our success in the radiation oncology market. Our competitors include manufacturers of radiation oncology equipment. If these manufacturers were to deny us access to new device interfaces, we would lose one of our key competitive advantages and our sales would be adversely impacted.

We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do, and companies who bundle their software with hardware sales at little or no additional cost, which makes it harder for us to sell our systems.

We operate in a market that is intensely competitive. Our principal oncology competitor is Varian Medical Systems, Inc. We also face competition from providers of enterprise level healthcare information systems, practice management systems, general decision support and database systems and other segment-specific software applications. In addition, although we have cooperative strategic arrangements with Siemens Medical Systems, Inc. and other companies for the sale of some of our products, these companies also compete with us on the sale of some of our products. A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we do.

Our most significant competitors also manufacture radiation oncology devices and other equipment used by healthcare providers who may be our potential customers. These particular competitors pose a competitive risk for us because they market their software with their hardware products as a bundled solution at little or no additional cost, which could enhance their ability to meet a potential customer’s needs. As a result, to make a sale, we must convince potential customers that our products are sufficiently superior to the software offered by the medical device manufacturer to justify the additional costs of purchasing our products. We also expect that competition will continue to increase, particularly if enterprise level healthcare software providers, such as Cerner Corporation and Eclipsys Corporation, choose to focus on the oncology market. As a result of increased competition, we may need to reduce the price of our products and services, and we may experience reduced gross margins or loss of market share, any one of which could significantly reduce our future revenues and operating results.

A decline in spending for healthcare information technology and services may result in less demand for our products and services, which could adversely affect our financial results.

The purchase of our products and services involves a significant financial commitment by our customers. The cost of our systems typically ranges from $75,000 to more than $500,000. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. For example, the Balanced Budget Act of 1997 significantly reduced Medicare reimbursements to hospitals, leaving them less money to invest in infrastructure. Moreover, a general economic decline or further reductions in Medicare reimbursements to hospitals could cause hospitals to reduce or eliminate information technology-related spending. If spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services could decline, adversely affecting the prices we may charge.

Changing customer requirements could decrease the demand for our products, which could harm our business and adversely affect our revenues.

The market for our products and services is characterized by rapidly changing technologies, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. As a result, our position in the healthcare information technology market could erode rapidly due to unforeseen changes in the features, functions or pricing of competing products. Our future success will depend in part on our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those we offer is complex and in the future is expected to become increasingly more complex and expensive as new technologies and new methods of treating cancer are introduced. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, including the introduction of new cancer treatment methods with which our products are not currently compatible, demand for our products could suffer.

We depend on our relationships with distributors and oncology equipment manufacturers to market our products, and if these relationships are discontinued, or we are unable to develop new relationships, our revenues could decline.

To successfully market and sell our products both in the United States and in foreign markets, we have developed relationships with distributors and leading oncology equipment manufacturers, including Siemens Medical Systems, Inc. Sales to Siemens represented 11.4% of our net sales in the nine months ended June 30, 2002, 12.7% in fiscal 2001 and 14.6% in fiscal 2000. We rely on these collaborative relationships to augment our direct sales efforts and maintain market access to potential customers, particularly in Europe and Asia, and our business strategy includes entering into additional third-party relationships in the future. Some of these manufacturers and distributors also produce or distribute products that directly compete with our core products.

We may not be able to maintain or develop these relationships with distributors and oncology equipment manufacturers, and these relationships may not continue to be successful. If any of these relationships is terminated, not renewed or otherwise unsuccessful, or if we are unable to develop additional relationships, our sales could decline, and our ability to continue to grow our business could be adversely affected. This is particularly the case for our international sales, where we rely on our distributors’ expertise regarding foreign regulatory matters and their access to actual and potential customers. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. In addition, if these relationships fail, we will have to devote additional resources to market our products than we would otherwise, and our efforts may not be as effective as those of the distributors and manufacturers with whom we have relationships. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. Our operating results could be adversely affected if these efforts with distributors and manufacturers do not generate revenues necessary to offset these investments.

We are subject to extensive federal, state and international regulations, which could cause us to incur significant costs.

Four of our medical device products, including two device connectivity products and two imaging products, are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act, or FDC Act, and by the Food and Drug Branch of the California Department of Health Services, or FDB, which is the California state agency that oversees compliance with FDA regulations. The FDA’s regulations govern product design and development, product testing, product labeling, product storage, premarket clearance or approval, advertising and promotion, and sales and distribution. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

Numerous regulatory requirements apply to our medical device products, including the FDA’s Quality System Regulation, which requires that our manufacturing operations follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process. We are also subject to FDA regulations regarding labeling, adverse event reporting, and the FDA’s prohibition against promoting products for unapproved or “off-label” uses.

We face the risk that a future inspection by the FDA or FDB could find that we are not in full regulatory compliance. Our failure to comply with any applicable FDA regulation could lead to warning letters, non-approvals, suspensions of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. If we fail to take adequate corrective action in response to any FDA observation of noncompliance, we could face enforcement actions, including a shutdown of our manufacturing operations and a recall of our products, which would cause our product sales, operating results and business reputation to suffer.

To market and sell our products in countries outside the United States, we must obtain and maintain regulatory approvals and comply with the regulations of those countries. These regulations and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals is expensive and time consuming. We plan to apply for regulatory approvals in particular countries, but we may not receive the approvals in a timely way or at all in any foreign country in which we plan to market our products, and if we fail to receive such approvals, our ability to generate revenue will be harmed.

Our products could be subject to recalls even after receiving FDA approval or clearance. A recall would harm our reputation and adversely affect our operating results.

The FDA and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. A recall could divert management’s attention, cause us to incur significant expenses, harm our reputation with customers and negatively affect our future sales.

Regulation of additional products of ours not currently subject to regulation as medical devices by the FDA could increase our costs, delay the introduction of new products and adversely affect our revenue growth.

The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the FDC Act. If the FDA chooses to regulate any more of our products as medical devices, we would likely be required to take the following actions:

•
seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;

•	comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and

•
comply with the FDC Act’s general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

We may not be able to convince the FDA to grant approval to a request for market clearance. If any of our products fails to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products, withdrawal of existing FDA clearances and approvals, fines, injunctions or civil penalties, recalls or product corrections, production suspensions and criminal prosecution. FDA regulation of additional products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

New and potential federal regulations relating to patient confidentiality could require us to redesign our products.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and may require the users of such information to implement specified security measures. Regulations governing electronic health data transmissions are evolving rapidly and are often unclear and difficult to apply.

Of particular importance is the Health Insurance Portability and Accountability Act of 1996, or HIPAA. This law requires the Secretary of Health and Human Services, or HHS, to adopt national standards for some types of electronic health information transactions and the data elements used in those transactions, adopt standards to ensure the integrity and confidentiality of health information, and establish a schedule for implementing national health data privacy regulations. In December 2000, HHS published its final health data privacy regulations, which will take effect in December 2002. These regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. HHS has not yet issued final rules on most of the other topics under HIPAA and has yet to issue proposed rules on some topics. The final rules, if and when issued, may differ from the proposed rules. We cannot predict the potential impact of the rules that have not yet been proposed or any other rules that might be finally adopted instead of the proposed rules. In addition, other federal and state privacy legislation may be enacted at any time.

These laws or regulations, when adopted, could restrict the ability of our customers to obtain, use or disseminate patient information. This could adversely affect demand for our products and force us to redesign our products in order to meet the requirements of any new regulations. Despite the existence of security features, these products may be vulnerable to break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer systems of our customers. We may incur significant product development costs to modify or redesign our products to address evolving data security and privacy issues.

If our products fail to provide accurate and timely information to our customers in their treatment of patients, our customers may be able to assert claims against us that could result in substantial costs to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and relate to patient medical histories and treatment plans. If these products fail to provide accurate and timely information, customers may be able to assert liability claims against us. Any potential liability claims, regardless of their outcome, could result in substantial costs to us, divert management’s attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, the limitations of liability set forth in our contracts may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims against us. In addition, the insurer might refuse coverage as to any future claim.

Highly complex software products such as ours often contain undetected errors or failures when first introduced or as updates and new versions are released. It is particularly challenging for us to test our products because it is difficult to simulate the wide variety of computing environments in which our customers may deploy them. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects, errors or difficulties could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with our products. In addition, despite testing by us and by current and potential customers, errors may be found after commencement of commercial shipments, which may result in loss of or delay in market acceptance of our products.

If we undertake additional acquisitions, they may be disruptive to our business and could have an adverse effect on our future operations and cause the market price of our common stock to decline.

An element of our business strategy has been expansion through acquisitions. Since 1997, we have completed six acquisitions of businesses or product lines. As a result of these acquisitions, we face the following risks:

•	integrating the existing management, sales force, engineers and other personnel into one existing culture and business;

•	developing and implementing an integrated business strategy from what had been previously independent companies; and

•	developing compatible or complementary products and technologies from previously independent operations.

If we pursue any future acquisitions, we will also face additional risks, including the following:

•	the diversion of our management’s attention and the expense of identifying and pursuing suitable acquisition candidates, whether or not consummated;

•	the anticipated benefits from any acquisition may not be achieved;

•	the integration of acquired businesses requires substantial attention from management;

•	the diversion of the attention of management and any difficulties encountered in the transition process could hurt our business;

•
in future acquisitions, we could issue additional shares of our capital stock, incur additional indebtedness or pay consideration in excess of book value, which could have a dilutive effect on future net income, if any, per share; and

•
the potential negative effect on our financial statements from the increase in goodwill and other intangibles, the write-off of research and development costs and the high cost and expenses of completing acquisitions.

Interruptions in our power supply or telecommunications capabilities or the occurrence of an earthquake or other natural disaster could disrupt our operations and cause us to lose revenues or incur additional expenses.

Our primary facilities are located in California near known earthquake fault zones and are vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We currently do not have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. During any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support and outsourcing services. Any such interruption in operations at our facilities could damage our reputation and harm our ability to obtain and retain customers, which could result in lost revenue and increased operating costs.

We have customers for whom we store and maintain critical patient and administrative data on computer servers in our ASP data center. Those customers access this data remotely through telecommunications lines. If our back-up power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their critical data causing an interruption in their operations. In such event our remote access customers and their patients could seek to hold us responsible for any losses. We may also potentially lose those customers and our reputation could be harmed.

If we fail to attract, motivate and retain highly qualified technical, marketing, sales and management personnel, our ability to operate our business could be impaired.

Our success depends, in significant part, upon the continued services of our key technical, marketing, sales and management personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Competition for these employees is intense. In addition, the process of recruiting personnel with the combination of skills and attributes required to operate our business can be difficult, time-consuming and expensive. The success of our business depends to a considerable degree on our senior management team. The loss of any member of that team, particularly Joseph Jachinowski, James Hoey and David Auerbach, our founders, could hurt our business.

We depend on licenses from third parties for rights to the technology used in several of our products. If we are unable to continue these relationships and maintain our rights to this technology, our business could suffer.

We depend upon licenses for some of the technology used in our products from a number of third-party vendors, including Pervasive Software Inc., Medicomp Systems, Inc., First DataBank, Inc., Crystal Decisions, Inc. and SoftVelocity, Inc. If we were unable to continue using the technology made available to us under these licenses on commercially reasonable terms or at all, we may have to discontinue, delay or reduce product shipments until we obtain equivalent replacement technology, which could hurt our business. In addition, if our vendors choose to discontinue support of the licensed technology in the future, we may not be able to modify or adapt our own products.

If we fail to protect our intellectual property, our business could be harmed.

We are dependent upon our proprietary information and technology. Our means of protecting our proprietary rights may not be adequate to prevent misappropriation. The laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Also, despite the steps we have taken to protect our proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. In some limited instances, customers can access source-code versions of our software, subject to contractual limitations on the permitted use of the source code. Although our license agreements with these customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. Furthermore, others could independently develop technologies similar or superior to our technology or design around our proprietary rights. In addition, infringement or invalidity claims or claims for indemnification resulting from infringement claims could be asserted or prosecuted against us. Regardless of the validity of any claims, defending against these claims could result in significant costs and diversion of our resources. The assertion of infringement claims could also result in injunctions preventing us from distributing products. If any claims or actions are asserted against us, we might be required to obtain a license to the disputed intellectual property rights, which might not be available on reasonable terms or at all.

Our international sales, marketing and service activities expose us to uncertainties that could limit our growth and adversely affect our operating results.

In addition to our domestic operations, we currently conduct sales, marketing and service activities in other countries in North America, Europe and the Pacific Rim. Our international operations pose risks that include:

•	potential adverse tax consequences;

•	foreign currency fluctuations;

•
potentially higher operating expenses, resulting from the establishment of international offices, the hiring of additional personnel and the localization and marketing of products for particular countries;

•	the impact of smaller healthcare budgets in some international markets, which could result in greater pricing pressure and reduced gross margins;

•	uncertainties relating to product feature requirements in foreign markets;

•	order deposits at lower levels than historically achieved with U.S. orders;

•	unproven performance of new distributors;

•	greater difficulty in collecting accounts receivable;

•	the difficulty of building and managing an organization with geographically dispersed operations;

•	burdens and uncertainties related to foreign laws; and

•	lengthy sales cycles typical in overseas markets.

If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

Risk Related to This Offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially. An active trading market for our stock may not develop, and selling your stock may be difficult.

Prior to this offering, our common stock has not been traded on a public market. We cannot predict whether an active public trading market for our stock will develop following this offering, or whether such a market will be sustained. We have negotiated with the underwriters to determine the price of the shares of common stock sold in this offering, but this price will not necessarily reflect the market price of the common stock following this offering. A number of factors will influence the market price for the common stock following this offering, including:

•	volume and timing of orders for our products;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	the announcement and introduction of new products or product enhancements by us or our competitors;

•	our ability to develop, obtain regulatory clearance for, and market new and enhanced products;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	product liability claims or other litigation;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

If no trading market develops, securities analysts may decide not to provide research coverage of our company. Securities analysts may not initiate or maintain research coverage of our company and our shares, and this could further depress the market for our shares.

A large number of shares may be sold into the market following this offering, which may cause the price of our common stock to decline.

After this offering,                  shares of our common stock will be outstanding based upon shares outstanding as of August 31, 2002. The                  shares we are selling in this offering, and the                  shares being offered by the selling stockholders if the underwriters exercise their over-allotment in full, will be freely tradable, without restriction or further registration, under the federal securities laws unless purchased by our affiliates. The following table indicates approximately when the              shares of common stock not being sold in this offering, based upon shares outstanding as of August 31, 2002, will be available for sale in the public market.

Number of Shares	Percent of Total Shares Outstanding Immediately After Offering	Date of Availability for Resale Into Public Market
359,331%		The day our common stock commences trading in the public market.

50,973		The 90th day following the day our common stock commences trading in the public market.

The 181st day following the day our common stock commences trading in the public market, taking into account agreements these stockholders have with us and the underwriters and assuming the underwriters do not exercise their over-allotment option. However, Thomas Weisel Partners LLC can waive this restriction and allow these stockholders to sell their shares at any time. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions.

The table above takes into account the lock-up agreements under which stockholders holding an aggregate of              shares have agreed not to sell their shares of stock for 180 days after the completion of this offering. Thomas Weisel Partners LLC may waive any of these lock-up restrictions prior to the expiration of the lock-up period without prior notice. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions. If, however, Thomas Weisel Partners LLC elects to waive such restrictions, approximately              shares of common stock would be available for sale. Of the shares of common stock that will be available for sale the after the expiration of the lock-up period, or upon any election of Thomas Weisel Partners LLC to waive the lock-up restrictions,              will be subject to the volume restrictions of Rule 144 under federal securities laws because they are held by our affiliates.

If our common stockholders sell substantial amounts of common stock in the public market, or if the market perceives that these sales may be about to occur, the market price of our common stock could fall. After the completion of this offering, the holders of              shares of common stock or                  shares of common stock if the underwriters exercise their over-allotment option in full, including common stock issued upon conversion of our redeemable convertible preferred stock, will continue to have rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or for other stockholders. If these holders exercise their registration rights in one of our future registration statements, their stock sales could impair our ability to raise necessary capital by depressing the price at which we could sell our common stock.

Purchasers in this offering will experience immediate and substantial dilution.

We expect the price of our shares in this offering to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock after this offering. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share substantially higher than the value of our assets less liabilities. Assuming the sale of                  shares of our common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, the investors in this offering will contribute         % of the total gross amount invested to date in our company, but will own only         % of the shares of common stock outstanding. The exercise of outstanding stock options, or the issuance of new stock, will further dilute new investors.

Purchasers in this offering may experience significant additional dilution upon the exercise of outstanding options to purchase our common stock.

As of June 30, 2002, exercisable options to purchase a total of 1,038,242 shares of our common stock were outstanding under our stock option plans, with a weighted average per share exercise price of $5.98. The exercise of all of these outstanding options would dilute the ownership percentage of purchasers in this offering by approximately         % and may cause the market price of our common stock to decline.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

Our management could spend the proceeds from this offering in a manner that our stockholders may not desire or that does not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. We currently intend to use the net proceeds from this offering for general corporate purposes and working capital. We may also use the net proceeds in future strategic acquisitions or investments, but currently we do not have any specific acquisitions or investments planned. Until we need to use the net proceeds of this offering, we plan to invest the net proceeds in investment grade, interest bearing securities, but these investments may not produce income or may lose value.

Our executive officers and directors own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Following this offering, our executive officers and directors, and entities affiliated with directors, will beneficially own approximately         % of our common stock or approximately         % if the underwriters exercise their over-allotment option in full. These stockholders, acting together, will have the ability to decide all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. A significant concentration of share ownership can adversely affect the trading price for our common stock because investors often discount the value of stock in companies that have controlling stockholders. Furthermore, the concentration of ownership in our company could delay, defer or prevent a merger or consolidation, takeover or other business combination that could be favorable to you.

Anti-takeover provisions in our charter documents and Delaware law could prevent a potential acquiror from buying our stock.

Our restated certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in control of our company, including provisions that:

•
authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	prohibit stockholder actions by written consent; and

•	provide for a classified board of directors.

In addition, we will be governed by the provisions of Section 203 of Delaware General Corporation Law. These provisions may prohibit stockholders owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our restated certificate of incorporation and bylaws, and under Delaware law, could discourage potential acquisition proposals, delay or prevent a change in control or management or reduce the price that investors might be willing to pay for shares of our common stock in the future.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which may be deemed to include, but are not limited to, our business strategy, timing of and plans for the introduction of new products, services and enhancements, plans for hiring additional personnel, timing of and plans for opening new offices and the adequacy of anticipated sources of cash, including the proceeds from this offering, to fund our operations. Words such as “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. You should not place undue reliance upon these forward-looking statements, which apply only as of the date of this prospectus. Actual results could differ materially from those projected in any forward-looking statements for the reasons detailed in the “Risk Factors” portion of this prospectus beginning on page seven or elsewhere in this prospectus. We assume no obligation to update any forward-looking statement after the date of this prospectus.

This prospectus contains various estimates related to the IT and healthcare markets. These estimates have been included in studies published by market research and other firms. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are thus subject to inherent uncertainty.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $        million from the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $         per share after deducting underwriting commissions and discounts and estimated expenses. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We expect to use the net proceeds from the offering for working capital and to expand our business generally, including possible acquisitions. We have no current plans for any specific acquisitions at this time.

The principal purposes of this offering are to obtain additional capital, to enhance our ability to acquire other businesses, products or technologies, to create a public market for our common stock, to facilitate our future access to public equity markets, to provide liquidity for our existing stockholders, to improve the effectiveness of our stock option plans in attracting and retaining key employees and to provide increased visibility of our company in a marketplace where many of our competitors are publicly held companies.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2002 on an actual basis and on an as adjusted basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the closing of this offering and to give effect to the receipt of the estimated net proceeds from the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $                 per share, after deducting underwriting discounts and commissions and estimated offering expenses. The information below should be read in conjunction with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	June 30, 2002
	Actual	As Adjusted
	(unaudited)

Long-term obligations, less current portion	$131,157	$

Series A redeemable convertible preferred stock, $0.001 par value; 1,238,390 shares authorized and outstanding, actual; no shares outstanding, as adjusted	14,184,836

Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted	—
Common stock, $0.001 par value; 15,000,000 shares authorized; 6,069,739 shares outstanding, actual; shares outstanding, as adjusted	6,070
Additional paid-in capital	1,130,847
Accumulated other comprehensive loss	(10,767)
Retained earnings	4,855,684

Total stockholders’ equity	5,981,834

Total capitalization	$20,297,827

The number of shares of common stock listed in the table above excludes the following:

•	1,038,242 shares of common stock subject to options issued at June 30, 2002 at a weighted-average exercise price of $5.98 per share granted under our stock option plans;

•	3,308,160 shares of common stock reserved for future issuance under our stock option plans and our 2002 employee stock purchase plan.

DILUTION

At June 30, 2002, our actual net tangible book value was approximately $18.1 million, or $2.99 per share. Actual net tangible book value per share represents the amount of total actual tangible assets less total actual liabilities, divided by the shares of common stock outstanding at June 30, 2002. After giving effect to the sale of the                  shares of common stock we are offering and after deducting the underwriting discounts and commissions and estimated offering costs, our adjusted net tangible book value at June 30, 2002 would have been $         million, or $         per share. This represents an immediate increase in as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2002	$2.99
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes, on a pro forma basis, at June 30, 2002, the difference between the number of shares of common stock purchased, the total consideration paid and the average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,308,129%		$5,086,916%		$0.70
New investors

Total		100.0%		$100.0%

The discussion and tables above assume no exercise of any of the 1,038,242 stock options with a weighted-average exercise price of $5.98 per share outstanding at June 30, 2002. Assuming the exercise in full of all these options as of June 30, 2002, the number of shares purchased by existing stockholders would increase to 8,346,371, total consideration paid by them would increase to $11,295,603 and the average price per share paid by them would be increased to $1.35 per share.

If the underwriters’ over-allotment option is exercised in full, sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                  or approximately         % of the total number of shares of common stock outstanding upon the closing of this offering and will increase the number of shares held by new public investors to                  or approximately         % of the total number of shares of common stock outstanding after this offering. See “Principal and Selling Stockholders.”

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

The following consolidated statements of operations data for the years ended September 30, 1999, 2000 and 2001 and consolidated balance sheet data as of September 30, 2000 and 2001 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The statement of operations data for the nine months ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2002 are derived from our unaudited consolidated financial statements included in this prospectus. The statements of operations data for the years ended September 30, 1997 and 1998 and the balance sheet data as of September 30, 1997, 1998 and 1999 were derived from our audited consolidated financial statements that do not appear in this prospectus. Our unaudited consolidated financial statements have been prepared by us on a basis consistent with our audited consolidated financial statements and, in management’s opinion, include all adjustments necessary, consisting only of normal recurring adjustments, for a fair presentation of this information. The consolidated statement of operations data for the nine months ended June 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the entire year, for any other interim period or for any future year. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended September 30,					Nine Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Consolidated Statement of Operations Data:
Sales:
Software license and other, net	$7,396	$12,417	$15,092	$20,011	$23,566	$16,537	$22,190
Maintenance and services	2,765	3,917	5,566	7,663	10,291	7,473	10,416

Net sales	10,161	16,334	20,658	27,674	33,857	24,010	32,606

Cost of sales:
Software license and other, net	1,895	2,936	3,605	4,866	6,255	4,341	5,760
Maintenance and services	709	1,094	1,966	2,679	3,376	2,511	2,926

Total cost of sales	2,604	4,030	5,571	7,545	9,631	6,852	8,686
Gross profit	7,557	12,304	15,087	20,129	24,226	17,158	23,920
Operating expenses:
Research and development	2,130	2,798	3,369	4,495	6,276	4,349	5,644
Sales and marketing	3,370	4,185	5,028	6,361	9,255	6,655	8,991
General and administrative	1,386	2,378	1,368	2,343	3,633	2,645	3,159
Write-off of purchased in-process research and development	—	348	—	308	511	511	116
Merger related costs	—	—	—	578	—	—	—
Amortization of goodwill and other intangible assets	—	1,162	652	793	361	269	382

Total operating expenses	6,886	10,871	10,417	14,878	20,036	14,429	18,292
Operating income	671	1,433	4,670	5,251	4,190	2,729	5,628
Interest expense	—	(2)	—	—	(41)	(33)	(21)
Interest and other income	307	266	364	508	553	434	318
Write-down of notes receivable	—	—	—	(691)	—	—	—

Income before provision for income taxes	978	1,697	5,034	5,068	4,702	3,130	5,925
Provision for income taxes	(388)	(594)	(1,963)	(1,993)	(1,685)	(1,122)	(2,192)

Net income	590	1,103	3,071	3,075	3,017	2,008	(3,733)
Accretion of redeemable convertible preferred stock(1)	—	—	—	(508)	(1,431)	(1,104)	(8,246)

Net income (loss) available to common stockholders	$590	$1,103	$3,071	$2,567	$1,586	$904	$(4,513)

Net income (loss) per common share:
Basic	$0.10	$0.19	$0.53	$0.43	$0.26	$0.15	$(0.75)

Diluted	$0.08	$0.15	$0.43	$0.40	$0.25	$0.14	$(0.75)

	Year Ended September 30,					Nine Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002
Weighted-average shares used in computing net income (loss) per common share:
Basic	5,730	5,803	5,837	5,907	6,017	6,016	6,032

Diluted	7,184	7,240	7,219	6,387	6,457	6,480	6,032

Pro forma net income per common share (unaudited)(2):
Basic					$0.42		$0.51

Diluted					$0.39		$0.49

Weighted-average shares used in computing pro forma net income per common share (unaudited)(2):
Basic					7,255		7,270

Diluted					7,695		7,683

	As of September 30,					As of June 30, 2002
	1997	1998	1999	2000	2001
Consolidated Balance Sheet Data:
Cash, cash equivalents and available-for-sale securities	$6,253	$6,825	$11,773	$12,382	$17,926	$21,895
Working capital	2,343	2,039	4,460	5,443	6,547	9,962
Total assets	10,077	14,042	19,949	26,510	32,953	39,877
Capital lease obligations, less current portion	—	—	—	236	179	131
Redeemable convertible preferred stock	4,000	4,000	4,000	4,508	5,939	14,185
Total stockholders’ equity	1,585	2,682	5,734	8,695	10,340	5,982

(1)
After September 27, 2002, the holders of a majority of our redeemable convertible preferred stock can require us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. As of June 30, 2002, no dividends have been declared. Several factors have influenced our determination of the value of the redeemable convertible preferred stock. These factors include our current plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies. These shares will automatically convert to common stock upon the closing of this offering. We have been accreting charges that reflect the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, reduces the amount of net income (loss) available to common stockholders. After this offering, no further accretion will be required. The redemption value of the redeemable convertible preferred stock was $7.4 million at September 30, 2001 and $16.1 million at June 30, 2002. These amounts will be reclassed on our balance sheet from redeemable convertible preferred stock to common stock and additional paid-in capital. See Note 5 of the notes to our consolidated financial statements for a more detailed explanation.

(2)
See Note 7 of the notes to consolidated financial statements for a detailed explanation of the determination of the number of shares used to compute pro forma basic and diluted net income per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide information technology systems for cancer care. Our systems provide electronic medical record, imaging, decision support, scheduling and billing applications in an integrated platform to manage the complexities of cancer care, from detection and diagnosis through treatment and follow-up. We were founded in 1990, and our growth has been primarily organic, supplemented by several product and small company acquisitions.

Net Sales and Revenue Recognition

We sell our products directly throughout the world and primarily in North America, Europe and the Pacific Rim countries. In addition, we use non-exclusive distributors to augment our direct sales efforts. Sales through distributors represented 17.7% of our total net sales in fiscal 1999, 14.6% in fiscal 2000, 12.7% in fiscal 2001 and 11.4% in the nine months ended June 30, 2002, all of which were sold through Siemens Medical Systems, Inc. The decline in distributor sales as a percentage of net sales is attributable to a higher growth rate in our direct sales. We have recently signed agreements with other distributors, which have not yet generated sales.

We license point-of-care and registry software products. Our point-of-care products are comprised of modules that process administrative, clinical, imaging and therapy delivery information. Our registry products aggregate data on patient outcomes for regulatory and corporate reporting purposes. Currently, a majority of our point-of-care software is licensed on a perpetual basis, and a majority of our registry sales is licensed on a term basis.

Our focus with regard to software licensing and maintenance and support service is to provide flexibility in the structure and pricing of our product offerings to meet the unique functional and financial needs of our customers. For those customers who license on a perpetual basis, we promote annual maintenance and support service agreements as an incremental investment designed to preserve the value of the customer’s initial investment. For those customers who license on a term basis, annual maintenance and support contributes greatly to the value of the annual license, and the two cannot be segregated from each other. For those customers using our application service provider option, independent of the licensing method, these annual fees allow the customer to outsource, in a cost effective manner, support and connectivity functions that are normally handled by internal resources.

The decision to implement, replace, expand or substantially modify an information system is a significant commitment for healthcare organizations. In addition, our systems typically require significant capital expenditures by the customer. Consequently, we experience long sales and implementation cycles. The sales cycle for our systems ranges from six to 24 months or more from initial contact to contract execution. Our implementation cycle generally ranges from three to nine months from contract execution to completion of implementation.

We record orders for products licensed on a perpetual basis upon the receipt of a signed purchase and license agreement, purchase order, and a substantial deposit. We record orders for products licensed on a term basis upon receipt of a signed purchase and license agreement, purchase order and a deposit typically equal to the first year’s fees. All contract deposits are held as a liability until the customer has accepted the product as outlined in the terms and conditions set forth in the purchase and license agreement. Maintenance and support is recorded as deferred revenue upon the invoice date and held as a current liability on the balance sheet. Under the terms of the original purchase and license agreement, maintenance and support automatically renews on an annual basis unless the customer provides a written cancellation. We recognize revenue from these sales ratably over the underlying maintenance period.

For direct software sales licensed on a perpetual basis, we include one year of maintenance and support as part of the purchase price. We recognize revenue upon acceptance of the installed product at the customer site. Since the first year of maintenance and support is included in the purchase price, we defer 12% of the purchase price and recognize that portion of the revenue ratably over a twelve-month period. Standard annual fees for maintenance and support after the first year equal 12% of the then current list price unless the customer negotiates other terms or service levels. We recognize these fees ratably over the applicable twelve-month period.

For direct software sales licensed on a term basis, the initial term lasts from three to five years with annual renewals after the initial term. The customer pays a deposit typically equal to the initial annual fee upon signing the license agreement, and we invoice the customer for subsequent annual fees 60 days before the anniversary date of the signed agreement. We recognize revenue for the annual fees under these term license agreements ratably over the applicable twelve-month period. The purchase price includes annual maintenance and support.

We recognize revenue from third-party products and related configuration and installation services sold with our licensed software upon acceptance by the customer. We recognize revenue from third-party products sold separately from our licensed software upon delivery. Third-party products represented 6.1% of our total net sales in fiscal 1999, 5.7% in fiscal 2000, 4.4% in fiscal 2001 and 4.1% in the nine months ended June 30, 2002. The decline in third party sales as a percentage of net sales is attributable to a higher growth rate in our direct software sales.

We recognize distributor related revenues upon the receipt of a completed purchase order and the related customer information needed to generate software registration keys, which allow us to distribute the software to the end user and satisfy our regulatory information tracking requirements. We invoice maintenance and support annually and recognize revenue ratably over the applicable twelve-month period.

Costs and Expenses

A large part of our company cost structure is driven by the number of employees and all related benefit and facility costs. As a result, a significant amount of strategic and fiscal planning is focused on this area, so we can develop internal resources at a controlled and sustainable rate. Since revenue recognition happens subsequent to all implementation and training activities, we incur the costs of labor, travel and some third party product expenses in advance.

Cost of sales consists primarily of:

•	labor costs relating to the implementation, installation, training and application support of our point-of-care and registry software;

•	travel expenses incurred in the installation and training of our point-of-care software;

•	direct expenses related to the purchase, shipment, installation and configuration of third-party hardware and software sold with our point-of-care software;

•	continuing engineering expenses related to the maintenance of existing released software; and

•	overhead attributed to our client services personnel.

System installations require several phases of implementation in the process of accepting product delivery and have led to our development of a highly specialized client service organization. All new orders require multiple site visits from our personnel to properly install, configure and train customer personnel. Several point-of-care products are used with various third-party hardware and software products that are also sold and configured during the implementation process. After the initial implementation process, our application support staff provides phone support and any applicable system updates. A substantial percentage of engineering costs are allocated to client services due to continuing engineering efforts related to the support and enhancement of our products. Historically, cost of sales has increased at approximately the same rate as net sales. However, as newly developed products and acquired product lines are released to the customers, additional investments in client service staff could cause gross margins to fluctuate.

Research and development expenses include costs associated with the design, development and testing of our products. These costs consist primarily of:

•	salaries and related development personnel expenses;

•	software license and support fees associated with development tools;

•	travel expenses incurred to test products in the customer environment; and

•	overhead attributed to our development and test engineering personnel.

We currently expense all research and development costs as incurred. Our research and development efforts are periodically subject to significant non-recurring costs that can cause fluctuations in our quarterly research and development expense trends. We expect that research and development expenses will increase in absolute dollars for the foreseeable future as we continue to invest in product development.

Sales and marketing expenses primarily consist of:

•	salaries, commissions and related travel expenses for personnel engaged in sales and the contracts administration process;

•	salaries and related product marketing, marketing communications, media services and business development personnel expenses;

•	expenses related to marketing programs, public relations, trade shows, advertising and related communications; and

•	overhead attributed to our sales and marketing personnel.

We have recently expanded our sales force, made significant investments in marketing communications and increased trade show activities to enhance market awareness of our products. We expect that sales and marketing expenses will increase in absolute dollars for the foreseeable future as we continue to expand our sales and marketing capabilities.

General and administrative expenses primarily consist of:

•	salaries and related administrative, finance, human resources, regulatory, information services and executive personnel expenses;

•	other significant expenses relate to facilities, recruiting, external accounting and legal and regulatory fees;

•	general corporate expenses; and

•	overhead attributed to our general and administrative personnel.

A significant portion of facility, infrastructure and maintenance costs are allocated as overhead to other functions based on distribution of headcount. We expect that our general and administrative expenses will increase as a public company.

Depreciation and Amortization

Our property and equipment is recorded at our cost minus accumulated depreciation and amortization. We depreciate the costs of our tangible capital assets on a straight-line basis over the estimated economic life of the asset, which is generally three to seven years. Acquisition related intangible assets have historically been amortized based upon the estimated economic life, which is generally two to five years. Leasehold improvements and equipment purchased through a capital lease are amortized over the life of the related asset or the lease term, if shorter. If we sell or retire an asset, the cost and accumulated depreciation is removed from the balance sheet and the appropriate gain or loss is recorded. We expense repair and maintenance costs as incurred.

Acquisitions

In October 1997, we acquired two cancer registry software product lines and certain property and equipment from Elm Services, Inc. for approximately $2.0 million in cash and the assumption of $1.0 million in related liabilities. We accounted for this transaction as a purchase and the amortization periods of the resulting goodwill and other intangibles ranged from immediate to five years. As of September 30, 2002, the acquisition will have been fully amortized.

In April 2000, we purchased all of the outstanding stock of MC2 Scientific Systems, Inc., or MC2, for $1.3 million in cash and acquisition costs of $81,000. MC2 was a privately held medical software company that developed imaging and simulation software technology. The acquisition included a medical imaging DICOM product and two products in development that will be used to plan radiation therapy treatments. We have just completed the development of the in-process products. At the time of acquisition, MC2 generated very little revenue and the impact on operating costs included the addition of two employees. As a result of this transaction, we recorded an expense associated with the purchase of in-process research and development of $308,000, net tangible liabilities of $15,000 and goodwill and intangible assets of $588,000. We recorded the acquisition using the purchase method of accounting. The amortization of goodwill and other intangibles is being taken over a range of periods from two to five years. Upon our adoption of Statement of Financial Accounting Standards, or SFAS, No. 142 “Goodwill and Other Intangible Assets” beginning October 1, 2002, the remaining unamortized balance of goodwill and acquired workforce, which will be reclassified to goodwill, of $466,000 will not be amortized. Instead, we will perform an assessment for impairment at least annually by applying a fair-value based test.

In February 2001, we purchased the intellectual property of CareCore, Inc., or CareCore, for extinguishment of notes receivable in the amount of $500,000 held by us and $40,000 in acquisition costs. CareCore was a privately held internet based health care company that was developing a web portal for cancer patients and their families. The CareCore asset acquisition brought us additional clinical charting web based intellectual property that we have since incorporated into one of our product lines and a list of registered web site names relating to cancer. The company did not generate any revenues and the impact on operating costs included the addition of two employees both of whom filled open positions within our company. We recorded the transaction using the purchase method of accounting. As a result of this transaction, we recorded an expense associated with the purchase of in-process research and development of $511,000 and intangible assets of $29,000. We recorded amortization of acquired workforce over ten months. As of September 30, 2002, the acquisition will have been fully amortized.

In April 2002, we purchased all the outstanding stock of Intellidata, Inc., or Intellidata, for $1.3 million in cash and acquisition costs of $129,000. Intellidata was a privately held laboratory information system company. The Intellidata acquisition adds a laboratory information management capability to our product line, which is complementary to our oncology electronic medical record. Subsequent to the acquisition, we have recognized maintenance and support revenues of $63,000 and added six employees. We will invest in expanding our support and sales functions by a total of five employees; however, we expect the increase in sales will offset the associated impact of increased operating expenses. We have recorded the transaction using the purchase method of accounting in accordance with SFAS No. 141 “Business Combinations.” As a result of this transaction, we recorded an expense associated with the purchase of in-process research and development of $116,000, net tangible liabilities of $166,000 and goodwill and intangible assets of $1.4 million. In accordance with SFAS No. 141, goodwill was not amortized. Instead, we will perform an assessment for impairment at least annually by applying a fair-value based test.

Accretion of Redeemable Convertible Preferred Stock

After September 27, 2002, the holders of a majority of our redeemable convertible preferred stock can require us to redeem the preferred shares by paying in cash an amount equal to the greater of $3.23 per share or the fair market value plus all declared or accumulated but unpaid dividends within thirty days. As of June 30, 2002, we have declared no dividends. These shares will automatically convert to common stock upon the closing of this offering. We have been accreting charges that reflect the increase in market value of the redeemable convertible preferred stock as an adjustment to retained earnings and, as a result, reduces the amount of net income (loss) available to common stockholders. After this offering, no further accretion will be required. The redemption value of the redeemable convertible preferred stock was $7.4 million at September 30, 2001 and $16.1 million at June 30, 2002. These amounts will be reallocated on our balance sheet from redeemable convertible preferred stock to additional paid-in capital, less the stated par value. See Note 5 of the notes to our consolidated financial statements for a more detailed explanation.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Percentage of Net Sales
	Year Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
Sales:
Software license and other, net	73.1%	72.3%	69.6%	68.9%	68.1%
Maintenance and services	26.9	27.7	30.4	31.1	31.9

Total net sales	100.0	100.0	100.0	100.0	100.0
Cost of sales:
Software license and other, net	17.5	17.6	18.5	18.1	17.6
Maintenance and services	9.5	9.7	9.9	10.4	9.0

Total cost of sales	27.0	27.3	28.4	28.5	26.6

Gross profit	73.0	72.7	71.6	71.5	73.4
Operating expenses:
Research and development	16.3	16.2	18.5	18.1	17.3
Sales and marketing	24.3	23.0	27.3	27.7	27.6
General and administrative	6.6	8.5	10.8	11.1	9.6
Write-off of purchased in-process research and development	—	1.1	1.5	2.1	0.4
Merger related costs	—	2.1	—	—	—
Amortization of goodwill and other intangible assets	3.2	2.9	1.1	1.1	1.2

Total operating expenses	50.4	53.8	59.2	60.1	56.1

Operating income	22.6	18.9	12.4	11.4	17.3
Interest and other income, net	1.8	1.8	1.5	1.7	0.9
Write-down of notes receivable	—	(2.5)	—	—	—
Income before provision for income taxes	24.4	18.2	13.9	13.1	18.2
Provision for income taxes	(9.5)	(7.2)	(5.0)	(4.7)	(6.8)

Net income	14.9%	11.0%	8.9%	8.4%	11.4%

Comparison of Nine Months Ended June 30, 2002 and 2001

Net Sales.    Net sales increased 35.8% from $24.0 million in the nine months ended June 30, 2001 to $32.6 million for the same period in 2002. Net software related sales increased 34.2% from $16.5 million in the nine months ended June 30, 2001 to $22.2 million for the same period in 2002. Sales of additional products to our existing customers in radiation oncology, such as IMRT interfaces, accounted for $3.1 million of the $5.7 million increase, sales of new imaging systems accounted for $1.3 million, new system sales in radiation oncology accounted for $1.2 million, registry annual licenses accounted for $71,000 and new system sales in medical oncology accounted for $17,000. Both an increase in unit sales volume as well as a general price increase contributed to the overall increase in net software related sales in the nine months ended June 30, 2002 as compared to the same period in 2001. Maintenance and services also increased 39.4% from $7.5 million in the nine months ended June 30, 2001 to $10.4 million for the same period in 2002. Maintenance and support contracts contributed $2.4 million of the $2.9 million increase, additional training and installation contributed $346,000, and the billing service contributed $158,000. Our continued high customer retention on maintenance and support contracts, the general price increase, and expansion of our service offerings all contributed to the growth of maintenance and services as a percentage of net sales.

Cost of Sales.    Total cost of sales increased 26.8% from $6.9 million for the nine months ended June 30, 2001 to $8.7 million for the same period in 2002. Our gross margin increased from 71.5% in the 2001 period to 73.4% in the 2002 period. Cost of sales relating to net software sales increased 32.7% from $4.3 million for the nine months ending June 30, 2001 to $5.8 million for the same period in 2002. Our gross margin associated with net software sales increased from 73.7% in the 2001 period to 74.0% in the 2002 period. The increase in expenses related to $865,000 in employee related costs, $407,000 in supplies and materials and $147,000 in implementation costs. Cost of sales relating to maintenance and services increased 16.5% from $2.5 million for the nine months ended June 30, 2001 to $2.9 million for the same period in 2002. Our gross margin associated with maintenance and services increased from 66.4% in the 2001 period to 71.9% in the 2002 period. The increase in expenses related to personnel expenses.

Research and Development.    Research and development expenses increased 29.8% from $4.3 million for the nine months ended June 30, 2001 to $5.6 million for the same period in 2002. As a percentage of total net sales, research and development expenses decreased from 18.1% in the 2001 period to 17.3% in the 2002 period. Additional engineering headcount and the associated personnel expenses were the primary factors for the increase in absolute dollars. The decrease as a percentage of total net sales in the 2002 period was due to increased net sales relative to research and development expenses.

Sales and Marketing.    Sales and marketing expenses increased 35.1% from $6.7 million for the nine months ended June 30, 2001 to $9.0 million for the same period in 2002. As a percentage of total net sales, sales and marketing expenses decreased from 27.7% in the 2001 period to 27.6% in the 2002 period. A significant expansion and restructuring of our domestic sales force as well as an increase in product marketing headcount in late 2001 increased salary and related personnel expenses by $1.5 million, and commission expenses increased by $388,000. In addition, marketing communications expenses increased by $466,000 as we continued to focus on promotion, marketing materials and public relations.

General and Administrative.    General and administrative expenses increased 19.4% from $2.6 million for the nine months ended June 30, 2002 to $3.2 million for the same period in 2002. As a percentage of total net sales, general and administrative expenses decreased from 11.1% in the 2001 period to 9.6% in the 2002 period. The increase in absolute dollars was primarily due to increases in our allowance for doubtful accounts of $149,000, general office supplies and materials of $112,000, business insurance premiums of $95,000, facility maintenance costs of $52,000, stock-based compensation of $50,000 and executive travel of $43,000. The increase in the allowance for doubtful accounts was related to $42,000 of receivables acquired from Intellidata with the remaining portion associated with ongoing business operations. The decrease as a percentage of total net sales in the 2002 period was due to increased product sales relative to general and administrative expenditures.

In-Process Research and Development.    We recorded a write-off of in-process research and development in the amount of $116,000 in the nine months ended June 30, 2002 and $511,000 for the same period in 2001 due to an analysis allocating the purchase price paid for certain intellectual property in that period. Intellidata was in the process of adding new functionality to their line of laboratory information system products and we believe there was sufficient risk in completing the technology to qualify the in-process research and development $116,000 write-off. For the same period in 2001, CareCore’s only product was still under development and also qualified for a $511,000 write-off.

Amortization of Goodwill and Other Intangible Assets.    Amortization expenses increased 42.0% from $269,000 in the nine months ended June 30, 2001 to $382,000 for the same period 2002. Our acquisition of Intellidata in April 2002 increased amortization expense as it relates to developed/core technology, customer base and a covenant-not-to-compete. No goodwill is included in the amortization related to this transaction. Our acquisition of intellectual property from CareCore in February 2001 increased amortization expenses as it relates to acquired workforce. In compliance with SFAS No. 142, which we will adopt in fiscal 2003, we will cease amortization of goodwill and acquired workforce effective October 1, 2002.

Operating Income.    Operating income increased 106.2% from $2.7 million in the nine months ended June 30, 2001 to $5.6 million for the same period in 2002. Operating income increased significantly due to the higher rate of increase in net sales relative to the rate of increase in-operating expenses. In the 2001 period, we expanded our sales and marketing capabilities and research and development efforts, which resulted in increased sales in the 2002 period. Although we wrote off $116,000 in the nine months ended June 30, 2002, our write-off of $511,000 of purchased in-process research and development from CareCore also contributed to lower operating income in the 2001 period as compared to the 2002 period.

Interest and Other Income, Net.    Interest and other income, net decreased 26.0% from $401,000 for the nine months ended June 30, 2001 to $297,000 for the same period in 2002. The decline is related to lower interest income from investments in short and long-term marketable securities resulting from lower interest rates in the 2002 period.

Income Taxes.    Our effective tax rate was 35.8% in the nine months ended June 30, 2001 compared to 37.0% for the same period in 2002. The higher tax rate was primarily due to higher operating income and the discontinuation of our foreign sales corporation tax advantage in the 2002 period.

Comparison of Years Ended September 30, 2001 and 2000

Net Sales.    Net sales increased 22.3% from $27.7 million in fiscal 2000 to $33.9 million in fiscal 2001 primarily due to increased software sales in the radiation and medical oncology markets. This increase was partially offset by the general economic slow-down, the short-term adverse business impact of our proposed merger with Varian that was terminated due to antitrust objections from the U.S. Department of Justice, and the temporary effects of a major reorganization and expansion of our domestic sales force. Net software sales increased 17.8% from $20.0 million in fiscal 2000 to $23.6 million in fiscal 2001. Sales of new imaging systems accounted for $2.0 million of the $3.6 million increase, sales of radiation oncology systems accounted for $1.4 million, and sales of our medical oncology systems accounted for $359,000, and were offset by decreases in registry software sales of $153,000 and sales of third-party products of $105,000. We did not increase prices from fiscal 2000 to fiscal 2001 so net software sales growth was due to volume increases only. Maintenance and services increased 34.3% from $7.7 million in fiscal 2000 to $10.3 million in fiscal 2001. Sales of maintenance and support contracts contributed $2.4 million and additional training and installation contributed $208,000 of the total increase in maintenance and services. We did not increase prices from fiscal 2000 to fiscal 2001 so maintenance and services sales growth was due to volume increases only. Maintenance and services revenues were not affected by the economic slowdown, the impact of the proposed merger with Varian or the reorganization and expansion of our sales force and thus increased as a percentage of total net sales.

Cost of Sales.    Total cost of sales increased 27.6% from $7.5 million in fiscal 2000 to $9.6 million in fiscal 2001. As a result, our gross margin decreased from 72.7% in fiscal 2000 to 71.6% in fiscal 2001. Cost of sales relating to net software sales increased 28.5% from $4.9 million in fiscal 2000 to $6.3 million in fiscal 2001. Our gross margin associated with net software sales decreased from 75.7% in fiscal 2000 to 73.5% in fiscal 2001. Our additions in personnel expenses relating to the expansion of our installation and education departments were the primary factor for the increase in absolute dollars. Cost of sales relating to maintenance and services sales increased 26.0% from $2.7 million in fiscal 2000 to $3.4 million in fiscal 2001. Our gross margin associated with maintenance and services sales increased from 65.0% in fiscal 2000 to 67.2% in fiscal 2001. The increase in absolute dollars related to $440,000 in support of our installed customer base, which is comprised of continuing engineering costs and telecommunication fees, as well as $256,000 in personnel expenses.
Research and Development.    Research and development expenses increased 39.6% from $4.5 million in fiscal 2000 to $6.3 million in fiscal 2001. As a percentage of total net sales, research and development expenses increased from 16.2% in fiscal 2000 to 18.5% in fiscal 2001. The increase was primarily attributed to $1.8 million in labor and related overhead expenses for additional headcount to accelerate product development. In addition, we incurred new development license fees of $78,000 in fiscal 2001 relating to new product features under development for our electronic medical record. Subsequent to the release of these new features, future license and royalty fees will be included in cost of sales.

Sales and Marketing.    Sales and marketing expenses increased 45.5% from $6.4 million in fiscal 2000 to $9.3 million in fiscal 2001. As a percentage of total net sales, sales and marketing expenses increased from 23.0% in fiscal 2000 to 27.3% in fiscal 2001. The largest factor in the increase was $1.9 million in labor and related overhead costs related to the significant expansion and restructuring of the domestic sales force and the addition of several product marketing positions. As a result of the expansion of the sales force, commissions increased by $266,000, and travel expenses increased by $269,000 compared to fiscal 2000. Marketing communications also increased by $363,000 due to increased promotions and public relations efforts.

General and Administrative Expenses.    General and administrative expenses increased 55.1% from $2.3 million in fiscal 2000 to $3.6 million in fiscal 2001. As a percentage of total net sales, general and administrative expenses increased from 8.5% in fiscal 2000 to 10.8% in fiscal 2001. The default of two sub-lease tenants on assumed rental obligations accounted for $386,000 of the $1.3 million increase in fiscal 2001, labor and related overhead expenses accounted for $496,000, higher business insurance premiums accounted for $102,000 and increased executive and administrative travel expenses accounted for $150,000.

In-Process Research and Development.    We recorded a write-off of in-process research and development in the amount of $511,000 in fiscal 2001 and $308,000 in fiscal 2000 due to an analysis allocating the purchase price paid for certain intellectual property in that period. CareCore was in the process of bringing their first product to market at the time of the acquisition. In conjunction with CareCore management, we estimated that the product was 50% complete and believed there were sufficient technological risks associated with this product to qualify the in-process research and development $511,000 write-off. In fiscal 2000, our MC2 acquisition had two products under development, which we had also determined qualified for a $308,000 write-off.

Merger Related Costs.    In connection with our proposed merger with Varian, which was terminated due to antitrust objections by the U.S. Department of Justice, we incurred $578,000 in additional legal and accounting fees in fiscal 2000.

Amortization of Goodwill and Other Intangible Assets.    Amortization expenses decreased 54.5% from $793,000 in fiscal 2000 to $361,000 in fiscal 2001. The decrease was primarily due to the expiration of amortization periods relating to acquired products in prior years.

Operating Income.    Operating income decreased 20.2% from $5.3 million in fiscal 2000 to $4.2 million in fiscal 2001. Our net sales increased 22.3% compared to fiscal 2000 while cost of sales and total operating expenses increased at 32.3% in fiscal 2001. The slower rate of increase in net sales together with our decision to develop new products and significantly expand our sales and marketing capabilities resulted in lower operating income. In addition, our write-off of $511,000 of purchased in-process research and development from CareCore contributed to lower operating income in fiscal 2001, and our $578,000 merger related costs contributed to lower operating income in fiscal 2000.

Interest and Other Income, Net.    Interest and other income, net increased 0.8% from $508,000 in fiscal 2000 to $512,000 in fiscal 2001. The rate of interest income generated from investments in short and long-term marketable securities declined due to decreasing interest rates in fiscal 2001. Also in fiscal 2000, we wrote-down our note receivable to a balance we deemed to be collectible and recorded a $691,000 charge against other income.

Income Taxes.    Our effective tax rate was 35.8% in fiscal 2001 compared to 39.3% in fiscal 2000, and we had no federal income tax loss carry forwards. The lower tax rate was primarily due to a decrease in operating income and the use of research and development credits.

Comparison of Years Ended September 30, 2000 and 1999

Net Sales.    Net sales increased 34.0% from $20.7 million in fiscal 1999 to $27.7 million in fiscal 2000 primarily due to increased software sales in the radiation and medical oncology markets. Net software sales increased 32.6% from $15.1 million in fiscal 1999 to $20.0 million in fiscal 2000. Sales of new systems in radiation oncology, due in part to the accelerated adoption of new systems for customers dealing with year 2000 compliance issues, accounted for $2.6 million of the $4.9 million increase, sales of additional product modules to our existing customers accounted for $1.1 million, sales of imaging products accounted for $305,000 and sales of our medical oncology software products accounted for $639,000. Both an increase in unit sales volume as well as a general price increase contributed to the overall increase in net software sales for fiscal 2000. Maintenance and services also increased 37.7% from $5.6 million in fiscal 1999 to $7.7 million in fiscal 2000 primarily due to a larger installed customer base. Both an increase in unit sales volume as well as a general price increase contributed to the overall increase in maintenance and services sales for fiscal 2000.

Cost of Sales.    Total cost of sales increased 35.4% from $5.6 million in fiscal 1999 to $7.5 million in fiscal 2000. As a result, our gross margin decreased from 73.0% in fiscal 1999 to 72.7% in fiscal 2000. Cost of sales relating to net software sales increased 34.9% from $3.6 million in fiscal 1999 to $4.9 million in fiscal 2001. Our gross margin associated with net software sales decreased from 76.1% in 1999 to 75.7% in 2000. Our additions in personnel expenses relating to the expansion of our installation and education departments contributed $745,000 to the increase in absolute dollars. In addition, as a result of time-sensitive year 2000 implementations, hardware costs increased by $328,000 and travel expenses increased by $187,000. Cost of sales relating to maintenance and services sales increased 36.3% from $2.0 million in fiscal 1999 to $2.7 million in fiscal 2000. Our gross margin associated with maintenance and services sales increased from 64.7% in fiscal 1999 to 65.0% in fiscal 2000. The increase in absolute dollars related to $328,000 in personnel expenses, $270,000 in support of our installed customer base, which is comprised of continuing engineering costs and telecommunication fees and $114,000 in travel.

Research and Development.    Research and development expenses increased 33.4% from $3.4 million in fiscal 1999 to $4.5 million in fiscal 2000. As a percentage of total net sales, research and development expenses decreased from 16.3% in fiscal 1999 to 16.2% in fiscal 2000. Labor related overhead expenses accounted for $897,000 of the increase. Outside service expenses for contract engineers increased by $120,000.

Sales and Marketing.    Sales and marketing expenses increased 26.5% from $5.0 million in fiscal 1999 to $6.4 million in fiscal 2000. As a percentage of total net sales, sales and marketing expenses decreased from 24.1% in fiscal 1999 to 23.0% in fiscal 2000. Sales commissions increased by $352,000 and marketing communications expenses increased by $325,000, each due to significant growth of net sales in fiscal 2000. Due to the tight labor market in 2000, we experienced difficulty hiring new employees for product marketing. However, we did increase headcount in this area, which resulted in increased labor and related overhead expenses of $515,000.

General and Administrative.    General and administrative expenses increased 71.3% from $1.4 million in fiscal 1999 to $2.3 million in fiscal 2000. As a percentage of total net sales, general and administrative expenses increased from 6.6% in fiscal 1999 to 8.5% in fiscal 2000. The increase in fiscal 2000 was primarily due to a $286,000 estimated tax reserve, increased facility and infrastructure expenses of $284,000, higher business insurance premiums of $50,000 and increased legal and accounting professional fees of $123,000.

In-Process Research and Development.    We recorded a write-off of in-process research and development in the amount of $308,000 in fiscal 2000 due to an analysis allocating the purchase price paid for certain intellectual property in that period. MC2 was in the process of developing two products that lacked certain functionality and were estimated by management to be 83% and 75% complete, respectively. We believed that there were sufficient technological risks associated with completion of these projects to qualify the in-process research and development $308,000 write-off.

Merger Related Costs.    In connection with our proposed merger with Varian, which was terminated due to antitrust objections by the U.S. Department of Justice, we incurred $578,000 in additional legal and accounting fees in fiscal 2000.

Amortization of Goodwill and Other Intangible Assets.    Amortization expenses increased 21.7% from $652,000 in fiscal 1999 to $793,000 in fiscal 2000. The increase related to amortization of intangibles from the acquisition of MC2 in April 2000.

Operating Income.    Operating income increased 12.4% from $4.7 million in fiscal 1999 to $5.3 million in fiscal 2000. The primary factors causing lower operating income as a percentage of net sales in fiscal 2000 were a significant increase in general and administrative expenses associated with our move to a new facility and expansion of our staff, merger related costs and a write-off of purchased in-process research and development from MC2. In addition, our move to a new facility and improvements in operational infrastructure added marginal overhead increases to all functions in fiscal 2000.

Interest and Other Income, Net.    Interest and other income, net increased 39.2% from $364,000 in fiscal 1999 to $508,000 in fiscal 2000 related to income generated from excess cash balances invested in short and long term marketable securities.

Income Taxes.    Our effective tax rate was 39.0% in fiscal 1999 compared to 39.3% in fiscal 2000, and we had no federal income tax loss carry forwards.

Selected Quarterly Results of Operations

The following table sets forth financial data for the seven quarters ended June 30, 2002. This quarterly information is unaudited, has been prepared on the same basis as the annual financial statements and, in our opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	Dec. 31 2000	Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30, 2002
	(unaudited, in thousands except per share data)
Consolidated Statement of Operations Data:
Net sales	$6,583	$8,289	$9,138	$9,847	$8,616	$11,820	$12,170
Cost of sales	2,086	2,440	2,326	2,779	2,547	2,986	3,153

Gross profit	4,497	5,849	6,812	7,068	6,069	8,834	9,017
Operating expenses	4,156	5,116	5,159	5,605	5,421	6,398	6,473

Operating income	341	733	1,653	1,463	648	2,436	2,544
Net income	290	575	1,143	1,009	477	1,586	1,670
Accretion of redeemable convertible preferred stock	(184)	(613)	(307)	(327)	(1,804)	(3,178)	(3,264)

Net income (loss) available to common stockholders	$106	$(38)	$836	$682	$(1,327)	$(1,592)	$(1,594)

Net income (loss) per common share:
Basic	$0.02	$(0.01)	$0.14	$0.11	$(0.22)	$(0.26)	$(0.26)

Diluted	$0.02	$(0.01)	$0.13	$0.11	$(0.22)	$(0.26)	$(0.26)

Weighted-average shares used in computing net income (loss) per common share:
Basic	6,015	6,015	6,017	6,020	6,025	6,027	6,043

Diluted	6,553	6,015	6,297	6,297	6,025	6,027	6,043

Our operating results have fluctuated from quarter to quarter due to a variety of reasons. We discuss below some of the larger changes in various line items in the table above.

Net Sales.    During the first quarter ending December 31 of each fiscal year, our software license sales tend to decrease due to seasonality matters relating to our installation process. Our installation and training process for new customers is dependent on our ability to be on-site to recognize revenue. Our first fiscal quarter includes two major holiday seasons and a major industry trade show that affect nearly four weeks of the quarter, resulting in less time for us to perform the implementation necessary to recognize software revenues.

Cost of Sales.    Cost of sales tends to be higher as a percentage of total net sales in the first quarter ending December 31 of each fiscal year due to the seasonal impact of total net sales in the same quarter. A significant portion of cost of sales is fixed since our delivery and installation process is dependent on headcount.

Operating Expenses.    Operating expenses tend to be higher as a percentage of total net sales in the first quarter ending December 31 of each fiscal year due to the seasonal impact affecting recognition of revenue for our software sales in the same quarter. In addition, the most significant tradeshow that we attend occurs within the quarter ending December 31, which increases our sales and marketing expenses. In the quarter ended March 31, 2001, we wrote off $511,000 of purchased in-process research and development, which resulted in a net income margin for the quarter much lower than normal. In the quarter ended June 30, 2002, we wrote off $116,000 of purchased in-process research and development, which also resulted in a net income margin for the quarter lower than normal.

Accretion of Redeemable Convertible Preferred Stock.    Each reporting period, the carrying value of the redeemable convertible preferred stock is increased by periodic accretions, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date. These increases are effected through charges against retained earnings. Several factors have influenced our determination of the value of the redeemable convertible preferred stock. These factors include our current plans for an initial public offering, the performance of our business, changes in our business model and significant product introductions, current market conditions and the performance of the stock price of our comparable companies.

We believe that quarterly revenues and operating results are likely to vary significantly in the future and that quarter to quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Backlog

As of June 30, 2002, we had a backlog of $28.6 million compared to a backlog of $18.6 million as of June 30, 2001. Our backlog is comprised of deferred revenues for system sales and maintenance and support services. We expect to fulfill approximately $11.5 million of our backlog at June 30, 2002 by the end of fiscal 2002 with the remaining portion to be completed in fiscal 2003. We cannot assure you that contracts included in backlog will generate the specified revenues or that these revenues will be fully recognized within the twelve-month period.

Seasonality

Historically, we have experienced a seasonal pattern in our operating results related primarily to revenues, with our first quarter typically having the lowest revenues followed by significant revenue growth in the subsequent quarters of our fiscal year. In particular, we have experienced strong revenue growth in the fourth quarter that we believe to be related to the year end of many of our customers’ budgetary cycles. We believe the seasonality of our revenue in the first quarter is due to the impact of the holiday season and a major industry trade show on the on-site portion of the implementation process. Net income levels are typically the lowest in our first fiscal quarter with significant improvement occurring in sequential quarters.

In addition, the implementation of a significant contract previously included in backlog could generate a large increase in revenue and net income for any given quarter or fiscal year, which may prove unusual when compared to changes in revenue and net income in other periods. Furthermore, we typically experience long sales cycles for new customers, which may extend over several quarters before a sale is consummated and a customer implementation occurs. As a result, we believe that quarterly results of operations will continue to fluctuate and that quarterly results may not be indicative of future periods. The timing of revenues is influenced by a number of factors, including the timing of individual orders, customer implementations and seasonal customer buying patterns.

Liquidity and Capital Resources

We have financed our operations since inception primarily through cash from operating activities and a $4.0 million private placement of equity in 1996. Cash, cash equivalents and available-for-sale securities were $11.8 million at September 30, 1999, $12.4 million at September 30, 2000, $17.9 million at September 30, 2001 and $21.9 million at June 30, 2002.

Net cash provided by operating activities was $5.4 million in fiscal 1999, $4.0 million in fiscal 2000, $7.1 million in fiscal 2001 and $6.6 million for the nine months ended June 30, 2002. For those periods, cash provided by operating activities was primarily attributable to net income after adjustment for non-cash charges related to depreciation, amortization and provision for doubtful accounts. Increases in customer deposits, accounts payable and deferred revenue also attributed to cash provided by operating activities. We incurred non-cash charges related to write-offs of in-process research and development of $308,000 in fiscal 2000, $511,000 in fiscal 2001 and $116,000 in the nine months ended June 30, 2002. In fiscal 2000, we also incurred a non-cash charge of $119,000 relating to the write-down of an investment that was deemed as impaired, as well as a note receivable issued to CareCore at $1.0 million that was written-down to $309,000. These increases in use of cash in operations were offset in part by increases in accounts receivable, prepaid expenses and other current assets.

Net cash used in investing activities was $2.6 million in fiscal 1999, $3.8 million in fiscal 2000, $2.0 million in fiscal 2001 and $2.0 million for the nine months ended June 30, 2002. In fiscal 1999, cash used in investing activities was primarily due to the net purchases of $2.1 million in marketable securities. In fiscal 2000, cash used in investing activities was attributed to the purchase of $2.9 million in capital assets relating to a major facility expansion of our corporate headquarters and technology infrastructure upgrade as well as $879,000 to purchase MC2. In fiscal 2001, cash used in investing activities primarily related to the purchase of $1.4 million in capital assets relating to an expansion office located in Henderson, Nevada and $231,000 for the purchase of the intellectual property of CareCore. During the nine months ended June 30, 2002, cash used in investing activities was attributed to payments of $1.4 million and $500,000 relating to the acquisitions of Intellidata and MC2, respectively, and payments of $868,000 to acquire property and equipment.

Net cash provided by (used in) financing activities was $(4,000) in fiscal 1999, $352,000 in fiscal 2000, $(46,000) in fiscal 2001, and $117,000 for the nine months ended June 30, 2002. Cash provided by financing activities was due to proceeds from the issuance of common shares of $33,000 in fiscal 1999, $378,000 in fiscal 2000, $4,000 in fiscal 2001 and $180,000 for the nine months ended June 30, 2002 which were partially offset by lease payments of $9,000 in fiscal 1999, $26,000 in fiscal 2000, $50,000 in fiscal 2001 and $42,000 for the nine months ended June 30, 2002. In addition, the issuance of common stock was partially offset by the repurchase of common stock in the amounts of $29,000 in fiscal 1999 and $21,000 for the nine months ended June 30, 2002.

In fiscal 2000, we entered a capital lease for the purchase of furniture for our corporate headquarters. This capital lease is scheduled to be fully repaid in February 2005. The interest rate for this financing is 13.54% per year and equates to an aggregate monthly payment of $7,000. As of June 30, 2002, the principal balance outstanding on the capital lease totaled $194,000. We have granted a security interest to the lenders in all furniture covered by this lease.

The following table describes our commitments to settle contractual obligations in cash not recorded on the balance sheet as of June 30, 2002, and includes a telecommunications contract signed in July 2002. The telecommunications contracts with AT&T include wireless, frame-relay, voice/data and internet transport services.

Fiscal Year	Property Leases	Operating Leases	Telecommunications Contracts	Total Future Obligations
2002	$495,000	$14,000	$150,000	$659,000
2003	1,977,000	58,000	766,000	2,801,000
2004	1,950,000	49,000	1,204,000	3,203,000
2005	1,948,000	23,000	1,200,000	3,171,000
2006	1,659,000	4,000	1,200,000	2,863,000
2007	709,000	—	930,000	1,639,000

In October 1996, we raised $4.0 million through the sale of redeemable convertible preferred shares. Upon the effectiveness of this offering, each share of redeemable convertible preferred stock will convert into one share of our common stock and the total value of the redeemable convertible preferred stock that has been recorded in relation to the original redemption date of September 27, 2002 will be reallocated to additional paid-in capital less the stated par value.

We expect to increase capital expenditures consistent with our anticipated growth in infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest in new markets. We believe that the net proceeds from the common stock to be sold in the offering, together with available funds and cash generated from operations will be sufficient to meet our operating requirements, assuming no change in the operations of our business, for at least the next 18 months.

Qualitative and Quantitative Disclosure about Market Risk

The following discusses our exposure to market risk related to changes in interest rates and foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

We have been exposed to interest rate risk as it applies to our limited use of debt instruments and interest earned on holdings of long and short-term marketable securities. Interest rates that may affect these items in the future will depend on market conditions and may differ from the rates we have experienced in the past. A 10% change in interest rates would not be material to our results of operations. We reduce the sensitivity of our results of operations to these risks by maintaining an investment portfolio, which is primarily comprised of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes.

We have operated mainly in the United States and greater than 99% of our sales were made in U.S. dollars in each of the fiscal years 1999, 2000, 2001 and the nine months ended June 30, 2002. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. Currently, all of our international distributors denominate all transactions in U.S. dollars. However, as we sell to customers in the United Kingdom and Europe through our recently formed UK subsidiary a majority of those sales may be denominated in euros or pounds sterling. The functional currency of our new UK subsidiary is pounds sterling. Thus, exchange rate fluctuations between the euro and pounds sterling will be recognized in the statements of operations as these foreign denominated sales are remeasured by our UK subsidiary. As exchange rate fluctuations occur between pounds sterling and the U.S. dollar, these fluctuations will be recorded as cumulative translation adjustments within stockholders’ equity as a component of accumulated other comprehensive income as our UK subsidiary is translated into U.S. dollars for consolidation purposes.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141 “Business Combinations,” which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets,” or SFAS No. 142, which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets, but not those acquired in a business combination, should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. In accordance with SFAS No. 142, beginning October 1, 2002, goodwill will not be amortized but rather, we will perform an assessment for impairment at least annually by applying a fair-value-based test. We will also reclassify the unamortized balance of acquired workforce to goodwill.

In October 2001, the FASB issued SFAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after

December 15, 2001 and its provisions are to be applied prospectively. We will adopt SFAS No. 144 effective October 1, 2002. We do not expect the adoption of SFAS No. 144 to have a significant impact on our financial position or on our results of operations.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” or SFAS No. 145, which eliminates inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and for transactions occurring after May 15, 2002. We will adopt SFAS No. 145 effective October 1, 2002. We do not expect the adoption of SFAS No. 145 to have a significant impact on our financial position or on our results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities,” which addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force, or EITF, has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect adoption of SFAS No. 146 to have a material impact on our financial position or on our results of operations.

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

Revenue Recognition

Statement of Position 97-2, “Software Revenue Recognition,” as amended, or SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence. For hardware transactions where no software is involved, we apply the provisions of Staff Accounting Bulletin 101 “Revenue Recognition.” As discussed below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amounts and timing of our revenue for any period if our management made different judgments or utilized different estimates.

The fee for multiple-element arrangements is allocated to each element of the arrangement, such as maintenance and support, based on the relative fair values of the elements. We determine the fair value of each element in multi-element arrangements based on vendor-specific objective evidence for each element, which is based on the price charged when the same element is sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

We recognize revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been accepted, the fee is fixed or determinable, and collection of the resulting receivable is probable. Acceptance generally occurs when the product has been installed, training has occurred and the product is in clinical use at the customer site. For distributor related transactions, acceptance occurs with delivery of software registration keys to the distributor’s order fulfillment department. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed or determinable and whether or not collection is probable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Fair values for the ongoing maintenance, which includes updates and support, are based upon a percentage of the current list price of the software. Fair value of services, such as training or consulting, are based upon separate sales by us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our training and consulting services are billed based on hourly rates, and we generally recognize revenue as these services are performed. The use of different estimates or assumptions could produce different results.

Allowance for Doubtful Accounts

Our estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, we evaluate specific accounts where we have information that the customer may have an inability to meet its financial obligations. In these cases, we use our judgment, based on the best available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on a percentage applied to the outstanding receivable amount. This percentage is based on historical collection and write-off experience. If circumstances change such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to the company, our estimates of the recoverability of amounts due us could be reduced by a material amount.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Goodwill, Intangible and Other Long-Lived Assets

In June 2001, FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires the purchase method of accounting for all business combinations after June 30, 2001 and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. We will apply SFAS No. 141 in our allocation of the purchase price of the Intellidata acquisition. Accordingly, we will identify and allocate a value to goodwill and other intangibles based on our judgment and an independent appraisal. SFAS No. 142 requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. We are planning to adopt SFAS No. 142 as of October 1, 2002. We will evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. We will also evaluate other intangible assets for impairment when impairment indicators are identified. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates include forecasted revenues, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Historically, intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Property, equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue.

BUSINESS

We provide information technology systems for cancer care. Our products provide electronic medical record, imaging, decision support, scheduling and billing applications in an integrated platform to manage the information-related complexities of cancer care, from detection and diagnosis through treatment and follow-up. Cancer centers require specialized IT to administer complex treatments, to integrate advanced medical devices, to provide data aggregation and to meet reporting requirements. In addition to satisfying these needs, our systems also improve the delivery of cancer care by enhancing patient safety, enabling advanced therapies, streamlining process management and facilitating communications.

We sell our systems to university teaching hospitals, community and government hospitals, freestanding cancer centers and private practices. Worldwide, our IT systems are installed in more than 1,500 facilities in 52 countries. In North America, our IT systems are installed in approximately 1,300 cancer treatment facilities, which is significantly more than our closest competitors. These customers include 32 of the top 50 U.S. cancer hospitals, as ranked by U.S. News & World Report in July 2001. Our modular design provides cancer centers the flexibility to fulfill their initial IT needs and easily expand their systems over time. We install our systems in facilities that range from small departments with five or less users to national delivery networks with hundreds of users.

We were incorporated in California in January 1990 and shipped our first product in 1991. Our growth has been primarily organic, supplemented by several small acquisitions. In October 1997, we acquired our cancer registry product from ELM Services, Inc. In April 2000, we acquired MC2 Scientific Systems, Inc., which added a virtual simulator product and standard medical imaging interface products to our product line. In April 2002, we acquired Intellidata, Inc., a laboratory information systems provider, which added laboratory information management capabilities to our product line. In June 2000, we signed a merger agreement with Varian Medical Systems, Inc., but the merger transaction was never consummated due to objections from the U.S. Department of Justice, Antitrust Division. Prior to this offering, we intend to reincorporate as a Delaware corporation.

Industry Overview

Oncology IT Market

There are approximately 7,400 facilities in the United States that provide cancer treatment services. We believe there are also more than 4,000 accessible cancer treatment facilities outside the United States.

Specialized Treatment of Cancer

Cancer is the second leading cause of death in the United States after heart disease, and, as of 1997, there were approximately nine million cancer survivors in the United States, either cured of the disease or living with it while undergoing long-term treatment.

Cancer is a general term for over 100 diseases characterized by uncontrolled growth and spread of abnormal cells. Cancer may attack anywhere in the body, varies significantly in structure and behavior, and can be detected at any stage in its progression. The diagnosis and treatment of cancer requires the careful coordination of many different healthcare specialists through a long and complex process. Cancer may be detected in many ways, such as a physical exam, a routine mammogram or a standard blood test. Once cancer is detected, physicians determine the type and extent of the disease by radiological imaging studies and various diagnostic tests, such as the pathological examination of a tumor biopsy. Upon diagnosis of the patient, an oncologist, a physician specializing in the study and treatment of cancer, assumes responsibility for the patient’s cancer treatment as well as many of the responsibilities of the primary care physician. The oncologist prescribes the best course of treatment based on the location, type and extent of the disease, and oversees the patient’s therapy, often lasting several months or years. Upon completion of therapy, the patient’s progress is tracked for five or more years to evaluate the effectiveness of the treatment.

Oncologists are generally segmented into three disciplines: surgical oncologists specialize in the surgical removal of cancerous tumors; medical oncologists treat cancer patients with chemotherapy; and radiation oncologists treat cancer patients with radiation. Oncologists treat patients in a variety of settings, including university teaching hospitals, community and government hospitals, freestanding cancer centers and physician offices. In the United States, over 3,200 hospitals and more than 4,100 other practice locations provide cancer treatment services. These facilities offer specialized services and are equipped either to mix and administer highly toxic chemotherapy drugs or to deliver large radiation doses using sophisticated medical devices, and in many cases both.

Need for Specialized Information Technology in Cancer Care

Many healthcare IT systems provide basic administrative and clinical functions, but do not satisfy the specialized requirements of cancer care. Cancer care is an information intensive discipline that requires sophisticated and specialized information systems to manage the complex detection, diagnosis, treatment and follow-up processes. Cancer treatment is becoming increasingly complex due to the rapid introduction of new chemotherapy drugs and the evolution of sophisticated radiation therapy planning and delivery technologies. Cancer care requires specialized information technology solutions that address the following factors:

•
Treatment Complexity.    The complex process of ordering, scheduling, delivering treatments and monitoring cancer patients exceeds the capabilities generally available in other healthcare IT systems. Cancer can be treated in several ways, including surgery, chemotherapy or radiation therapy, and commonly is treated with a combination of these methods. There are hundreds of chemotherapy regimens, consisting of multiple drugs administered together or separately through a variety of delivery methods and in a variety of patterns. There are also numerous ways to deliver radiation, each requiring imaging, computer-aided planning and delivery devices. These complex treatment options are often administered in multiple settings and range in duration from a single day for surgery to months for radiation and possibly years for chemotherapy.

•
Device Connectivity.    To treat patients, cancer centers use multiple medical devices, often from different manufacturers, interfaced with a specialized IT system. Radiation oncology relies on medical devices that allow the oncologist to plan and deliver radiation treatments accurately and effectively. For example, Intensity Modulated Radiotherapy, or IMRT, is a new treatment method that is gaining widespread acceptance. IMRT requires digital image studies and complex algorithms to manipulate thousands of discrete pieces of information to deliver accurately the prescribed dose of radiation to a tumor volume while minimizing damage to surrounding tissue. It is inefficient and potentially unsafe to plan, set up, verify, deliver and record IMRT treatments without a specialized IT solution. Similarly, medical oncology relies on specialized IT systems to link medical devices, such as blood analyzers, to report critical lab information before the administration of chemotherapy.

•
Patient Safety.    Chemotherapy and radiation therapy offer potentially life saving treatments for cancer patients, but they can be lethal if improperly administered. Among other requirements, cumulative doses of radiation and some chemotherapy agents must be carefully calculated and tracked over the patient’s lifetime to prevent treatment-related side effects or death. In 1999, the Institute of Medicine, or IOM, published a report detailing the high rate of avoidable errors in patient care. One of the catalysts for the IOM report was the accidental overdose and death of a cancer patient receiving chemotherapy. The IOM report identified medication and pharmacy errors as significant causes of death and injury and called for the expanded use of information technology to improve patient safety. Similarly, the Leapfrog Group, a consortium of large employers whose members reportedly spend $55 billion annually on healthcare, has encouraged healthcare providers to invest in information technology to prevent avoidable medical errors, enhance patient safety and improve the quality of clinical processes.

•	Reporting and Long-Term Follow-up. Federal, state and a number of foreign regulators require healthcare providers to track incidences of cancer and long-term treatment outcomes, and report detailed data to central cancer registries on a periodic basis, allowing long-term cancer treatment results to be quantified. Healthcare providers increasingly use information management software to comply with these tracking and reporting requirements.

•
HIPAA.    The Healthcare Insurance Portability and Accountability Act, or HIPAA, requires the implementation of new federal regulations to establish standards for information sharing, security and patient confidentiality in healthcare organizations. We believe HIPAA will require advanced information technology to enable cancer care providers to comply with these emerging requirements.

•
Provider Organizations.    Cancer care provider organizations are becoming increasingly complex and decentralized. Organizations are adding geographically disparate locations to support larger numbers of physicians and multiple specialties. These changes require scalable solutions with the ability to remotely monitor, control, record and disseminate information generated at each care facility to maintain and enhance clinician productivity and quality.

•
Clinical Trials.    Cancer therapy is also characterized by many clinical trials conducted to validate the efficacy and safety of new cancer treatments. Clinical trials require that specific procedures be performed in a structured sequence and timeline, that precise dosage instructions be followed and that quantified patient indications be assessed, documented and reported.

•
Choice and Information.    Increasingly, consumers are involved in choosing their healthcare providers and their treatment options. In particular, with life-threatening diseases such as cancer, patients and their families are highly motivated to seek out and understand as many treatment alternatives as possible. Patients also want to communicate more effectively with their providers, including the possibility of self-monitoring and reporting, which may ultimately enhance the overall quality of patient care.

The IMPAC Solution

We develop specialized IT solutions that improve the delivery of cancer care by enhancing patient safety, enabling advanced therapies, streamlining process management and improving communications. Our IT systems are currently installed in approximately 1,300 cancer treatment facilities, which is significantly more than our closest competitors. Our IT systems typically range from $75,000 to more than $500,000 depending on the number of site locations, users and features. Key elements of our solutions include:

•
Oncology IT Systems.    We provide oncology IT systems with the data and process sophistication required to address the complexities of cancer care. Sophisticated order management is a critical component of our systems because cancer specialists write complex chemotherapy and radiation therapy orders. Daily patient treatments are verified against orders and other planning and monitoring parameters to enhance overall patient safety. Our disease-specific assessments and structured-noting templates enable cancer specialists to share detailed assessments and transcriptions with referring physicians and other members of the patient’s cancer care team. Digital images, essential to cancer diagnosis and treatment, also are managed as an integral part of our systems.

•
Device Integration.    Our systems connect directly to medical devices used in cancer care. The quantity of detailed data required by the oncology team is impractical to enter manually into an electronic medical record. To be an effective solution, an oncology IT system must support the electronic transfer of information from a variety of medical devices with different interfaces. We are a leader in oncology device integration, connecting radiation therapy planning, imaging and treatment devices, to streamline complex treatment methods, such as IMRT. Our systems connect to laboratory devices and drug dispensing systems to expedite the chemotherapy process. Our systems’ ability to integrate many devices allows cancer centers to make medical device and IT purchasing decisions without being bound to a particular equipment manufacturer.

•
Administrative Integration.    Our oncology IT systems include a fully integrated practice management system that automates time-intensive administrative tasks, such as authorization, scheduling and billing, and is a data repository that substantiates both clinical and business actions. We provide the comprehensive tools required to run a practice efficiently and ensure that patients receive appropriate care. Our systems also integrate with all major enterprise level healthcare IT systems.

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Data Aggregation and Reporting.    We provide a full line of data aggregation and reporting tools that provide customers with the ability to manage data for large population bases. These products help cancer centers meet federal, state and foreign regulatory requirements for reporting on cancer cases, and enable government entities, corporate healthcare organizations, large physician practices and pharmaceutical researchers to generate or access the data required to effectively review, analyze and improve clinical outcomes.

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Adaptable Design.    We design our systems to satisfy the evolving and increasingly complex needs of multi-specialty oncology care, which has treatment characteristics similar to other chronic diseases. Our systems also support the oncologist’s role as the patient’s primary care physician during cancer treatment. We believe, therefore, our systems are adaptable to other chronic disease specialties requiring long-term episodic care as well as the needs of a general provider practice.

Our Strategy

Our objective is to enhance our leadership position in oncology IT systems, become the leading provider of healthcare IT solutions for cancer care generally, and expand into new markets for the treatment of other chronic diseases. Key elements of our strategy include:

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Expand Our Oncology IT Solution.    We will continue to enhance and expand our product offerings to meet the evolving demands and complexity of oncology. We are a leading provider of oncology IT systems due to the breadth and depth of our product functionality, our experience in developing patient safety related products, the large number of medical device interfaces we support for a variety of different vendors’ equipment, the enterprise system integration capabilities our systems provide, and the flexibility we have in configuring and deploying our solutions. For example, we are enhancing our core products to take advantage of a web-based extension that will provide secure access to key clinical and administrative patient data from both desktop browsers and handheld-wireless devices, thus allowing clinicians to access critical data whenever and wherever it is needed.

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Expand Sales to Our Existing Customers.    We believe there is a significant opportunity to sell additional products to our existing customers as most of these facilities have only a subset of our available products. For example, the recent emergence of IMRT as a treatment approach is a significant opportunity for us as our customers add this new capability, which requires additional IT support. Adoption of IMRT is also increasing demand for our imaging products because medical imaging is critical to the IMRT process. We also intend to expand our existing marketing relationships and establish new marketing relationships with manufacturers of devices and systems to provide complementary solutions to our customers.

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Expand Our Customer Base within Oncology.    We intend to expand our existing market position within oncology by selling to the large portion of the market that has yet to make an investment in a specialized oncology IT solution. We believe our leading products, experience in device connectivity, large number of customers, strength of sales and distribution capabilities and customer service will help us attract new customers.

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Expand Our Worldwide Sales.    We intend to continue to expand internationally, particularly in Western Europe and the Pacific Rim. In 2001, less than 10% of our net sales were outside the United States, most of which were sold through our distribution relationship with Siemens Medical Systems. In January 2002, we initiated a direct marketing and sales effort in Europe with the opening of our first international sales and support office in the United Kingdom. We have also engaged additional distributors for Italy and Japan. We believe our systems are particularly applicable to international cancer centers, which typically provide centralized, comprehensive cancer care.

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Expand into New Markets.    The medical expertise and technical complexity required of our IT systems in the detection, diagnosis, treatment and follow-up of cancer are comparable to those required by other chronic disease specialties related to cancer. Accordingly, we have recently expanded the marketing and sales of our products to other practice areas, such as urology and laboratory information systems. Furthermore, we believe we can sell our products to other chronic disease specialties because our systems are designed to address the evolving and increasingly complex needs of multi-specialty oncology care, which has treatment characteristics similar to other chronic diseases.

We also intend to pursue selective acquisitions that will add incremental functionality to our oncology solution and open new market opportunities for us in medical specialties beyond oncology. For example, we recently acquired a laboratory information system that imports laboratory results into our oncology IT systems. Although we currently have no commitment, arrangement or understanding for any future acquisition, we intend to target strategic acquisitions of businesses or products that we believe will help us achieve our overall goals.

Our Products

Our oncology IT systems integrate business functions, such as scheduling and billing, with an electronic medical record, or EMR, specialized for oncology. The result is a comprehensive integrated solution that improves overall communication, efficiency and quality of care. Our modular design allows cancer centers to acquire a system to meet their initial needs and easily expand it over time. Installation sizes range from small departments with less than five users to national delivery networks with hundreds of users. Our systems are available in both single and multi-department configurations, and are designed to exchange data and images with hospital information and imaging systems to easily co-exist in a hospital environment. Our software applications can be installed on the customer’s conventional or wireless networks, or accessed through the Internet using our remote application hosting service.

IMPAC ONCOLOGY IT SOLUTION

Electronic Medical Record

Our EMR is a computerized patient record with specialized features for chemotherapy and radiation therapy, thereby providing clinicians with a complete picture of cancer care. Major functions include:

•	an order entry and management system customized to process complex chemotherapy and radiation therapy regimens, as well as routine orders for laboratory tests, diagnostic images and other procedures;

•	a structured noting system that reduces the need for transcription services by helping physicians document patient encounters using pre-defined, disease-based templates, which enhances the completeness and accuracy of documents and reduces the risk of improperly documenting care and thus incorrect billing;

•	a quantified nursing assessment tool based on pre-defined templates to facilitate the input of general and treatment-specific assessment criteria; and

•	a documentation management system that streamlines review, edit, approval and electronic distribution of patient records.

Device Connectivity

Our systems connect directly to the devices that are integral to the oncology treatment process, including all devices required to deliver complex radiation therapy treatments such as IMRT. Our systems connect to virtual simulation systems, radiation therapy planning systems, linear accelerators and imaging devices, thereby streamlining radiation therapy planning, setup, verification, delivery and ongoing quality assurance. Our systems are also capable of downloading lab results from a variety of devices and efficiently managing drug administration and billing through our interface with a leading chemotherapy drug dispensing system.

Medical Imaging

Our medical imaging products provide clinicians with the integrated ability to manage both the data and the images that are critical to the diagnosis, planning and delivery of high quality cancer care. Major functions include:

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an image management system that imports medical images generated by a variety of imaging methods, such as computed tomography scans, or CT scans, magnetic resonance images, digitally reconstructed radiographs, computerized radiographs, simulation images and portal images, using the protocol established by the Committee on Digital Image Communications, or DICOM, or proprietary interfaces when required by the device;

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a virtual simulation system that accepts CT scans to create a three-dimensional rendering upon which the radiation oncologist can outline critical anatomical areas and specify radiation therapy beam placement, which can then be sent to a radiation therapy treatment planning system for dose calculation; and

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an electronic work-list that allows the physician to review and annotate medical images at their desktop as an integral part of their planning, charting and administrative activities, as well as communicate imaging requirements and treatment changes directly to the therapy staff prior to treatment delivery.

Practice Management

We provide a full-featured practice management system that is integrated with our clinical system, enabling cancer care centers to improve communication, streamline workflow, improve data reporting and minimize process inefficiencies. Major functions include:

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a comprehensive admission, discharge and transfer management capability that includes the capture of demographic, insurance, referral and primary-care provider information, and automates visit management by collecting and recording information in compliance with third-party billing regulations and managed care contractual requirements;

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a patient scheduling and resource management capability that allows personnel to schedule patient and resource appointments for single or multi-department organizations based on patient preferences and resource availability;

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a charge management capability that facilitates authorizing and collecting of charges at the point-of-care through a variety of mechanisms, including computerized charge slips, event-driven and schedule-driven charge capture and bar-coding. Our system supports the export of charge information to our billing system or service and to external billing systems and services in the format established by Health Level Seven, or HL7;

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a medical billing and accounts receivables system for freestanding cancer centers and physician practices. The system supports on-demand invoicing and batch claims processing on any user-required cycle as well as electronic claims submission using the format developed by the American National Standards Institute, or ANSI, which is now required by Medicare and HIPAA; and

•	a report generation and editing capability allowing users to customize the comprehensive set of clinical and administrative reports provided with the system as well as generate supplemental reports.

Data Aggregation and Reporting

Federal, state and other foreign regulators require hospital-based cancer programs to collect and report cancer incidents. In addition, accreditation as a “Comprehensive Cancer Center” requires that centers also contribute data to studies conducted by the American College of Surgeons, or ACoS, in the format established by the North American Association of Central Cancer Registries. Our registry products support the collection and reporting of cancer cases in accordance with all national and ACoS requirements. Our registry products also provide the ability to create and access clinical data repositories for cancer research. For example, our National Oncology Database consists of more than 1.9 million cancer cases occurring throughout the United States from 1985 to the present and is updated monthly.

Electronic Data and Image Interchange

Our oncology IT system provides cancer centers with a solution that meets their specific requirements, and supports the exchange of information and images with hospital and payor IT systems through established communications standards. Major functions include:

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an HL7-compliant interface that supports the electronic exchange of patient data, such as admission, discharge and transfer information, laboratory results, charges and transcriptions, between our systems and other healthcare information systems;

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a DICOM-compliant interface that supports the exchange of images between our image-enabled products and hospital picture archiving and communication systems as well as a wide variety of image devices; and

•	an ANSI-compliant interface that supports the electronic submission of insurance claims to Medicare and other third-party payors.

Our Services

We also offer a range of services as part of our healthcare IT system. These services consist of the following:

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Implementation, Training, Support and Upgrades.    Our client services group performs system installation and training and provides remote support and upgrades to customers who are under warranty or a support contract. Service and support activities are supplemented by comprehensive education programs, including introductory training courses for new customers and advanced seminars for existing customers to allow them to take full advantage of our product capabilities and facilitate successful product implementation.

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Transition Management Services.    We offer customers assistance in the migration of their current system and data to new hardware and software systems with the goal of minimizing disruption of patient care.

•	Network Services. We offer a comprehensive package of services to assess changes in network utilization and function, forecast any necessary upgrades to accommodate growth, and design any changes necessary to provide the customer with optimal performance and functionality. These services are offered in various forms, ranging from on-site assistance on a time-and-expense basis to complete turn-key project deliveries with guaranteed fixed price rates.

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Remote Hosting Services.    We can also assume the complete processing of customers’ applications from our data center using our own equipment and personnel. This service frees an organization from the need to maintain the environment, equipment and technical staff required for systems processing, and offers support for an organization’s fault-management, configuration-management and utilization-management processes. Our data center is housed in an AT&T hosting facility that is equipped with redundant state-of-the-art security, power, environmental and communications systems.

Research and Development

We believe that our future success will depend on our ability to continue supporting new and emerging cancer treatment methods. Our engineering organization applies a mature software design control process to develop software with the high level of quality required of a medical device manufacturer, and the timeliness required of a commercial software vendor. Our software design control process was implemented to meet rigorous federal and international quality standards. We spent $3.4 million on research and development in fiscal 1999, $4.5 million in fiscal 2000, $6.3 million in fiscal 2001 and $5.6 million in the nine months ended June 30, 2002.

Customers

We sell our products to university teaching hospitals, community hospitals, freestanding cancer centers, private practices and corporate and government organizations. Through our direct sales efforts and the efforts of our distribution partners, we have directly or indirectly installed our products in over 1,500 facilities in 52 countries. Increasingly, we have seen our installed base and prospects move from single center entities to multi-site entities.

The following is a representative list of our largest customers, based on revenue in each of the categories below.

University Teaching Hospitals

•	The University of Texas MD Anderson Cancer Center, Houston, TX

•	Loyola University Medical Center, Maywood, IL

•	University of Colorado Hospital, Denver, CO

Community Hospitals

•	St. John Macomb Hospital, Warren, MI

•	Palmetto Richland Memorial Hospital, Columbia, SC

•	MeritCare Hospital, Fargo, ND

Private Practices

•	Hematology and Oncology Specialists, LLC, New Orleans, LA

•	Hematology-Oncology Associates of Central NY P.C., Syracuse, NY

•	Cobb Center for Radiation Therapy, Austell, GA

Corporate/Government Healthcare Organizations

•	US Oncology, Houston, TX

•	Defense Logistics Agency, Defense Supply Center Philadelphia, Philadelphia, PA

•	Princess Margaret Hospital, Toronto, Canada

On April 25, 2001, we entered into a five-year agreement with Siemens Medical Systems, Inc., our largest customer and one of the world’s largest manufacturers of radiotherapy systems, granting Siemens a non-exclusive worldwide right to sublicense and distribute our software products to their customers. The agreement allows Siemens to package our software products with their cancer treatment equipment, and to market our products throughout the world under their LANTIS trademark and trade name. The agreement continues our distribution relationship with Siemens that we first established in 1992, and may be terminated before the end of its five-year term only upon a breach of the agreement by either Siemens or us or if either of us seeks bankruptcy court protection or makes an assignment for the benefit of creditors.

Siemens accounted for 11.4% of our net sales in the nine months ended June 30, 2002, 12.7% in the year ended September 30, 2001, 14.6% in fiscal 2000 and 17.7% in fiscal 1999. Revenues from the sale of our products and services outside the United States accounted for $2.5 million, or 7.6%, of our net sales in the nine months ended June 30, 2002, $2.1 million, or 6.2%, of our net sales in fiscal 2001, $2.2 million, or 7.9%, of our net sales in fiscal 2000, and $2.0 million, or 9.8%, of our net sales in fiscal 1999. The decline in Siemens’ sales as a percentage of net sales is attributable to a higher growth rate in our direct sales.

On May 31, 2002, we executed a five-year agreement to be the exclusive provider of radiation oncology IT systems and to provide administrative and electronic medical record systems to US Oncology’s 77 comprehensive cancer centers. US Oncology is the largest provider of oncology services in the United States. The systems will by hosted by our application service provider, or ASP, data center and deployed over the next two years beginning in July 2002. We will also supply and support the complete computer and local and wide- area networking and, in partnership with AT&T, will address all of US Oncology’s wide-area telecommunications requirements. Prior to this agreement, our systems had been installed in 24 US Oncology comprehensive cancer centers, which we expect to be converted to the ASP model. The agreement may be terminated before the end of its five-year term only upon a breach of the agreement by either US Oncology or us.

Sales and Marketing

We market and sell our products and services worldwide through a direct sales force as well as through several distributors. Management of our North American sales force is centralized and organized into five regions, each with a district manager reporting to our Vice President of Sales for North America. Sales outside of North America are managed by our Vice President of Worldwide Sales. In addition to our direct sales efforts, we have a distributor relationship with Siemens Medical Systems, which markets and sells our products on a non-exclusive basis, primarily in Western Europe and North America. We also have non-exclusive distributor relationships in Italy and Japan for the marketing and sales of our products.

We market our products to individuals who either make or influence the decision to purchase an oncology IT solution, including oncologists, nurses, physicists, therapists, IT staff, registrars and oncology administrators. As healthcare personnel, our customers are required to remain active in the associations that administer their professional certification, attending their meetings, subscribing to their publications and maintaining membership in their national and regional organizations. Therefore, we deliver our message to our potential customers by exhibiting and presenting at trade shows and meetings, by advertising and placing articles in trade publications and by direct mailings to association members. Our marketing plan also includes users’ meetings, symposiums, advisory groups, customer profiles and user publications to promote our customers’ expanded use of our systems.

Competition

We compete primarily in the market for IT systems for cancer care. We believe the principal factors affecting the market for our products and services include product functionality, integration, configuration options, open standards, customer service, company reputation, equipment and software bundling and price. The market for our products and services is intensely competitive and characterized by rapidly changing technology, evolving user needs and frequent product introductions. Our principal oncology IT competitor is Varian Medical Systems. Potential future threats include enterprise level healthcare software companies, such as Cerner Corporation and Eclipsys Corporation. In addition, although we have cooperative strategic arrangements with Siemens Medical Systems and other companies for the sale of some of our products, these companies also compete with us on the sale of other products. Other competitors include segment specific providers of practice management, specialized electronic medical record, decision support and imaging systems.

Several of our competitors are better established, benefit from greater name recognition, and have significantly more financial, technical and marketing resources than we do. We also anticipate that competition will further increase in the healthcare information technology sector as a result of continued consolidation in both the information technology and healthcare industries.

Government Regulations

Four of our specific products, including two device connectivity products and two imaging products, are statutorily defined as “medical devices” and, therefore, are subject to regulation and oversight by the U.S. Food and Drug Administration, or FDA, the California Department of Health Services Food and Drug Branch, or FDB, and similar foreign regulatory authorities.

FDA Premarket Clearance and Approval Requirements

Premarket Approval.    Before we can introduce a new product categorized as a medical device into the U.S. market, we must obtain FDA clearance or approval through either premarket notification under Section 510(k) or premarket approval under Section 515 of the Federal Food, Drug, and Cosmetic Act, unless the product is otherwise exempt from these requirements. The FDA classifies medical devices into three risk-based levels and applies increasing levels of regulation. Devices deemed to pose relatively less risk are placed in either Class I or II, requiring the manufacturer to submit a premarket notification requesting permission for commercial distribution. The FDA may require results of clinical trials in support of a 510(k) submission and generally requires clinical trial results for a premarket approval application. The FDA has classified our four medical device products as Class II devices, all of which have been granted 510(k) clearance by the FDA.

Resubmission for Substantial Changes.    After a device receives 510(k) clearance, any modification made to the device requires a determination as to whether the modification significantly affects its safety or effectiveness. If the modification could significantly affect the device’s safety and effectiveness, then the modification requires a new 510(k) clearance or, in some instances, could require a premarket approval for the modification. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer’s decision and the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device, or both, until 510(k) clearance or premarket approval is obtained. We have made minor modifications to our products and, using the guidelines established by the FDA, have determined that two of the modifications did require us to file new 510(k) submissions. We made new 510(k) submissions which were cleared by the FDA. If the FDA disagrees with our other determinations not to submit, we may not be able to sell one or more of our products until the FDA has cleared new 510(k) submissions for these modifications. We continuously evaluate our products for any required resubmission.

Pervasive and Continuing Food and Drug Administration Regulation.    Numerous FDA regulatory requirements apply to our products categorized as medical devices. These requirements include:

•	quality system regulation which requires manufacturers to create, implement and follow numerous elaborate design, development, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report some types of adverse and other events involving their products; and

•	a general prohibition against promoting products for unapproved uses.

Class II devices may also be subject to special controls applied to them, such as performance standards, post-market surveillance, patient registries and FDA guidelines that may not apply to Class I devices. Our products are currently subject to FDA guidelines for 510(k) cleared devices and are not subject to any other form of special controls, such as a requirement to conduct a screening in a laboratory within a medical facility. We believe we are in compliance with the applicable FDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the FDA changes its existing regulations or adopts new requirements.

We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to adequately comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as withdrawal of regulatory clearances, recalls or seizures, fines or criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations. To date, our FDA inspections have not resulted in any required action or penalty.

Other Federal and State Regulations

We are also required to obtain a manufacturing license from the FDB before we begin manufacturing our products, and are subject to FDB audits to ensure that we are compliant with all FDA regulations.

As a participant in the healthcare industry, we are subject to extensive and frequently changing regulations under many other laws administered by governmental entities at the federal, state and local levels. Our healthcare service provider customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

There is substantial state and federal regulation of the confidentiality of patient medical records and the circumstances under which such records may be disclosed to or processed by us as a consequence of our contacts with various health providers, such as HIPAA. Although compliance with these laws and regulations is presently the principal responsibility of the hospital, physician or other healthcare provider, regulations governing patient confidentiality rights are rapidly evolving. Additional legislation governing the dissemination of medical record information also has been proposed and may be adopted at the state level. The administrative simplification provisions of HIPAA require the promulgation of regulations that will set standards for electronic transactions, code sets, data security, unique identification numbers, and privacy of individually identifiable health information, which could materially impact our business. During the past several years, the healthcare industry also has been subject to increasing levels of governmental regulation of, among other things, reimbursement rates and certain capital expenditures. We are unable to predict what, if any, changes will occur as a result of such regulation.

Foreign Regulations

European Union Regulation.    The primary regulatory environment in Europe is that of the European Union, which consists of 15 member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear a CE Marking to indicate that the device conforms to the essential requirements of the applicable directive, and accordingly, can be commercially distributed throughout the European Union. We hold a certificate to ISO 9001, EN46001, ISO 13485, EN601-1-4, which demonstrates satisfaction of the European Union standards for medical product manufacturers. This certificate is a prerequisite to applying the CE Marking to our products. The CE Marking is required on all medical products sold and used in the European Union. It is also recognized by many countries outside the European Union, such as Australia. The CE Marking indicates that a product was designed, released, produced, sold and serviced using a system that complies with the EU Council Directive 93/42/ECC for medical devices. Our four medical devices are currently eligible to bear the CE Marking.

Canadian Regulation.    The Canadian Health Department has granted us licenses to distribute our four medical devices throughout Canada.

Other Foreign Regulation.    Our products may also be regulated by other foreign governmental agencies. Some countries grant reciprocity for our U.S. and European clearances. We plan to seek approval to sell our products in additional countries.

Intellectual Property and Proprietary Technology

Our success depends on our proprietary information and technology. We rely on a combination of copyright, trademark and trade secret laws, license agreements, nondisclosure and noncompete agreements and technical measures to establish and protect our rights in our proprietary technology. Our software license agreements grant our customers a nonexclusive, nontransferable, limited license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. We retain all title and rights of ownership in our software products. In addition, we enter into agreements with our employees, third-party consultants and contractors that prohibit the disclosure or use of our confidential information and require the assignment to us of any new ideas, developments, discoveries or inventions related to our business. We also require other third parties to enter into nondisclosure agreements that limit use of, access to and distribution of our proprietary information.

These protections, however, may not be adequate to prevent misappropriation of our proprietary rights. In addition, U.S. law provides only limited protection of proprietary rights and the laws of some foreign countries may offer less protection than the laws of the United States. Unauthorized third parties may copy aspects of our products, reverse engineer our products or otherwise obtain and use information that we regard as proprietary. Subject to certain contractual limitations, a few of our customers can access source-code versions of our software. Although our agreements with such customers attempt to prevent misuse of the source code, the possession of our source code by third parties increases the ease and likelihood of potential misappropriation of such software. There can be no assurance that others will not independently develop technologies similar or superior to our technology or design around our proprietary rights.

We also rely on a variety of technologies that are licensed from third parties to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements and other features until equivalent technology can be licensed or developed. Any such delay could materially adversely affect our ability to attract and retain customers.

We do not believe our software products or our other proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not result in costly litigation or require us to enter into royalty arrangements.

Employees

As of June 30, 2002, we had a total of 229 full-time employees, 78 of whom were engaged in research and development, 116 of whom were engaged in sales, marketing and customer support and 35 of whom were engaged in administration and finance. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

Our principal executive offices occupy approximately 35,000 square feet in Mountain View, California under a lease that expires in 2007. We also lease additional facilities aggregating approximately 30,500 square feet in Nevada, Massachusetts, Virginia and the United Kingdom. We intend to expand our sales, marketing and technology operations and, therefore, may require additional facilities in the future, which we believe can be obtained on commercially reasonable terms when needed.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors as of June 30, 2002 are as follows:

Name	Age	Position(s)
Joseph K. Jachinowski	46	President, Chief Executive Officer and Chairman of the Board of Directors
James P. Hoey	43	Executive Vice President, Chief Operations Officer and Director
David A. Auerbach	42	Executive Vice President, Treasurer, Secretary and Director
Kendra A. Borrego	33	Chief Financial Officer
Gregory M. Avis(1)(2)	43	Director
Robert J. Becker, M.D.(1)(2)	80	Director
Christopher M. Rose, M.D., F.A.C.R.(1)(2)	53	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

Joseph K. Jachinowski co-founded IMPAC in January 1990 and has served as President, Chief Executive Officer and Chairman of the Board since that time. Prior to co-founding IMPAC, Mr. Jachinowski held multiple management positions at Varian Medical Systems, Inc. from 1983 to 1990. Mr. Jachinowski holds an M.S. degree in Electrical Engineering from Washington State University and a B.S. degree in Electrical Engineering from Ohio University.

James P. Hoey co-founded IMPAC in January 1990 and has served as Executive Vice President and a director since that time. Mr. Hoey has also served as Chief Operations Officer since August 1999. Prior to co-founding IMPAC, Mr. Hoey served as Manager of Radiation Product Marketing for Varian Medical Systems, Inc. from 1988 to 1990. Mr. Hoey holds an M.B.A. degree from Santa Clara University and a B.A. degree in Biomedical Engineering and in Business Administrative Sciences from Yale University.

David A. Auerbach co-founded IMPAC in January 1990 and has served as Executive Vice President, Treasurer, Secretary and a director since that time. From January 1990 to February 2000, Mr. Auerbach also served as IMPAC’s Chief Financial Officer. Mr. Auerbach has also served as President of IMPAC Global Systems, Inc., a wholly-owned subsidiary of IMPAC, since October 2001 and as President of IMPAC Global Systems UK Limited, a wholly-owned subsidiary of IMPAC, since January 2002. Mr. Auerbach also served as President of CareCore, Inc., a healthcare information technology company, from July 1999 to March 2001. Prior to co-founding IMPAC, Mr. Auerbach served as Manager of Research and Development for Project Management for Varian Medical Systems, Inc. from 1987 to 1990. Mr. Auerbach holds an M.S. degree in Mechanical Engineering from Stanford University and a B.S. degree in Mechanical/Biomedical Engineering from Carnegie Mellon University.

Kendra A. Borrego joined IMPAC in August 1992 and has served as Chief Financial Officer since March 2000. Ms. Borrego served as IMPAC’s Director of Finance from August 1999 to February 2000 and as Controller from August 1992 to July 1999. Ms. Borrego holds an M.B.A. degree from San Jose State University and a B.S. degree in Business from the University of Nevada.

Gregory M. Avis has been a director of IMPAC since February 1998. Mr. Avis is a Managing Partner of Summit Partners, L.P., a private equity and investment firm, where he has been employed since the firm’s founding in 1984. Currently, Mr. Avis also serves as a director of Ditech Communications Corporation, a telecommunications equipment company, MCK Communications, Inc., a manufacturer of remote voice and data access equipment, and Powerwave Technologies, a developer and manufacturer of radio frequency power amplifiers for wireless communications applications. Mr. Avis holds an M.B.A. degree from Harvard Business School and a B.A. degree in Political Economy from Williams College.

Robert J. Becker, M.D. has been a director of IMPAC since June 1996. Dr. Becker has served as the President of Becker Consulting Corporation, a healthcare consulting firm, since 1990. Prior to founding Becker Consulting, Dr. Becker founded HealthCare Compare Corporation, a company specializing in healthcare utilization review (now First Health Group Corporation, a health benefits company) and served as Chairman from 1982 to 1990. Currently, Dr. Becker also serves as a director of APS Healthcare, Inc., a managed behavioral healthcare organization. Dr. Becker holds an M.D. degree from the Medical College of Wisconsin.

Christopher M. Rose, M.D., F.A.C.R. has been a director of IMPAC since June 1996. Dr. Rose has served as Secretary and a Principal of the Valley Radiotherapy Associates Medical Group, Inc., one of the largest providers of radiation therapy services in the United States, Associate Director of the Department of Radiation Oncology at Providence Saint Joseph Medical Center in Burbank, California, and as Technical Director, Radiation Oncology, for the Providence Health System, Los Angeles Service Area, since 1983. Dr. Rose also serves as Councilor of the American College of Radiology and is a past Chairman of the Board of the American Society of Therapeutic Radiation and Oncology. Dr. Rose holds an M.D. degree from Harvard Medical School and an S.B. degree in Biology from the Massachusetts Institute of Technology.

Board Composition

Our board of directors currently consists of six members. In accordance with the terms of our restated certificate of incorporation to be filed prior to this offering in connection with our reincorporation in Delaware, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose initial term will expire at the annual meeting of stockholders held in 2003; Class II, whose initial term will expire at the annual meeting of stockholders in 2004; and Class III, whose initial term will expire at the annual meeting of stockholders in 2005. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. David A. Auerbach and Robert J. Becker have been designated as Class I directors; James P. Hoey and Christopher M. Rose have been designated as Class II directors; and Joseph K. Jachinowski and Gregory M. Avis have been designated as Class III directors. These provisions in our restated certificate of incorporation may have the effect of delaying or preventing changes in our control or management. The executive officers serve at the discretion of the board of directors. Except for Joseph K. Jachinowski and James P. Hoey, who are brothers-in-law, there are no family relationships among any of our directors or executive officers. Suzanne Hoey Jachinowski, who is our Vice President of Marketing, is the sister of James P. Hoey and wife of Joseph K. Jachinowski.

Board Compensation

Except for reimbursement for reasonable travel expenses relating to attendance at board meetings, employee directors are not compensated for their services as directors. After this offering, directors who are non-employees will receive compensation for their services as directors in the form of a stock option grant each year to purchase 5,000 shares of our common stock plus $500 per board meeting attended. Non-employee directors who first join our board after the date of this prospectus will receive an initial stock option grant to purchase 25,000 shares of our common stock when they join the board. All directors are eligible to participate in our 2002 stock plan and, beginning in 2002, directors who are our employees will also be eligible to participate in our 2002 employee stock purchase plan. See “—Benefit Plans.”

Board Committees

In August 1996, the board established the Compensation Committee. The Compensation Committee recommends compensation for our management personnel to the board and administers our stock plans. Prior to this offering, the Compensation Committee consisted of Joseph K. Jachinowski, James P. Hoey, David A. Auerbach and Christopher M. Rose. Mr. Jachinowski, Mr. Hoey and Mr. Auerbach are our employees. After this offering, the Compensation Committee will consist of Gregory M. Avis, Robert J. Becker and Christopher M. Rose.

In February 1998, the board established the Audit Committee. The Audit Committee reviews our annual audit of our financial statements and meets with our independent accountants to review our internal controls and financial management practices. The Audit Committee currently consists of Gregory M. Avis, Robert J. Becker and Christopher M. Rose.

Compensation Committee Interlocks and Insider Participation

After this offering, the members of the Compensation Committee of our board of directors will be Gregory M. Avis, Robert J. Becker and Christopher M. Rose. None of these individuals has at any time been an officer or employee of ours or any of our subsidiaries.

Executive Compensation

The following table provides summary information concerning the compensation paid during the fiscal year ended September 30, 2001 to the Chief Executive Officer and each of the other three most highly compensated executive officers, each of whose aggregate compensation exceeded $100,000.

Summary Compensation Table

	Annual Compensation(1)		All Other Compensation
Name and Principal Position	Salary	Bonus
Joseph K. Jachinowski	$291,251	$100,000	$49,273	(2)
President, Chief Executive Officer and Chairman

James P. Hoey	291,251	105,426	47,160	(3)
Executive Vice President and Chief Operations Officer

David A. Auerbach	272,250	108,538	55,930	(4)
Executive Vice President, Treasurer and Secretary

Kendra A. Borrego	114,834	35,000	6,117	(5)
Chief Financial Officer

(1)	Excludes certain perquisites and other benefits that did not exceed 10% of any officer’s total salary and bonus.
(2)	Includes $8,370 of company contributions to our 401(k) plan and a bonus payment of $40,903 to cover term life, variable universal life and disability insurance premiums.
(3)	Includes $8,128 of company contributions to our 401(k) plan and a bonus payment of $39,032 to cover term life, variable universal life and disability insurance premiums.
(4)	Includes $17,107 of company contributions to our 401(k) plan and a bonus payment of $38,823 to cover term life, variable universal life and disability insurance premiums.
(5)	Represents $6,117 of company contributions to our 401(k) plan.

Option Grants

There were no stock options granted to our executive officers during the fiscal year ended September 30, 2001. In May 2002, we granted Kendra A. Borrego an option to purchase 20,000 shares of our common stock at an exercise price of $13.00 per share.

Option Exercises and Holdings

The following table provides summary information concerning the shares of common stock acquired in fiscal 2001, the value realized upon exercise of stock options in fiscal 2001, and the year-end number and value of unexercised options with respect to each of our executive officers as of September 30, 2001. The value realized at September 30, 2001 was calculated based on an assumed initial public offering price of $         per share, less the per share exercise price, multiplied by the number of shares issued.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised in-the-Money Options at FY-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph K. Jachinowski	—	$—	—	—	$—	$—
James P. Hoey	—	—	—	—	—	—
David A. Auerbach	—	—	—	—	—	—
Kendra A. Borrego	13,500		12,831	13,669

Benefit Plans

1993 Stock Option Plan.    Our 1993 stock option plan was adopted by our board of directors in October 1993, approved by our stockholders in October 1993, and became effective in November 1993. The 1993 stock option plan provides for the discretionary grant to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended, and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Originally, 630,000 shares of common stock were reserved for issuance under the 1993 stock option plan. In February 1998, the board approved an amendment to the 1993 stock option plan, which was approved by our stockholders in June 1998, to increase the number of shares of common stock reserved for issuance under the plan to 687,285 shares. As of June 30, 2002, options to purchase an aggregate of 218,421 shares of our common stock were outstanding under our 1993 stock option plan. Our board of directors has determined that no further options will be granted under the 1993 stock option plan after this offering. Unless terminated sooner, the 1993 stock option plan will terminate automatically ten years from its effective date.

1998 Stock Plan.    Our 1998 stock plan was adopted by our board of directors in October 1998, approved by our stockholders in November 1998, and became effective in November 1998. The 1998 stock plan provides for the discretionary grant to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Originally, all remaining shares available for future grant under the 1993 stock option plan and an additional 300,000 shares of common stock were reserved for issuance under the 1998 stock plan. In March 2000, our board of directors and stockholders approved an amendment to the 1998 stock plan to increase the number of shares of common stock reserved for issuance under the plan by 500,000 for an aggregate of 1,487,285 shares. As of June 30, 2002, options to purchase an aggregate of 819,821 shares of our common stock were outstanding under our 1998 stock plan. Our board of directors has determined that no further options or stock purchase rights will be granted under the 1998 stock plan after this offering. Unless terminated sooner, the 1998 stock plan will terminate automatically ten years from its effective date.

2002 Stock Plan.    Our 2002 stock plan was adopted by our board of directors in May 2002 and will be submitted to our stockholders for approval prior to the closing of this offering. The 2002 stock plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under our 1993 stock option plan and all outstanding options and stock purchase rights under our 1998 stock plan will be administered under the 2002 stock plan but will continue to be governed by their existing terms. Unless terminated sooner, the 2002 stock plan will terminate automatically ten years from the date it was adopted by our board of directors.

The 2002 stock plan provides for the discretionary grant to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 2002 stock plan also provides for the periodic automatic grant of nonstatutory stock options to non-employee directors.

The total number of shares of common stock reserved for issuance under the 2002 stock plan equals 2,500,000 shares of common stock plus the number of shares that remain reserved for issuance under the 1993 stock option plan and the 1998 stock plan as of the date the 2002 stock plan becomes effective. The number of shares reserved for issuance under the 2002 stock plan will be increased on the first day of each of our fiscal years by the lesser of (a) 3.0% of the outstanding common stock on the last day of the immediately preceding fiscal year and (b) such lesser amount as the board may determine.

The maximum number of option shares each optionee may be granted during a fiscal year is 1,000,000 shares. In connection with an optionee’s initial service with us, however, such optionee may be granted options for up to a total of 1,500,000 shares during the optionee’s initial year of service. Restricted stock grants are limited to 500,000 shares per person in any fiscal year. In connection with an employee’s initial service with us, however, such employee may receive restricted stock grants for up to 1,000,000 shares during the employee’s initial year of service.

The 2002 stock plan may be administered by the board of directors or a committee of the board of directors, which committee shall, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Internal Revenue Code, consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms and conditions of the options granted, including whether and to whom to grant options, the exercise price of the options, the number of shares subject to each option, the term and exercise schedule of each option and the form of consideration payable upon the exercise of each option. The board of directors has the authority to amend, suspend or terminate the 2002 stock plan, provided that no such action adversely affects any option previously granted under the 2002 stock plan.

The 2002 stock plan provides for the automatic grant of nonstatutory stock options to non-employee directors. Non-employee directors who first join our board after the date of this prospectus will receive an initial grant when they join the board. In addition, all non-employee directors will receive a grant of an option to purchase shares at fair market value on the grant date at each subsequent annual meeting of stockholders, provided they will continue to serve after such annual meeting. Non-employee director options will have a term of ten years but will expire within 90 days of the directors termination of service. Initial stock option grants to our non-employee directors vest from the date of grant, provided the director continues to serve as a director on the vesting date, with 25% vesting one year from the date of grant and the remaining options vesting on a monthly basis for four years following the date of grant. All subsequent stock option grants to non-employee directors will be fully vested upon grant.

Options and stock purchase rights granted under our 2002 stock plan are generally not transferable, and may be exercised or purchased during the lifetime of the optionee or the holder of the stock purchase right only by the optionee or the holder of the stock purchase right. Options granted under the 2002 stock plan must generally be exercised within three months of the optionee’s separation of service, or within twelve months of the optionee’s termination by death or disability, but in no event later than the expiration of the option’s term. The administrator may permit options granted under the 2002 stock plan to be exercised immediately after the grant date, but to the extent the shares subject to the options are not vested as of the date of exercise, we retain a right to repurchase any shares that remain unvested at the time of the optionee’s termination of employment by paying an amount equal to the exercise price times the number of unvested shares. Options granted under the 2002 stock plan generally vest at the rate of  1/4th of the total number of shares subject to the options on the twelve month anniversary of the date of grant and  1/48th of the total number of shares subject to the options vest each month thereafter. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s service for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator, which is generally equal to 25% per year.

The exercise price of all incentive stock options granted under the 2002 stock plan and all nonstatutory stock options granted automatically to non-employee directors must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all other nonstatutory stock options and stock purchase rights granted under the 2002 stock plan shall be determined by the administrator, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the date of grant and the term of any incentive stock option must not exceed five years. The term of all other options granted under the 2002 stock plan may not exceed ten years.

The 2002 stock plan provides that in the event that we are acquired by another corporation, or sell substantially all of our assets, each option and stock purchase right may be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the administrator may decide that holders of options granted under the 2002 stock plan will fully vest in and have the right to exercise the option as to all of the optioned stock or that the option will be cancelled with or without consideration.

2002 Employee Stock Purchase Plan.    Our 2002 employee stock purchase plan was adopted by our board of directors in May 2002, and will be submitted to our stockholders for approval prior to the closing of this offering. A total of 750,000 shares of our common stock has been reserved for issuance under the 2002 purchase plan. The number of shares reserved for issuance under the 2002 purchase plan will be increased on the first day of each of our fiscal years by the lesser of (a) 3.0% of the outstanding common stock on the last day of the immediately preceding fiscal year and (b) such lesser amount as the board may determine.

Under the 2002 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, our board of directors may determine the duration and frequency of stock purchase periods. Initially, the plan will operate using semi-annual offering periods.

Our employees and employees of our participating subsidiaries are eligible to participate. However, employees may not be granted an option to purchase stock under the 2002 purchase plan if they immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock.

The 2002 purchase plan permits participants to purchase our common stock through payroll deductions of up to 10% of their total compensation, including bonuses and commissions.

Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2002 purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of the purchase period.

Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Rights granted under the 2002 purchase plan are not transferable by a participant other than upon death. Each outstanding option under the 2002 purchase plan will be subject to the acquisition agreement in the event we merge with or into another corporation or sell substantially all of our assets.

Our board of directors has the authority to amend or terminate the 2002 purchase plan. The board of directors may terminate an offering period on any exercise date if the board determines that the termination of the 2002 purchase plan is in our best interests and our stockholders. Notwithstanding anything to the contrary, the board of directors may in its sole discretion amend the 2002 purchase plan to the extent necessary and desirable to avoid unfavorable financial accounting consequences by altering the purchase price for any offering period, shortening any offering period or allocating remaining shares among the participants. Unless earlier terminated by our board of directors, the 2002 purchase plan will terminate automatically December 31, 2012.

CERTAIN TRANSACTIONS

Since October 1, 1998, we have not engaged in any transaction or series of similar transactions in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

Insider Transactions

In November 1999, we entered into a convertible note purchase agreement in the amount of $1,000,000 with CareCore, Inc., a Delaware corporation engaged in the healthcare information technology industry. Joseph K. Jachinowski, David A. Auerbach and James P. Hoey each served as directors of both IMPAC and CareCore from November 1999 until March 2001. Mr. Auerbach held the position of Chief Executive Officer and President of CareCore as well as Secretary and Treasurer of IMPAC from November 1999 until March 2001. Our officers and directors who held ownership in CareCore included Joseph K. Jachinowski, James P. Hoey, David A. Auerbach, Robert J. Becker, Christopher M. Rose and Kendra A. Borrego. Mr. Auerbach and Mr. Hoey each owned approximately 17% of CareCore’s outstanding capital stock, Mr. Jachinowski owned approximately 10%, Dr. Becker and Dr. Rose each owned approximately 0.7%, and Ms. Borrego owned approximately 0.2%. Under the terms of the agreement, the note was due and payable to us upon demand at any time after November 2000. The note, which bore interest at 5.57%, was convertible at our option, in whole or in part, into shares of the preferred stock series to be issued in CareCore’s next round of equity financing. In connection with the note, we also received a warrant to purchase a number of shares of the preferred stock issued in CareCore’s next equity financing equal to the quotient obtained by dividing 20% of the original note principal amount, by the price of the shares of preferred stock sold in such equity financing. In the event such equity financing did not occur by May 31, 2002, the warrant was to be exercisable for shares of common stock at $0.50 per share. In December 2000, we purchased the outstanding convertible notes from CareCore held by David A. Auerbach, Joseph K. Jachinowski, James P. Hoey and Robert J. Becker, each a director of IMPAC, at $0.30 on each $1.00 for a total consideration of $161,000. In February 2001, we acquired clinical charting web based in-process technology and executive management resources of CareCore in exchange for the cancellation of the convertible notes described above and transaction costs of approximately $40,000.

In January 1999, we granted Suzanne Hoey Jachinowski, our Vice President of Marketing, the wife of Joseph K. Jachinowski, our President and Chief Executive Officer, and the sister of James P. Hoey, our Executive Vice President and Chief Operations Officer, options to purchase 7,000 shares of our common stock at an exercise price of $3.23 per share. In January 2000, we granted Ms. Jachinowski options to purchase 15,000 shares of our common stock at an exercise price of $5.00 per share. In May 2002, we granted Ms. Jachinowski options to purchase 10,000 shares of our common stock at an exercise price of $13.00 per share.

In January 1999, we granted Robert L. Shaw, our Vice President of Worldwide Sales and one of our principal stockholders, options to purchase 50,000 shares of our common stock at an exercise price of $3.23 per share.

In January 1999, we granted Robert J. Becker, one of our directors, options to purchase 5,000 shares of our common stock at an exercise price of $3.23 per share. In January 2000, we granted Dr. Becker options to purchase 5,000 shares of our common stock at an exercise price of $5.00 per share. In July 2001, we granted Dr. Becker options to purchase 5,000 shares of our common stock at an exercise price of $6.00 per share. In April 2002, we granted Dr. Becker options to purchase 5,000 shares of our common stock at an exercise price of $7.00 per share.

In January 1999, we granted Christopher M. Rose, one of our directors, options to purchase 5,000 shares of our common stock at an exercise price of $3.23 per share. In January 2000, we granted Dr. Rose options to purchase 5,000 shares of our common stock at an exercise price of $5.00 per share. In July 2001, we granted Dr. Rose options to purchase 5,000 shares of our common stock at an exercise price of $6.00 per share. In April 2002, we granted Dr. Rose options to purchase 5,000 shares of our common stock at an exercise price of $7.00 per share.

Agreements with Management

We have entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Indemnification Provisions.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 31, 2002, assuming conversion of all outstanding shares of redeemable convertible preferred stock by:

•	each of our directors and executive officers;

•	all directors and executive officers as a group;

•	each person who is known by us to own beneficially more than 5% of our outstanding shares of common stock; and

•	each of the selling stockholders.

Except as otherwise noted, the address of each person listed in the table is c/o IMPAC Medical Systems, Inc., 100 West Evelyn Avenue, Mountain View, California 94041. The table includes all shares of common stock issuable within 60 days of August 31, 2002 upon the exercise of options beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power over such shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control regarding all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 7,311,254 shares of common stock outstanding as of August 31, 2002, assuming conversion of all outstanding shares of redeemable convertible preferred stock, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options beneficially owned were deemed outstanding for the purpose of computing the percentage ownership of the person holding these options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered in Initial Offering	Number of Shares Offered in Underwriters’ Over-Allotment Option	Shares Beneficially Owned After Offering(1)
	Number	Percent			Number	Percent
Joseph K. Jachinowski(2)	1,109,874	15.1
James P. Hoey(3)	1,668,134	22.8
David A. Auerbach(4)	1,668,134	22.8
Kendra A. Borrego(5)	33,500	*
Gregory M. Avis(6)	1,215,170	16.6
Robert J. Becker, M.D.	81,439	1.1
Christopher M. Rose, M.D., F.A.C.R.(7)	81,439	1.1
Entities affiliated with Summit Partners, L.P.(8)	1,215,170	16.6
Robert L. Shaw(9)	506,875	6.9
Diane L. Reynolds(10)	668,134	9.1
All directors and executive officers as a group (7 persons)(11)	5,857,690	79.2

*	Less than one percent of the outstanding shares of common stock.
(1)	Assumes full exercise of the underwriters’ over-allotment option.
(2)
Includes 54,874 shares issuable upon the exercise of outstanding stock options held by Mr. Jachinowski’s wife, Suzanne Hoey Jachinowski, which are exercisable within 60 days of August 31, 2002, 51,000 shares owned by Mr. Jachinowski’s wife, and 9,714 shares held in trust for Mr. Jachinowski’s children. Mr. Jachinowski disclaims beneficial ownership of all of these shares.

(3)	Includes 41,142 shares held in trust for Mr. Hoey’s children.
(4)	Includes 42,570 shares held in trust for Mr. Auerbach’s children.
(5)	Includes 20,000 shares issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of August 31, 2002.

(6)
Includes 1,154,412 shares held by Summit Ventures, IV, L.P. and 60,758 shares held by Summit Investors III, L.P. Mr. Avis is a general partner of Stamps, Woodsum & Co., IV, which is the sole general partner of Summit Partners IV, L.P., which is the sole general partner of Summit Ventures IV, L.P. Mr. Avis is also a general partner of Summit Investors III, L.P. Mr. Avis disclaims beneficial ownership of such shares in which he has no pecuniary interest. See Note 8.

(7)	Includes 10,000 shares issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of August 31, 2002.
(8)
Includes 1,154,412 shares held by Summit Ventures, IV, L.P. and 60,758 shares held by Summit Investors III, L.P. Summit Partners IV, L.P. is the sole general partner of Summit Ventures IV, L.P. Stamps, Woodsum & Co. IV is the sole general partner of Summit Partners IV, L.P.. Messrs. E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, Bruce R. Evans, Thomas S. Roberts, Walter G. Kortschak, Joseph F. Trustey, Kevin P. Mohan and Peter Y. Chung are the general partners of Stamps, Woodsum & Co., IV, and in such capacity, each shares voting and dispositive power with respect to the shares held by Summit Ventures IV, L.P. and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such shares. Messrs. E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, Bruce R. Evans, Thomas S. Roberts, Walter G. Kortschak, Joseph F. Trustey, Kevin P. Mohan and Peter Y. Chung are the general partners of Summit Investors III, L.P. Each of the general partners of Summit Investors III, L.P. shares voting and dispositive power with respect to the shares held by Summit Investors III, L.P., and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest in such shares. The address of record for entities affiliated with Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(9)	Includes 46,875 shares issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of August 31, 2002. Mr. Shaw is our Vice President of Worldwide Sales.
(10)	The address of Diane L. Reynolds is 259 Elliott Drive, Menlo Park, CA 94025.
(11)	Includes 84,874 shares issuable upon the exercise of outstanding stock options, which are exercisable within 60 days of August 31, 2002.

We will pay all costs and expenses of this offering, other than the underwriting discount relating to shares sold by the selling stockholders, the fees and disbursements of separate legal counsel and other advisors to the selling stockholders and stock transfer and other taxes attributable to the sale of shares by the selling stockholders, which will be paid by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, we will be authorized to issue 60,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

At June 30, 2002, there were 6,069,739 shares of common stock outstanding, held of record by 63 stockholders. Options to purchase 1,038,242 shares of common stock were also outstanding. In addition, there were 1,238,390 shares of redeemable convertible preferred stock outstanding at June 30, 2002, held of record by three stockholders, which will be converted into 1,238,390 shares of common stock upon the closing of this offering. There will be              shares of common stock outstanding (assuming no exercise of outstanding options under our stock option plans after                         , 2002) after giving effect to the sale of the shares offered hereby.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Effective upon the closing of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into common stock. Upon the closing of this offering, the board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.001 par value, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of IMPAC without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Registration Rights

Upon the closing of this offering, the holders of                  shares of common stock or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders of these securities. The holders of a majority of these securities may require us to register at least 20% of such securities, or a lesser percentage if the aggregate offering price, net of discounts and commissions, would exceed $5,000,000, for public resale on two occasions starting six months after the date of this prospectus. In addition, if we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of at least 20% of these securities then outstanding may also require us, not more than twice in any twelve-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided that the proposed aggregate selling price, net of any underwriters’ discounts or commissions, is at least $500,000. We will be responsible for paying all registration expenses except for expenses incurred in connection with registrations requested on Form S-3. The holders selling their shares will be responsible for paying the registration expenses incurred for registrations on Form S-3 and all selling expenses. These rights will terminate five years after the closing of this offering or, if earlier, the date on which the holders of these securities may sell all of these securities under Rule 144 during any three-month period.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

Provisions of Delaware law and our charter documents could make acquiring us and removing our incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate with us first. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Section 203.    We will be subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Special Stockholder Meetings.    Our restated bylaws will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, may only be called by a majority of the entire board, the chairman of the board, or the president. This limitation on the ability to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board with respect to unsolicited takeover bids. In addition, the limited ability to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Classified Board of Directors.    Our board will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general at least two annual meetings will be necessary for stockholders to effect a change in the majority of our board of directors. Subject to the rights of the holders of any outstanding series of preferred stock, our restated certificate of incorporation will authorize only the board of directors to fill vacancies, including newly created directorships. Our restated certificate of incorporation also will provide that directors may be removed by stockholders only for cause and only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Supermajority Vote to Amend Charter and Bylaws.    Our restated certificate of incorporation and restated bylaws each will provide that our bylaws may only be amended by a two-thirds vote of the outstanding shares. In addition, our restated certificate of incorporation will provide that its provisions related to bylaw amendments, staggered board and indemnification may only be amended by a two-thirds vote of the outstanding shares.

No Stockholder Action by Written Consent.    Our restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board and the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, and the president.

Advance Notice Procedures.    Our bylaws will provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders.

Indemnification Provisions

As permitted by Delaware law, our restated certificate of incorporation will eliminate the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, other than in cases of fraud or other willful misconduct. In addition, our bylaws provide that we are required to indemnify our officers and directors even when indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are, in some respects, broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity in the future.

Upon the closing of this offering, we will have                  outstanding shares of common stock based upon shares outstanding at August 31, 2002. Of these shares, assuming no exercise of the underwriters’ over-allotment option, the                  shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of us. The remaining              shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

•	359,331 shares will be eligible for sale immediately following this offering,

•	50,973 shares will be eligible for sale beginning 90 days after the date of this prospectus,

•
                shares will be eligible for sale in the event Thomas Weisel Partners LLC exercises its discretion to waive the lock-up restrictions prior to the expiration of the lock-up period.                  of such shares will be subject to volume restrictions under federal securities laws because they are held by our affiliates. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions prior to the expiration of the lock-up period, and

•
                 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701 promulgated under the Securities Act.

Lock-Up Agreements

Holders of approximately 95% of the outstanding shares of our common stock, including all of our directors and executive officers, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by Thomas Weisel Partners LLC. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions.

Rule 144

In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three- month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, and

•	the average reported weekly trading volume of our common stock during the four calendar weeks preceding the sale by such person.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144, 90 days after effectiveness of this registration statement without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144, 90 days after effectiveness of this registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of                 shares of common stock issuable upon the conversion of the redeemable convertible preferred stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register shares to be issued pursuant to our 1993 stock option plan, 1998 stock plan and 2002 stock plan and our 2002 employee stock purchase plan. As a result, shares of our common stock obtained through the exercise of any options or rights granted under these plans will also be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701.

UNDERWRITING

Subject to the terms and conditions set forth in an agreement, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, SG Cowen Securities Corporation and U.S. Bancorp Piper Jaffray Inc., has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Name	Number of Shares
Thomas Weisel Partners LLC
SG Cowen Securities Corporation
U.S. Bancorp Piper Jaffray Inc.

Total

Of the                  shares to be purchased by the underwriters,                  shares will be purchased from us and                  shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on                , 2002.

Over-Allotment Option

The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of                  additional shares of our common stock at the initial public offering price, less the underwriting discount payable by the selling stockholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives believe are comparable to us,

•	our financial information,

•	our history and prospects and the outlook for our industry,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and the progress of our business plan, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active or orderly trading market may never develop for our common stock, and our common stock may not trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $                 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $                per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds to us and the selling stockholders before estimated expenses payable by us of $                :

Total
	Per Share	With Over-Allotment	Without Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of the Underwriters

We and the the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If the selling stockholders and us are unable to provide this indemnification, the selling stockholders and us will contribute to payments the underwriters may be required to make in respect of those liabilities.

Reserved Shares

The underwriters, at our request, have reserved for sale at the initial public offering price up to              shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters to the public on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

Holders of approximately 95% of the outstanding shares of our common stock, including all of our directors and executive officers, have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. Thomas Weisel Partners LLC has no current intention to waive any of these lock-up restrictions.

We have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell, or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus, and grants of options to purchase shares of common stock under the plans disclosed in this prospectus.

Nasdaq National Market Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “IMPC.”

Discretionary Accounts

The underwriters do not expect sales of shares of our common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed 5% of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales.    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing Transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these activities. The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock being offered by us will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of IMPAC Medical Systems, Inc. as of September 30, 2000 and 2001 and for each of the three years in the period ended September 30, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules. For further information regarding us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. The registration statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission’s offices upon payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

This offering will subject us to the full informational requirements of the Securities Exchange act of 1934. We will fulfill our obligations to comply with such disclosure requirements by filing periodic reports and other information with the Securities and Exchange Commission. Such reports will be available for inspection and copying at the Securities and Exchange Commission’s public reference rooms or its website, as noted above.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
IMPAC Medical Systems, Inc. and Subsidiaries

The reincorporation described in Note 13 to the consolidated financial statements has not been consummated at September 25, 2002. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of IMPAC Medical Systems, Inc. and its subsidiaries (the “Company”) at September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/    PricewaterhouseCoopers LLP

San Jose, California
November 2, 2001, except for Note 13,
as to which the date is                     , 2002

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro Forma June 30, 2002 (see Note 2)
	September 30,		June 30, 2002
	2000	2001
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,374,901	$12,455,564	$17,181,089
Available-for-sale securities	2,168,611	536,569	821,529
Accounts receivable, net of allowance for doubtful accounts of $383,927 in 2000, $250,914 in 2001 and $400,027 in 2002 (unaudited)	6,112,042	6,850,405	7,742,416
Inventories	30,341	34,915	34,668
Related party notes receivable, net of allowance for doubtful accounts of $690,904 in 2000, none in 2001 and 2002 (unaudited)	309,096	—	—
Deferred income taxes	866,562	1,000,672	949,523
Income tax refund receivable	149,527	404,108	403,182
Prepaid expenses and other current assets	1,503,049	1,759,835	2,409,381

Total current assets	18,514,129	23,042,068	29,541,788
Available-for-sale securities, non-current	2,838,014	4,933,318	3,892,644
Investment	36,000	36,000	—
Property and equipment, net	3,239,082	3,444,029	3,372,726
Deferred income taxes	704,077	688,404	688,404
Goodwill and other intangible assets, net of accumulated amortization of $3,264,583 in 2000, $3,625,582 in 2001 and $4,123,716 in 2002 (unaudited)	806,552	474,512	2,041,087
Other assets	372,323	334,401	340,787

Total assets	$26,510,177	$32,952,732	$39,877,436

Liabilities, Redeemable Convertible Preferred
Stock and Stockholders’ Equity
Current liabilities:
Customer deposits	$6,013,795	$7,016,631	$7,986,643
Accounts payable	513,910	721,634	1,295,069
Accrued liabilities	2,000,129	2,416,495	1,381,927
Income taxes payable	—	165,587	1,036,749
Deferred revenue	4,492,499	6,117,644	7,816,368
Capital lease obligations, current portion	50,329	57,143	62,853

Total current liabilities	13,070,662	16,495,134	19,579,609
Capital lease obligations, less current portion	236,180	179,037	131,157

Total liabilities	13,306,842	16,674,171	19,710,766

Commitments (Note 4)
Redeemable convertible preferred stock, par value: $0.001 per share
Authorized: 1,238,390 shares
Issued and outstanding: 1,238,390 shares in 2000, 2001 and 2002 (unaudited) and none pro forma (unaudited) (Liquidation preference: $1,999,838 in 2000, 2001 and 2002 (unaudited))	4,508,280	5,939,061	14,184,836	$—

Stockholders’ equity:
Common stock, par value: $0.001 per share
Authorized: 15,000,000 shares
Issued and outstanding: 6,014,849 shares in 2000, 6,020,433 shares in 2001 and 6,069,739 shares in 2002 (unaudited) and 7,308,129 shares pro forma (unaudited)	6,015	6,021	6,070	7,308
Additional paid-in capital	900,557	904,480	1,130,847	15,314,445
Accumulated other comprehensive income (loss)	(11,285)	43,480	(10,767)	(10,767)
Retained earnings	7,799,768	9,385,519	4,855,684	4,855,684

Total stockholders’ equity	8,695,055	10,339,500	5,981,834	$20,166,670

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$26,510,177	$32,952,732	$39,877,436

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Sales:
Software license and other, net	$15,092,563	$20,010,385	$23,565,175	$16,537,592	$22,190,083
Maintenance and services	5,565,512	7,663,443	10,291,404	7,472,645	10,416,080

Total net sales	20,658,075	27,673,828	33,856,579	24,010,237	32,606,163
Cost of sales:
Software license and other, net	3,605,563	4,865,663	6,255,195	4,340,734	5,760,419
Maintenance and services	1,965,719	2,679,318	3,375,331	2,511,133	2,925,612

Total cost of sales	5,571,282	7,544,981	9,630,526	6,851,867	8,686,031

Gross profit	15,086,793	20,128,847	24,226,053	17,158,370	23,920,132

Operating expenses:
Research and development	3,369,456	4,495,384	6,276,681	4,349,315	5,643,867
Sales and marketing	5,027,717	6,361,374	9,254,995	6,655,450	8,991,373
General and administrative	1,368,156	2,341,563	3,632,795	2,644,704	3,158,532
Write-off of purchased in-process research and development	—	307,675	510,846	510,846	115,899
Merger related costs	—	578,228	—	—	—
Amortization of goodwill and other intangible assets	651,698	793,200	360,999	268,938	382,235

Total operating expenses	10,417,027	14,877,424	20,036,316	14,429,253	18,291,906

Operating income	4,669,766	5,251,423	4,189,737	2,729,117	5,628,226
Interest expense	—	—	(40,771)	(32,936)	(20,915)
Interest and other income	364,656	507,630	552,583	434,183	317,960
Write-down of notes receivable	—	(690,904)	—	—	—

Income before provision for income taxes	5,034,422	5,068,149	4,701,549	3,130,364	5,925,271
Provision for income taxes	(1,963,337)	(1,993,251)	(1,685,017)	(1,121,910)	(2,192,351)

Net income	3,071,085	3,074,898	3,016,532	2,008,454	3,732,920
Accretion of redeemable convertible preferred stock	—	(508,281)	(1,430,781)	(1,104,722)	(8,245,775)

Net income (loss) available to common stockholders	$3,071,085	$2,566,617	$1,585,751	$903,732	$(4,512,855)

Net income (loss) per common share:
Basic	$0.53	$0.43	$0.26	$0.15	$(0.75)

Diluted	$0.43	$0.40	$0.25	$0.14	$(0.75)

Weighted-average shares used in computing net income (loss) per common share:
Basic	5,837,087	5,906,657	6,016,972	6,015,806	6,031,557

Diluted	7,219,487	6,386,607	6,456,638	6,479,619	6,031,557

Pro forma net income per common share (unaudited) (see Note 7):
Basic			$0.42		$0.51

Diluted			$0.39		$0.49

Weighted-average shares used in computing pro forma net income per common share (unaudited) (see Note 7):
Basic			7,255,362		7,269,947

Diluted			7,695,028		7,682,775

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1999, 2000 AND 2001
AND THE NINE MONTHS ENDED JUNE 30, 2002

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount
Balances, October 1, 1998	5,833,906	$5,834	$501,423	$(4,326)	$2,179,076	$2,682,007
Issuance of common stock through exercise of options	24,100	24	33,456	—	—	33,480
Repurchase and retirement of common stock	(9,000)	(9)	(12,051)	—	(17,010)	(29,070)
Changes in unrealized loss on available-for-sale securities	—	—	—	(23,268)	—	(23,268)
Net income	—	—	—	—	3,071,085	3,071,085

Balances, September 30, 1999	5,849,006	5,849	522,828	(27,594)	5,233,151	5,734,234
Issuance of common stock through exercise of options	165,843	166	377,729	—	—	377,895
Changes in unrealized gain (loss) on available-for-sale securities	—	—	—	16,309	—	16,309
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(508,281)	(508,281)
Net income	—	—	—	—	3,074,898	3,074,898

Balances, September 30, 2000	6,014,849	6,015	900,557	(11,285)	7,799,768	8,695,055
Issuance of common stock through exercise of options	5,584	6	3,923	—	—	3,929
Changes in unrealized loss on available-for-sale securities	—	—	—	54,765	—	54,765
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(1,430,781)	(1,430,781)
Net income	—	—	—	—	3,016,532	3,016,532

Balances, September 30, 2001	6,020,433	6,021	904,480	43,480	9,385,519	10,339,500
Issuance of common stock through exercise of options (unaudited)	52,306	52	180,384	—	—	180,436
Repurchase of common stock (unaudited)	(3,000)	(3)	(4,017)	—	(16,980)	(21,000)
Stock-based compensation (unaudited)	—	—	50,000	—	—	50,000
Changes in unrealized gain (loss) on available-for-sale securities (unaudited)	—	—	—	(37,880)	—	(37,880)
Foreign currency translation (unaudited)	—	—	—	(16,367)	—	(16,367)
Accretion to redemption value of redeemable convertible preferred stock (unaudited)	—	—	—	—	(8,245,775)	(8,245,775)
Net income (unaudited)	—	—	—	—	3,732,920	3,732,920

Balances, June 30, 2002 (unaudited)	6,069,739	$6,070	$1,130,847	$(10,767)	$4,855,684	$5,981,834

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net income	$3,071,085	$3,074,898	$3,016,532	$2,008,454	$3,732,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	478,537	652,868	1,142,484	547,667	939,493
Amortization of goodwill and other intangible assets	651,698	793,200	360,999	268,938	382,235
Write-off of purchased in-process research and development	—	307,675	510,846	510,846	115,899
Write-down of investment	—	119,000	—	—	—
Write-down of related party notes receivable	—	690,904	—	—	—
Provision for doubtful accounts	58,899	(79,671)	(133,013)	(133,013)	107,211
Deferred income taxes	(498,068)	(264,350)	(118,437)	—	51,149
Loss on disposal of property and equipment	17,992	5,341	23,089	23,089	115
Gain on sale of investment	—	—	—	—	(8,332)
Stock-based compensation	—	—	—	—	50,000
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(1,041,889)	(2,328,382)	(605,350)	90,570	(855,652)
Inventories	(4,669)	(12,008)	(4,574)	—	247
Related party notes receivable	—	(1,000,000)	—	—	—
Prepaid expenses and other current assets	(111,857)	(627,899)	(256,786)	(263,225)	(649,546)
Other assets	(81,947)	(10,256)	37,922	(10,494)	(4,005)
Customer deposits	1,112,272	1,081,720	1,002,836	(294,942)	931,976
Accounts payable	194,983	103,590	207,724	236,890	564,940
Accrued liabilities	379,301	943,665	416,366	(800,307)	(1,054,869)
Income tax payable/refund receivable	417,565	(524,041)	(88,994)	(269,289)	872,088
Deferred revenue	802,418	1,029,193	1,625,145	1,321,592	1,445,942

Net cash provided by operating activities	5,446,320	3,955,447	7,136,789	3,236,776	6,621,811

Cash flows from investing activities:
Acquisition of property and equipment	(344,340)	(2,855,730)	(1,370,522)	(892,730)	(867,805)
Proceeds from disposal of property and equipment	—	19,937	—	—	—
Purchase of intellectual property	(150,000)	—	—	—	—
Payments for MC2 acquisition, net of cash acquired of $1,956	—	(878,876)	—	—	(500,000)
Payments for CareCore acquisition	—	—	(230,707)	(230,707)	—
Payments for Intellidata, Inc. acquisition, net of cash acquired of $7,056	—	—	—	—	(1,391,546)
Proceeds from sale of investment	—	—	—	—	44,332
Purchase of available-for-sale securities	(28,527,757)	(13,208,627)	(15,105,769)	(13,482,870)	(6,926,700)
Proceeds from sales of available-for-sale securities	15,382,359	13,165,070	14,690,399	12,727,209	6,189,131
Proceeds from maturities of available-for-sale securities	11,018,125	—	6,873	260,523	1,439,036

Net cash used in investing activities	(2,621,613)	(3,758,226)	(2,009,726)	(1,618,575)	(2,013,552)

Cash flows from financing activities:
Principal payments on capital leases	(8,886)	(26,158)	(50,329)	(37,141)	(42,170)
Proceeds from exercise of stock options	33,480	377,895	3,929	3,929	180,436
Repurchase of common stock	(29,070)	—	—	—	(21,000)

Net cash provided by (used in) financing activities	(4,476)	351,737	(46,400)	(33,212)	117,266

Net increase in cash and cash equivalents	2,820,231	548,958	5,080,663	1,584,989	4,725,525
Cash and cash equivalents at beginning of period	4,005,712	6,825,943	7,374,901	7,374,901	12,455,564

Cash and cash equivalents at end of period	$6,825,943	$7,374,901	$12,455,564	$8,959,890	$17,181,089

Supplemental information:
Acquisition of property and equipment under capital leases	$—	$312,667	$—	$—	$—

Accretion to redemption value of redeemable convertible preferred stock	$—	$508,281	$1,430,781	$1,104,722	$8,245,775

Cash paid during the year for:
Income taxes	$2,039,182	$2,800,276	$1,923,911	$1,396,411	$1,009,023

Interest	$—	$—	$40,771	$32,936	$20,915

The accompanying notes are an integral part of these consolidated financial statements.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Formation and Business of the Company:

IMPAC Medical Systems, Inc. and Subsidiary (the “Company”) was incorporated in the state of California on January 17, 1990. The Company is a leading provider of information technology solutions for cancer care. The Company’s products provide integrated clinical and administrative solutions to manage complexities of cancer care, from detection and diagnosis through treatment and follow-up. In addition, a portion of the same products are indirectly distributed through a licensing arrangement with a large equipment manufacturer. Revenues are derived from the licensing of the Company’s software products, related software support agreements, training programs and sales of third party hardware and software.

Note 2—Summary of Significant Accounting Policies:

Basis of consolidation

The Company’s consolidated financial statements include the accounts of its wholly owned subsidiary IMPAC International, Inc., a U.S. Virgin Islands Foreign Sales Corporation. In October 2001, the Company established IMPAC Global Systems, Inc., a wholly owned subsidiary incorporated in the state of Delaware. All intercompany balances and transactions have been eliminated.

Unaudited interim results

The accompanying consolidated balance sheet as of June 30, 2002, the consolidated statements of operations and of cash flows for the nine months ended June 30, 2001 and 2002, and the consolidated statement of stockholders’ equity for the nine months ended June 30, 2002 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended June 30, 2001 and 2002. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results for the nine months ended June 30, 2002 are not necessarily indicative of the results to be expected for the year ending September 30, 2002 or for any other interim period or for any future year.

Unaudited pro forma stockholders’ equity

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will convert automatically upon the effective date of an initial public offering of the Company’s common stock into 1,238,390 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at June 30, 2002. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Estimated fair value for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Cash and cash equivalents

Cash equivalents comprise highly liquid investments purchased with original maturities of three months or less. The majority of the Company’s cash and cash equivalents are invested in deposits with two major banks in the United States of America. The Company has not experienced any losses on its deposits.

Available-for-sale securities

The Company has classified its investments as “available-for-sale.” Such investments are recorded at fair market value with unrealized gains and losses on such securities reported as a separate component of stockholders’ equity. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method.

Investment

This investment comprises a nonmarketable investment in a private company and is carried at cost. As of September 30, 2000 and 2001, the Company’s equity interest in the private company was less than 20% and the Company did not exert significant influence over the entity. In February 2002, the Company sold this investment for proceeds of $44,332 (unaudited).

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. As of September 30, 2000 and 2001 and June 30, 2002 (unaudited), inventory is entirely comprised of finished goods.

Depreciation and amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Amortization of leasehold improvements and equipment held under capital leases are provided on a straight-line basis over the life of the related asset or, if shorter, the lease term. Upon sale or retirement of assets the costs and related accumulated depreciation or amortization are removed from the balance sheet, and the resulting gain or loss is reflected in operations. Repair and maintenance costs are charged to expense as incurred.

Goodwill and other intangible assets

Goodwill and other intangible assets, including customer lists and acquired workforce, are stated at cost and are amortized on a straight-line basis over their estimated useful lives of generally two to five years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Redeemable convertible preferred stock

The carrying value of redeemable convertible preferred stock is increased by periodic accretions, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date. These increases are effected through charges against retained earnings.

Comprehensive income (loss)

Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains and losses on its available-for-sale securities and the foreign currency translation represent the only components of comprehensive income (loss) excluded from the reported net income. As these components are not significant, individually or in aggregate, no separate statement of comprehensive income (loss) has been presented.

Revenue recognition

The Company’s revenue is derived primarily from two sources: (i) software license revenue, derived primarily from product sales to distributors and end users, and (ii) maintenance and services revenue, derived primarily from providing support, education and consulting services to end users. The Company typically requires deposits upon the receipt of a signed purchase and license agreement. Deposits received on these agreements represent unearned revenue and are classified as customer deposit liabilities on the Company’s balance sheet.

The Company accounts for sales of software and maintenance revenue under the provisions of Statement of Position 97-2, (“SOP 97-2”), “Software Revenue Recognition,” as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence. For hardware transactions where no software is involved, the Company applies the provisions of Staff Accounting Bulletin 101 “Revenue Recognition.” Hardware transactions represented 6.1% of the Company’s total net sales in fiscal 1999, 5.7% in fiscal 2000, 4.4% in fiscal 2001 and 4.1% (unaudited) in the nine months ended June 30, 2002.

The fee for multiple-element arrangements is allocated to each element of the arrangement, such as maintenance and support services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence for each element which is based on the price charged when the same element is sold separately. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been accepted, the fee is fixed or determinable, and collection of the resulting receivable is probable. Acceptance generally occurs when the product has been installed, training has occurred and the product is in clinical use at the customer site. For distributor related transactions, acceptance occurs with delivery of software registration keys to the distributor’s order fulfillment department. At the time of the

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transaction, the Company assesses whether the fee associated with the revenue transactions is fixed or determinable and whether or not collection is probable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction.

The Company offers warranties and support on certain products and records a deferral for the estimated future costs associated with warranty claims and support, which is based upon historical experience and the Company’s estimate of the level of future costs. Warranty deferrals are recognized as revenues ratably over the warranty period as maintenance and services sales. Warranty costs are reflected in the statement operations as a cost of maintenance and services sales.

Fair values for the ongoing maintenance, which includes updates and support, are based upon a percentage of the current list price of the software. Fair value of services, such as training or consulting, are based upon separate sales by the Company of these services to other customers. Payments received for maintenance and services are deferred and recognized as revenue ratably over the contract term. Training and consulting services are billed based on hourly rates, and are generally recognized as revenue as these services are performed. Amounts deferred for maintenance services, term software license agreements and warranties comprise the main components of deferred revenue.

Research and development costs

Research and development costs are expensed as incurred. Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” development costs related to software products are expensed as incurred until “technological feasibility” of the product has been established. No software development costs have been capitalized because costs incurred subsequent to establishment of technological feasibility have not been significant.

Advertising costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising costs for the years ended September 30, 1999, 2000 and 2001 were $181,095, $254,833 and $292,493, respectively.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Accounting for stock-based compensation

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, “Accounting for Stock-Based Compensation.”

Concentration of credit risk and other risks and uncertainties

Certain of the Company’s products require approval from the Food and Drug Administration and foreign regulatory agencies prior to commercialized sale and are subject to continued regulations once approved. There can be no assurance that the Company’s new products or new versions of previous products will receive any of these required approvals. If the Company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal years ended 1999, 2000 and 2001, one customer accounted for approximately 18%, 15% and 13% of total net sales, respectively. No customer accounted for more than 10% of total accounts receivable at September 30, 2001 and 2000.

The Company maintains allowances for potential credit losses and such losses have been within the Company’s expectations.

Segments

The Company operates in one segment, using one measurement of profitability to manage its business. As of September 30, 2000 and 2001, all long-lived assets are maintained in the United States of America. During the years ended September 30, 1999, 2000 and 2001, sales to international customers accounted for 10%, 8% and 6% of total net sales, respectively.

Net income (loss) per common share

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of vested common shares outstanding for the period. Diluted net income (loss) per common share is computed giving effect to all potential dilutive common stock, including options and redeemable convertible preferred stock.

A reconciliation of the numerator and denominator used in the basic and diluted net income (loss) per share follows.

	Years Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Numerator:
Net income	$3,071,085	$3,074,898	$3,016,532	$2,008,454	$3,732,920
Accretion of redeemable convertible preferred stock	—	(508,281)	(1,430,781)	(1,104,722)	(8,245,775)

Net income (loss) available to common stockholders	$3,071,085	$2,566,617	$1,585,751	$903,732	$(4,512,855)

Denominator:
Weighted-average shares used in computing basic net income (loss) per common share	5,837,087	5,906,657	6,016,972	6,015,806	6,031,557
Dilutive effect of options to purchase shares	144,010	479,950	439,666	463,813	—
Dilutive effect of redeemable convertible preferred stock	1,238,390	—	—	—	—

Weighted-average shares used in computing diluted net income (loss) per common share	7,219,487	6,386,607	6,456,638	6,479,619	6,031,557

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following outstanding options and redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect:

	September 30,			June 30,

	1999	2000	2001	2001	2002
				(unaudited)
Options to purchase common stock	—	1,967	6,247	6,330	449,084
Redeemable convertible preferred stock	—	1,238,390	1,238,390	1,238,390	1,238,390

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 “Business Combinations,” which establishes financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets,” which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. In accordance with SFAS No. 142, beginning October 1, 2002, goodwill will not be systematically amortized but rather, the Company will perform an assessment for impairment at least annually by applying a fair-value-based test. The Company will also reclassify the unamortized balance of acquired workforce to goodwill.

In October 2001, the FASB issued SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The Company will adopt SFAS No. 144 effective October 1, 2002. This adoption is not expected to have a material impact on the Company’s financial statements and related disclosures.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” which eliminates inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and for transactions occurring after May 15, 2002. The Company will adopt SFAS No. 145 effective October 1, 2002. This adoption is not expected to have a material impact on the Company’s financial statements and related disclosures.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities” which addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) has set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect adoption of SFAS No. 146 to have a material impact on its financial position or on its results of operations.

Note 3—Balance Sheet Detail:

Available-for-sale securities

Available-for-sale securities at September 30, 2000 are summarized as follows:

	Fair Market Value	Amortized Cost Basis	Unrealized Gain (Loss)
Municipal bonds	$879,723	$888,799	$(9,076)
Commercial paper	839,595	837,286	2,309
Asset backed securities	752,775	752,322	453
Corporate bonds	746,016	754,746	(8,730)
Taxable floating rate notes	516,304	514,230	2,074
Collateralized mortgage obligations	372,212	370,527	1,685
Tax exempt floating rate notes	900,000	900,000	—

	$5,006,625	$5,017,910	$(11,285)

Available-for-sale securities at September 30, 2001 are summarized as follows:

	Fair Market Value	Amortized Cost Basis	Unrealized Gain
Municipal bonds	$663,139	$661,148	$1,991
Commercial paper	399,560	399,124	436
Asset backed securities	1,196,890	1,169,740	27,150
Corporate bonds	226,788	221,988	4,800
Taxable floating rate notes	600,000	600,000	—
Collateralized mortgage obligations	483,510	474,407	9,103
Tax exempt floating rate notes	1,900,000	1,900,000	—

	$5,469,887	$5,426,407	$43,480

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of available-for-sale securities at September 30, 2001 are summarized as follows:

	Maturity in 1 Year or Less	Maturity in 1 to 5 Years	Maturity in 5 to 10 Years	Maturity in Greater Than 10 Years
Municipal bonds	$85,134	$478,005	$100,000	$—
Corporate bonds	51,875	174,913	—	—
Commercial paper	399,560	—	—	—
Asset backed securities	—	582,110	87,601	527,178
Collateralized mortgage obligations	—	32,722	142,346	308,443
Tax exempt floating rate notes	—	—	500,000	1,400,000
Taxable floating rate notes	—	—	—	600,000

	$536,569	$1,267,750	$829,947	$2,835,621

Realized gains and losses on the sale of available-for-sale securities are summarized as follows:

	Years Ended September 30,
	1999	2000	2001
Gross realized gains	$27,825	$8,583	$6,855
Gross realized losses	(40,676)	(43,518)	(26,518)

	$(12,851)	$(34,935)	$(19,663)

Prepaid expenses and other current assets

	September 30,
	2000	2001
Prepaid commissions	$671,385	$982,703
Prepaid marketing expenses	74,480	151,414
Prepaid software installation expenses	409,094	241,421
Other	348,090	384,297

	$1,503,049	$1,759,835

Property and equipment, net

	September 30,
	2000	2001
Computer hardware	$2,613,674	$3,318,442
Computer software	556,542	732,757
Furniture and fixtures	1,229,454	1,314,167
Leasehold improvements	893,036	829,403

	5,292,706	6,194,769
Less: Accumulated depreciation and amortization	(2,053,624)	(2,750,740)

	$3,239,082	$3,444,029

Equipment acquired under capital leases are included in property and equipment with a cost of $346,448 and accumulated amortization of $69,923 and $108,830 as of September 30, 2000 and 2001, respectively.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities

	September 30,
	2000	2001
Accrued compensation	$265,418	$847,647
Accrued vacation	443,178	607,559
Accrued 401(k) payable	85,146	77,473
Accrued commissions	320,029	551,588
Accrued payroll taxes	338,151	323,638
Other accrued liabilities	548,207	8,590

	$2,000,129	$2,416,495

Note 4—Commitments:

Operating leases

The Company leases its facilities and premises under noncancelable operating leases, which expire between October 2001 and March 2007. The leases in Mountain View, California and in Bulfinch, Massachusetts have an option to extend the leases for an additional five years. Under these agreements, the Company is responsible for certain maintenance costs, taxes and insurance expenses. The Company also leases premises in Urbana, Maryland on a month to month basis.

In addition, the Company leases three automobiles and office equipment under operating leases with expiration dates through February 2005, each having purchase options at the end of the lease term. At September 30, 2001, aggregate future minimum payments under noncancelable operating leases are as follows:

2002	$1,972,279
2003	1,957,533
2004	1,953,481
2005	1,937,437
2006	1,643,014
Thereafter	709,208

$10,172,952

Rent expense, including the facility lease and equipment rental, was $518,512, $973,911 and $2,190,200 for the years ended September 30, 1999, 2000 and 2001, respectively. In 2000 and 2001, rent expense is net of $308,730 and $327,568, respectively, of rental income related to the sublease of premises in Mountain View, California. The sublease agreement expired in June 2001.

Capital lease obligations

During 2000, the Company acquired office furniture under a capital lease. Payments, comprising both principal and interest, are due in sixty equal monthly installments through March 2005.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2001, aggregate future minimum lease payments are as follows:

2002	$84,026
2003	84,026
2004	84,026
2005	42,013

Minimum payments	294,091
Less: Amount representing interest	(57,911)

Principal amount of minimum payments	236,180
Less: Current portion	(57,143)

$179,037

Royalties and software development agreement

The Company has contracted with third parties to supply data used in conjunction with the Company’s products. These contracts provide for payment of royalties ranging from 1.0% to 5.0% of future net sales from certain products.

Legal proceedings

From time to time the Company may become involved in legal proceedings arising from the ordinary course of business. Management is not currently aware of any matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 5—Redeemable Convertible Preferred Stock:

Under the Company’s Certificate of Incorporation, the Company’s redeemable convertible preferred stock is issuable in series and must be approved by the stockholders of the Company. The first and only series of the redeemable convertible preferred stock is designated “Series A preferred stock” and consists of 1,238,390 shares.

As of September 30, 1999, 2000 and 2001, and June 30, 2002 (unaudited), the redeemable convertible preferred stock comprises:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Proceeds, Net of Issuance Costs	Liquidation Preference
Series A	1,238,390	1,238,390	$3,999,999	$1,999,838

The rights, privileges and preferences of the redeemable convertible preferred stock are as follows:

Dividends

The holders of Series A redeemable convertible preferred stock are entitled to receive, in any fiscal year, when and as declared by the Board of Directors, out of any assets legally available, dividends at the same rate and at the same time as is paid on the common shares.

The right to such dividends on the Series A redeemable convertible preferred stock is not cumulative, and no right shall accrue to holders of the Series A redeemable convertible preferred stock by reason of the fact that

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends on such shares are not declared in any prior year, nor will any undeclared or unpaid dividend bear or accrue interest. As of June 30, 2002, no dividends have been declared.

Liquidation

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary of involuntary, the holders of the then outstanding Series A redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock, the amount of $1.615 per Series A redeemable convertible preferred stock, plus all declared but unpaid dividends. If upon occurrence of such event the assets and funds thus distributed among the holders of the Series A redeemable convertible preferred stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Company legally available for distribution will be allocated among the holders of the then outstanding Series A redeemable convertible preferred stock, pro-rata, according to the number of outstanding shares held by each holder.

The merger or consolidation of the Company into another entity or any transaction in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution or winding of the Company.

Redemption

Upon delivery to the Company after September 27, 2002, of a written request signed by the holders of a majority of the then outstanding Series A redeemable convertible preferred stock voting together as a single class, the Company will be required to redeem the shares specified in the redemption request by paying in cash a sum equal to the higher of (i) $3.23 per share of Series A redeemable convertible preferred stock or (ii) the fair value of each share, plus all declared or accumulated but unpaid dividends on such shares within thirty days. The redemption value of the redeemable convertible preferred stock at September 30, 2001 and June 30, 2002 was approximately $7,430,000 and $16,099,000 (unaudited), respectively. Several factors have influenced the Company’s determination of the value of the redeemable convertible preferred stock. These factors include the Company’s current plans for an initial public offering, the performance of the Company’s business, changes in the Company’s business model and significant product introductions, current market conditions and the performance of the stock price of the Company’s comparable companies.

Conversion

The Series A redeemable convertible preferred stock are convertible, at the option of the holders, into such number of common shares, as is determined by dividing the original issuance price for each Series A redeemable convertible preferred stock by the conversion price (as defined and subject to certain adjustments set forth in the Company’s Certificate of Incorporation). The conversion price per share is $3.23. Conversion is automatic upon closing of a firm commitment underwritten public offering of the Company’s common shares at a price of not less than $6.46 per share and an aggregate offering proceeds of not less than $15,000,000, net of underwriting and commissions.

Voting

The holder of each share of Series A redeemable convertible preferred stock is entitled to the number of votes equal to the number of whole common shares of the Company into which such holder’s Series A redeemable convertible preferred stock could be converted into on the record date for the vote on written consent of the stockholders; will have voting rights and powers of common shares, and will vote as a single class with the holders of common shares, except in certain circumstances set forth in the Company’s Certificate of Incorporation and as required by law.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—Stockholders’ Equity:

Common stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of June 30, 2002.

During fiscal 1999 and the nine months ended June 30, 2002, the Company repurchased and retired 9,000 and 3,000 (unaudited) shares of common stock at a total cost of $29,070 and $21,000 (unaudited), respectively. The Company made no repurchases or retirements during fiscal 2000 and 2001.

Stock Option Plans

The Company has reserved shares of common stock for issuance under the 1993 Stock Option Plan and the 1998 Stock Plan (the “Plans”). Under the Plans, the Board of Directors may grant either the right to purchase shares or options to purchase common shares of the Company at prices not less than the fair market value at the date of grant for qualified options and 85% of the fair market value for non-qualified options and purchase rights. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of the fair market value, as determined by the Board of Directors. Options granted under the Plans are exercisable as determined by the Board of Directors, and generally expire ten years from date of grant.

The Company has the right of first refusal to repurchase common shares issued under the Plans at fair market value. The right of first refusal terminates upon the earlier of the effective date of a merger involving the Company in which the stockholders of the Company own less than 50% of the equity securities of the surviving corporation or the effective date of a sale of all, or substantially all, of the assets of the Company.

As of September 30, 2001 and June 30, 2002, 270,160 and 58,160 (unaudited) shares are available for future grant under the Plans.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Option activity under the Plans are as follows:

	Options Outstanding
	Number of Shares	Exercise Price	Total	Weighted Average Exercise Price
Balances, October 1, 1998	445,285	$0.32–$3.23	$ 946,708	$2.13
Options granted	197,500	$3.23	637,925	$3.23
Options exercised	(24,100)	$0.32–$3.23	(33,480)	$1.39
Options canceled/expired	(21,063)	$3.23	(68,033)	$3.23

Balances, September 30, 1999	597,622	$0.32–$3.23	1,483,120	$2.48
Options granted	279,000	$5.00–$16.85	1,489,800	$5.34
Options exercised	(165,843)	$0.32–$5.00	(377,895)	$2.28
Options canceled/expired	(20,397)	$3.23–$5.00	(69,422)	$3.40

Balances, September 30, 2000	690,382	$0.32–$16.85	2,525,603	$3.66
Options granted	202,500	$6.00	1,215,000	$6.00
Options exercised	(5,584)	$0.32–$5.00	(3,929)	$0.70
Options canceled/expired	(8,750)	$1.34–$16.85	(62,020)	$7.09

Balances, September 30, 2001	878,548	$0.32–$16.85	3,674,654	$4.18
Options granted (unaudited)	215,000	$7.00–$13.00	2,735,000	$12.72
Options exercised (unaudited)	(52,306)	$0.70–$7.00	(180,436)	$3.45
Options canceled/expired (unaudited)	(3,000)	$6.00	(18,000)	$6.00

Balances, June 30, 2002 (unaudited)	1,038,242	$0.32–$16.85	$6,211,218	$5.98

The options outstanding and exercisable by exercise price at September 30, 2001 are as follows:

Options Outstanding
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Options Exercisable
$ 0.32	60,000	2.62	60,000
$ 0.70	4,000	0.73	4,000
$ 1.34	37,334	1.22	37,334
$ 3.23	314,714	6.46	238,676
$ 5.00	254,000	8.30	103,498
$ 6.00	202,500	9.42	—
$16.85	6,000	8.76	1,749

	878,548		445,257

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The options outstanding and exercisable by exercise price at June 30, 2002 (unaudited) are as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)
$ 0.32	60,000	1.88	60,000
$ 1.34	20,250	0.68	20,250
$ 3.23	303,528	5.75	272,899
$ 5.00	247,397	7.56	144,522
$ 6.00	191,067	8.66	51,314
$ 7.00	5,000	9.76	5,000
$13.00	205,000	9.90	—
$16.85	6,000	8.01	2,874

	1,038,242		556,859

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company calculated the fair value of each option on the date of grant using the minimum value method as prescribed by SFAS No. 123 with the following assumptions:

	Years Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Risk-free interest rate	4.66%–5.18%	6.03%–6.68%	5.19%–5.42%	5.19%	4.04%–4.61%
Expected average life	5 years	4 years	4 years	4 years	4 years
Expected dividends	—	—	—	—	—

The risk-free interest rate was calculated in accordance with the grant date and the expected life of the options equal to the vesting period for the fiscal years ended 2001 and 2000.

As the determination of fair value of all options granted after such time the Company becomes a public company will include an expected volatility factor in addition to the factors described in the preceding table, the following results may not be representative of future periods.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had compensation costs been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company’s pro forma net income (loss) available to common stockholders and pro forma net income (loss) per common share, basic and diluted, would have been as follows:

	Years Ended September 30,			Nine Months Ended June 30,
	1999	2000	2001	2001	2002
				(unaudited)
Net income (loss) available to common stockholders:
As reported	$3,071,085	$2,566,617	$1,585,751	$903,732	$(4,512,855)

Pro forma	$3,001,967	$2,436,868	$1,424,771	$789,493	$(4,663,666)

Net income (loss) per common share:
Basic:
As reported	$0.53	$0.43	$0.26	$0.15	$(0.75)

Pro forma	$0.51	$0.41	$0.24	$0.13	$(0.77)

Diluted:
As reported	$0.43	$0.40	$0.25	$0.14	$(0.75)

Pro forma	$0.42	$0.38	$0.22	$0.12	$(0.77)

The weighted-average grant date fair value per share of options granted during the years ended September 30, 1999, 2000 and 2001 and the nine months ended June 30, 2001 and 2002 was $0.69, $1.20, $1.11, $1.10 (unaudited) and $1.90 (unaudited), respectively.

Stock-Based Compensation

In April 2002, the Company issued options to certain employees under the Plans with exercise prices below the deemed fair market value of the Company’s common stock at the date of grant. All of these options vested immediately upon grant. In accordance with the requirements of APB No. 25, the Company has recorded stock-based compensation for the difference between the exercise price of the stock options and the deemed fair market value of the Company’s stock at the date of grant. During the nine months ended June 30, 2002, the Company recorded stock-based compensation related to these options of $50,000. The Company had no stock-based compensation in the years ended September 30, 1999, 2000 and 2001.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Unaudited Pro Forma Net Income Per Common Share:

Pro forma basic and diluted net income per common share have been computed to give effect to redeemable convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended September 30, 2001 and the nine months ended June 30, 2002. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net income per common share follows:

	Year Ended September 30, 2001	Nine Months Ended June 30, 2002
	(unaudited)
Pro forma net income per common share, basic and diluted:
Net income (loss) available to common stockholders	$1,585,751	$(4,512,855)
Accretion of redeemable convertible preferred stock	1,430,781	8,245,775

Net income	$3,016,532	$3,732,920

Weighted-average shares outstanding used in computing basic net income (loss) per common share	6,016,972	6,031,557
Adjustments to reflect the effect of the assumed conversion of the preferred stock from the date of issuance	1,238,390	1,238,390

Weighted-average shares used in computing basic pro forma net income per common share	7,255,362	7,269,947
Adjustments to reflect the effect of the assumed conversion of options outstanding	439,666	412,828

Weighted-average shares used in computing diluted pro forma net income per common share	7,695,028	7,682,775

Pro forma net income per common share:
Basic	$0.42	$0.51

Diluted	$0.39	$0.49

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Income Taxes:

The provision for income taxes is as follows:

	Years Ended September 30,
	1999	2000	2001
Federal:
Current	$998,000	$1,747,000	$1,583,000
Deferred	408,000	(324,000)	(156,000)

	1,406,000	1,423,000	1,427,000

State:
Current	440,000	484,000	196,000
Deferred	90,000	60,000	38,000

	530,000	544,000	234,000

Foreign:
Current	27,000	26,000	24,000

Total provision for income taxes	$1,963,000	$1,993,000	$1,685,000

The components of the net deferred income tax assets are as follows:

	September 30,
	2000	2001
Depreciation and amortization	$704,000	$1,049,000
Allowance for doubtful accounts	100,000	98,000
Accrued liabilities	354,000	302,000
Deferred revenue	33,000	—
Research tax credits	247,000	117,000
State taxes	133,000	123,000

	$1,571,000	$1,689,000

On January 3, 1995, the Company established a wholly owned Foreign Sales Corporation (“FSC”) in order to utilize certain tax income benefits associated with foreign sales. The activities of the FSC have been combined with the parent company and the taxes paid have been recorded as current tax expense in these financial statements. However, the Company’s income before provision for income taxes is substantially all from its domestic operations.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income before taxes as follows:

	Years ended September 30,
	1999	2000	2001
Federal income tax at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal effect	5.8	6.3	5.8
Research and development tax credits	(3.0)	(3.6)	(5.2)
Foreign Sales Corporation benefit	(1.5)	(1.5)	(1.5)
Foreign Sales Corporation taxes	0.5	0.5	0.5
Other	3.2	3.6	2.2

Provision for income taxes	39.0%	39.3%	35.8%

Note 9—Acquisitions:

MC2 Scientific Systems, Inc.

In April 2000, the Company acquired substantially all of the assets of MC2 Scientific Systems, Inc., (“MC2”), a Florida corporation engaged in the scientific software industry. The purchase consideration consisted of $800,000 in cash and transaction costs of approximately $81,000. In addition, the Company agreed to pay $500,000 upon completion of certain regulatory approval milestones (provided such clearance is obtained no later than three years from the acquisition date). The contingent payment of $500,000 will be allocated to goodwill if and when paid (see Note 14).

The acquisition of MC2 has been accounted for using the purchase method of accounting and, accordingly the results of operations of MC2 have been included in the Company’s consolidated financial statements subsequent to April 19, 2000. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition as determined by management. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. The purchase price was allocated as follows:

Cash and cash equivalents	$1,956
Property and equipment, net	5,219
Assumed liabilities	(21,974)
Developed/core technology	385,994
Acquired in-process research and development	307,675
Acquired workforce	39,982
Goodwill	161,979

Total purchase price	$880,831

The amortization of developed/core technology, acquired workforce and goodwill is being computed over three, two and five years, respectively, on a straight-line basis. The fair value of the identifiable assets, including the portion of the purchase price attributed to the developed/core technology and acquired in-process research and development was determined by management. The income approach was used to value developed/core technology and acquired in-process research and development, which includes an analysis of the completion costs, cash flows, other required assets and risk associated with achieving such cash flows. Management expected revenues to start in 2001 and continue through 2004 for in-process technologies. Gross margins were

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated to be stable and operating expense ratios are estimated to slightly decline over the years. The present value of these cash flows were then calculated with a discount rate of 20% for the developed/core technology and 25% for the in-process research and development. At the date of the acquisition, the Company determined the technological feasibility of MC2’s products was not established and, accordingly, wrote-off the corresponding amounts to acquired in-process research and development. At the date of acquisition, the only identifiable intangible assets acquired were the developed/core technology and acquired workforce. Currently the Company knows of no developments, which would lead it to change its original assessment of the expected timing and commercial viability of these projects.

The two components of the in-process research and development projects acquired related to QwikSIM and PQR. QwikSIM extracts CT or MRI data that allows radiologists to view the tumor area in various dimensions and at the time of acquisition was considered 83% complete. PQR works in conjunction with QwikSIM to receive incoming DICOM messages, negotiate all incoming associations, and stores DICOM messages in specified image bins and at the time of acquisition was considered 75% complete. In order to bring these products to market, development of additional interfaces, specifications and documentation of new features as well as rigorous testing, documentation and support to achieve FDA approval was needed. At the time of valuation, it was believed that these products would be generating revenue in 2001; however, due to the required FDA approval of QwikSIM a reasonable risk of delay in completing the technology did exist. As part of the valuation process a five step income approach valuing the assets based on the earning capacity over a four year useful life at a 25% rate of return resulted in a valuation of the in-process research and development of $307,675. The products were successfully brought to market in 2002.

CareCore, Inc.

In February 2001, the Company acquired certain intangible assets of CareCore, Inc. (“CareCore”), a Delaware corporation engaged in the scientific software industry. The purchase consideration consisted of a prior loan provided by the Company with a fair value of $309,096, the purchase of other debt holders loans of $190,904 (see Note 11) and transaction costs of approximately $39,803. The Company did not assume any CareCore liabilities or employee stock options.

The acquisition of CareCore has been accounted for using the purchase method of accounting and, accordingly, the results of operations of CareCore have been included in the Company’s consolidated financial statements subsequent to March 28, 2001. The purchase price was allocated to the assets acquired based on their estimated fair values at the date of acquisition as determined by management. The purchase price was allocated as follows:

Acquired in-process research and development	$510,846
Acquired workforce	28,957

Total purchase price	$539,803

The acquired workforce is being amortized over 10 months on a straight-line basis. The fair value of the identifiable assets, including the portion of the purchase price attributed to the acquired in-process research and development, was determined by management and an independent appraisal. The income approach was used to value the in-process research and development, which includes an analysis of the completion costs, cash flows, other required assets and risk associated with achieving such cash flows. Management expected revenues to start in 2001 and continue through 2003. Gross margins are estimated to be stable and operating expense ratios are expected to slightly decline over the years. The present value of these cash flows were then calculated with a discount rate of 30% for the in-process research and development. At the date of the acquisition, the Company determined the technological feasibility of CareCore’s products was not established and, accordingly, wrote-off

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the corresponding amounts to acquired in-process research and development. At the date of acquisition, the only identifiable intangible asset acquired was the workforce. Currently the Company knows of no developments which would lead it to change its original assessment of the expected timing and commercial viability of these projects.

Upon completion, the in-process research and development of CareCore will enable private and secure access to personal patient medical records, facilitating communication and support for patients and their families. Since CareCore had not brought their product to market there was no developed or core technology and the in-process research and development was considered 50% complete at the time of acquisition. Instead of bringing this product to market under a specifically identifiable product the Company leveraged various aspects of the in-process research and development into its own existing technology. At the time of valuation, it was believed that these products would be contributing revenue in 2002; however, due to the low level of completion, a reasonable risk of delay in leveraging the technology did exist. As part of the valuation process a five step income approach valuing the assets based on the earning capacity over a four year useful life at a 30% rate of return resulted in a valuation of in-process research and development of $510,846. The relevant aspects of the in-process technology were successfully brought to market in 2002.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information are based on the respective historical financial statements of the Company, MC2 and CareCore. The pro forma financial information reflects the consolidated results of operations as if the acquisitions of MC2 and CareCore occurred at the beginning of each of the periods presented and includes the amortization of the resulting goodwill and other intangible assets. The pro forma data excludes non-recurring charges, such as in-process research and development. The pro forma financial data presented are not necessarily indicative of the Company’s results of operations that might have occurred had the transactions been completed at the beginning of the periods presented, and do not purport to represent what the Company’s consolidated results of operations might be for any future period.

	Year Ended September 30,		Nine Months Ended June 30, 2002
	2000	2001
Net sales	$27,698,828	$33,856,579	$32,606,163
Net income (loss) available to common stockholders	$3,271,579	$2,084,532	$(4,512,855)
Net income (loss) per common share:
Basic	$0.55	$0.35	$(0.75)
Diluted	$0.51	$0.32	$(0.75)
Weighted-average shares used in computing net income (loss) per common share:
Basic	5,906,657	6,016,972	6,031,557
Diluted	6,386,607	6,456,638	6,031,557

Note 10—Retirement Plan:

The Company has a voluntary 401(k) Plan (the “Plan”) covering substantially all eligible employees. The Plan provides for employees to make tax deferred contributions to the Plan equal to a maximum of 15% of their salary under a written elective deferral agreement. The Company will match the first 5% of such contributions, which vest over a six year period. The Company contributed $254,404, $298,196 and $424,862 to the Plan in the fiscal years ended September 30, 1999, 2000 and 2001, respectively.

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—Related Party Note Receivable:

In November 1999, the Company entered into a convertible note receivable agreement with CareCore, in the amount of $1,000,000. Officers and Directors of CareCore were also Officers and Directors of the Company. Under the terms of the agreement, the note was due and payable upon demand to the Company at any time after November 2000. The note, which bore interest at 5.57%, was convertible at the Company’s option, in whole or in part, into shares of the preferred stock series to be issued in CareCore’s next round of equity financing. In connection with the note, the Company also received a warrant to purchase a number of shares of the redeemable convertible preferred stock issued in CareCore’s next equity financing equal to the quotient obtained by dividing 20% of the original note principal amount, by the price of the shares of preferred stock sold in such equity financing. In the event such equity financing did not occur on or before May 31, 2002, the warrant was to be exercisable for shares of common stock at $0.50 per share. Based on information available at September 30, 2000, the note receivable was deemed unlikely to be fully collected and as such the receivable was written-down to $309,096, a balance which the Company deemed collectable.

Also in November 1999, CareCore entered into convertible promissory note agreements with Officers and Directors of the Company. On December 29, 2000, the Company purchased the outstanding convertible notes receivable from the Officers and Directors of the Company at $0.30 on each $1.00 for total consideration of $190,904. In February 2001, these receivables were settled and the warrant was terminated as part of the Company’s acquisition of CareCore (see Note 9).

Note 12—Merger Related Costs:

In June 2000, the Company signed a definitive agreement with a publicly traded company to merge the organizations in a transaction that would have been accounted for as a pooling of interests. On November 6, 2000, the U.S. Department of Justice announced its intention to block the proposed transaction due to antitrust concerns in the radiation oncology information management system market sector. Both parties agreed not to challenge the decision by foregoing the option to seek further judgment by the Federal courts. The Company incurred $578,228 of legal and accounting fees associated with the transaction.

Note 13—Subsequent Event:

Reincorporation

Prior to the completion of the Company’s initial public offering, the Company’s Board of Directors will authorize the reincorporation of the Company in the state of Delaware, subject to stockholder approval. Following the reincorporation, the Company will be authorized to issue 60,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. The Board of Directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights preferences, privileges and restrictions thereof. The accompanying consolidated financial statements have been retroactively restated to give effect to the reincorporation.

Note 14—Subsequent Events (Unaudited):

Subsidiaries

In January 2002, the Company established IMPAC Global Systems UK Limited, a wholly owned subsidiary incorporated in the United Kingdom.

The Company’s international subsidiary uses the local currency as its functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to cumulative comprehensive income.

Acquisitions

MC2

In November 2001 and January 2002, total contingent payments of $500,000 were paid in accordance with the terms of the acquisition agreement for MC2 (see Note 9). These contingent payments were allocated to goodwill.

Intellidata, Inc.

In April 2002, the Company acquired all outstanding stock of Intellidata, Inc. (“Intellidata”), a Virginia corporation which provides laboratory information systems to multi-site clinics, hospitals and physicians’ labs as well as to commercial, public health and specialty labs. In addition, the Company executed a covenant-not-to-compete agreement with Intellidata’s founder who was also the majority stockholder. The total purchase consideration consisted of $1,040,000 in cash for Intellidata’s outstanding stock, $260,000 in cash for the covenant-not-to-compete and total transaction costs of approximately $129,000. Of the total purchase price of $1,300,000, the Company held back $30,000 to cover any transaction expenses that arose after the acquisition date. The $30,000 will be allocated to goodwill when paid.

The acquisition of Intellidata was accounted for in accordance with SFAS No. 141 using the purchase method of accounting and, accordingly, the results of operations of Intellidata have been included in the Company’s consolidated financial statements subsequent to April 30, 2002. The purchase price was allocated to the net tangible and identifiable intangible assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition as determined by management. The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill. The purchase price was allocated as follows:

Cash and cash equivalents	$7,056
Accounts receivable, net	143,570
Property and equipment, net	500
Other assets	2,375
Assumed liabilities	(319,614)
Developed/core technology	698,910
Acquired in-process research and development	115,899
Customer base	356,201
Covenant-not-to-compete	260,000
Goodwill	133,705

$1,398,602

The Company is amortizing developed/core technology, the customer base and the covenant-not-to-compete on a straight line basis over five, four and five year periods, respectively. In accordance with SFAS No. 142, no amortization has been recorded on the goodwill. Goodwill is deductible for tax purposes over a fifteen year period.

The fair value of the identifiable assets, including the portion of the purchase price attributed to the developed/core technology, acquired in-process research and development and the customer base was determined by management. The income approach was used to value developed/core technology, acquired in-process research and development and the customer base, which includes an analysis of the completion costs, cash flows, other required assets and risk associated with achieving such cash flows. Gross margins were estimated to be stable and operating expense ratios were estimated to slightly decline over the years. The present value of these cash flows was calculated with a discount rate of 20% for the developed/core technology, 30% for the in-process research and development and 25% for the customer base.

The in-process projects relate primarily to the development of additional modules to the laboratory information system and are expected to be completed over the next twelve months. The purchased in-process technology was not considered to have reached technological feasibility and it has no alternative future use. Accordingly, it was recorded as component of operating expense. The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include retaining key personnel and being able to successfully and profitably produce, market and sell related products. The Company does not know of any developments which would lead it to significantly change its original estimate of the expected timing and commercial viability of these projects.

The following pro forma financial information is based on the historical financial statements of the Company, CareCore and Intellidata. The pro forma financial information reflects the consolidated results of operations as if the acquisitions of CareCore and Intellidata occurred at the beginning of the periods presented and includes the amortization of the resulting identifiable intangible assets. The pro forma data excludes non-recurring charges, such as in-process research and development. The pro forma financial data presented are not necessarily indicative of the Company’s results of operations that might have occurred had the transactions been completed at the beginning of periods presented, and do no purport to represent what the Company’s consolidated results of operations might be for any future period.

	Year Ended September 30, 2001	Nine Months Ended June 30, 2002
Net sales	$34,945,841	$33,055,389
Net income (loss) available to common stockholders	$2,063,347	$(4,676,171)
Net income (loss) per common share:
Basic	$0.34	$(0.78)
Diluted	$0.32	$(0.78)
Weighted-average shares used in computing net income (loss) per common share:
Basic	6,016,972	6,031,557
Diluted	6,456,638	6,031,557

Commitments

In July 2002, the Company entered into a license agreement for telecommunication services through 2007. The future aggregate payments under the license agreement total approximately $5,450,000.

In connection with the acquisition of Intellidata, the Company acquired an operating lease for an office facility located in Woodbridge, Virginia. The lease expires in October 2003 and total future minimum lease payments at the date of acquisition totaled $49,620.

2002 Stock Plan

The Company’s 2002 stock plan was adopted by the Board of Directors in May 2002 and will be submitted to the stockholders for approval prior to the closing of the Company’s initial public offering. The 2002 stock plan will become effective when the underwriting agreement for the Company’s initial public offering is signed. At that time, all outstanding options and stock purchase rights under our 1993 stock option plan and the 1998 stock plan will be administered under the 2002 stock plan but will continue to be governed by their existing terms. The 2002 stock plan provides for the discretionary grant to employees, including officers and employee directors, of

IMPAC MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incentive stock options and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. The 2002 stock plan also provides for the periodic automatic grant of nonstatutory stock options to non-employee directors. The total number shares of common stock reserved for issuance under the 2002 stock plan equals 2,500,000 shares of common stock plus the number of shares that remain reserved for issuance under the 1993 stock option plan and the 1998 stock plan as of the date the 2002 stock plan becomes effective. The number of shares reserved for issuance under the 2002 stock plan will be increased on the first day of each of the Company’s fiscal years by the lesser of (a) 3.0% of the outstanding common stock on the last day of the immediately preceding fiscal year and (b) such lesser amount as the board may determine. The exercise price of all incentive stock options granted under the 2002 stock plan and all nonstatutory stock options granted automatically to non-employee directors must be at least equal to the fair market value of the common stock on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of the Company’s outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must equal at least 110% of the fair market value on the date of grant. Unless terminated sooner, the 2002 stock plan will terminate automatically 10 years from the date it was adopted by the Company’s Board of Directors.

2002 Employee Stock Purchase Plan

The Company’s 2002 employee stock purchase plan was adopted by the Board of Directors in May 2002 and will be submitted to the stockholders for approval prior to the closing of this offering. A total of 750,000 shares of common stock has been reserved for issuance under the 2002 employee stock purchase plan. Under the employee stock 2002 purchase plan, the Board of Directors may determine the duration and frequency of stock purchase periods. Initially the 2002 employee stock purchase plan will operate using semi-annual offering periods. The 2002 employee stock purchase plan permits participants to purchase common stock through payroll deductions of up to 10% of their total compensation, including bonuses and commissions. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2002 employee stock purchase plan is generally 85% of the lower of the fair market value of the common stock either at the beginning of the offering period or at the end of the purchase period. Unless earlier terminated by the Board of Directors, the 2002 purchase plan will terminate automatically December 31, 2012.

Initial public offering

In May 2002, the Company’s Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell its common stock to the public. Upon completion of the Company’s initial public offering, all of the outstanding redeemable convertible preferred stock will be converted into shares of common stock.

PROSPECTUS , 2002

IMPAC Medical Systems, Inc.

                     Shares
Common Stock

Thomas Weisel Partners LLC SG Cowen U.S. Bancorp Piper Jaffray

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Until            , 2002 (25 days after commencement of this offering), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee; the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee		$4,656
NASD filing fee		5,560
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		500,000
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$

*	to be filed by amendment

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article XIV of our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Article VI of our bylaws provides for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have entered into indemnification agreements with each director which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance if available on reasonable terms.

The form of underwriting agreement, filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of us and our controlling persons against certain liabilities under the Securities Act.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

Since May 1, 1999, we have sold and issued the following unregistered securities:

1. Since May 1, 1999, we have issued options to purchase an aggregate of 657,500 shares of our common stock under our 1993 stock option plan and 1998 stock plan to a number of our employees and directors, 222,067 shares of which have been exercised at purchase prices ranging from $0.32 per share to $7.00 per share.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on:

•	Rule 701 promulgated under the Securities Act; or
•	Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering.

The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits

Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation.*

3.2	Form of Amended and Restated Certificate of Incorporation to be effective upon closing of the offering.*

3.3	Bylaws.*

3.4	Form of Amended and Restated Bylaws to be effective upon closing.*

4.1	Specimen Stock Certificate.

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.**

10.1	Software Distribution Agreement dated April 25, 2001 between IMPAC and Siemens Medical Systems, Inc.†*

10.2	Application Service Provider (ASP) Agreement dated May 31, 2002 between IMPAC and US Oncology, Inc.†*

10.3	Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC, as amended, for the premises in Mountain View, California.*

10.3.1
Second Addendum dated March 23, 2000 to Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC for the premises in Mountain View, California.*

10.4	Form of Indemnification Agreement between IMPAC and each of its officers and directors.*

10.5	1993 Stock Option Plan.*

10.6	1998 Stock Plan.*

10.7	2002 Stock Plan.*

10.8	2002 Employee Stock Purchase Plan.*

10.9	Form of Incentive Stock Option Agreement for 2002 Stock Plan.*

10.10	Form of Nonqualified Stock Option Agreement for 2002 Stock Plan.*

10.11	Investor Rights Agreement dated October 9, 1996 between IMPAC and the investors therein.*

21.1	List of Subsidiaries of IMPAC.*

23.1	Consent of Independent Accountants.

23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on page II-4).*

*	Previously Filed.

**	To be supplied by amendment.

†	Confidential treatment requested as to certain portions of this Exhibit.

(b)  Financial Statement Schedules

The following schedule is filed herewith:

Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    UNDERTAKINGS.

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Mountain View, State of California on September 26, 2002.

IMPAC MEDICAL SYSTEMS, INC.

By:	/s/ JOSEPH K. JACHINOWSKI
Joseph K. Jachinowski President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOSEPH K. JACHINOWSKI Joseph K. Jachinowski	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	September 26, 2002

/s/ KENDRA A. BORREGO Kendra A. Borrego	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 26, 2002

* James P. Hoey	Director, Executive Vice President Chief Operations Officer	September 26, 2002

* David A. Auerbach	Director, Executive Vice President and Treasurer	September 26, 2002

* Gregory M. Avis	Director	September 26, 2002

* Robert J. Becker, M.D.	Director	September 26, 2002

* Christopher M. Rose, M.D.	Director	September 26, 2002

*By:	/s/ JOSEPH K. JACHINOWSKI
Joseph K. Jachinowski Attorney-in-Fact

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of
IMPAC Medical Systems, Inc. and Subsidiaries

The reincorporation described in Note 13 to the consolidated financial statements has not been consummated at September 25, 2002. When it has been consummated, we will be in a position to furnish the following report:

“Our audits of the consolidated financial statements referred to in our report dated November 2, 2001, appearing in the Registration Statement on Form S-1 of IMPAC Medical Systems, Inc. also included an audit of the financial statement schedule listed in Item 16(b) on Page II-3 of this Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.”

/s/    PricewaterhouseCoopers LLP

San Jose, California
November 2, 2001

SCHEDULE II

IMPAC MEDICAL SYSTEMS, INC.

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended September 30, 1999, 2000 and 2001

Descriptions	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable
Year ended September 30, 1999	$272,000	$86,000	$(27,000)	$331,000
Year ended September 30, 2000	331,000	359,000	(306,000)	384,000
Year ended September 30, 2001	384,000	—	(133,000)	251,000

All other financial statement schedules have been omitted because the information required to be set forth herein is not applicable or is shown either in the consolidated financial statements or the notes thereto.

EXHIBIT INDEX

The following exhibits are filed as part of this Form S-1 Registration Statement.

Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation.*

3.2	Form of Amended and Restated Certificate of Incorporation to be effective upon closing of the offering.*

3.3	Bylaws.*

3.4	Form of Amended and Restated Bylaws to be effective upon closing.*

4.1	Specimen Stock Certificate.

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered.**

10.1	Software Distribution Agreement dated April 25, 2001 between IMPAC and Siemens Medical Systems, Inc.†*

10.2	Application Service Provider (ASP) Agreement dated May 31, 2002 between IMPAC and US Oncology, Inc.†*

10.3	Lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC, as amended, for the premises in Mountain View, California.*

10.3.1
Second Addendum dated March 23, 2000 to lease Agreement dated September 1, 1999 between the Revocable Living Trust dated March 23, 1987, Hillview Management, Inc. and IMPAC for the premises in Mountain View, California.*

10.4	Form of Indemnification Agreement between IMPAC and each of its officers and directors.*

10.5	1993 Stock Option Plan.*

10.6	1998 Stock Plan.*

10.7	2002 Stock Plan.*

10.8	2002 Employee Stock Purchase Plan.*

10.9	Form of Incentive Stock Option Agreement for 2002 Stock Plan.*

10.10	Form of Nonstatutory Stock Option Agreement for 2002 Stock Plan.*

10.11	Investor Rights Agreement dated October 9, 1996 between IMPAC and the investors therein.*

21.1	List of Subsidiaries of IMPAC.*

23.1	Consent of Independent Accountants.

23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on page II-4).*

*	Previously filed.
**	To be supplied by amendment.
†	Confidential treatment requested as to certain portions of this Exhibit.